Key metrics
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Credit Suisse (CHF million)
Net revenues	5,103	7,574	6,194	(33)	(18)	12,677	11,970	6
Provision for credit losses	(25)	4,394	296	–	–	4,369	864	406
Total operating expenses	4,315	3,937	4,347	10	(1)	8,252	8,354	(1)
Income/(loss) before taxes	813	(757)	1,551	–	(48)	56	2,752	(98)
Net income/(loss) attributable to shareholders	253	(252)	1,162	–	(78)	1	2,476	(100)
Cost/income ratio (%)	84.6	52.0	70.2	–	–	65.1	69.8	–
Effective tax rate (%)	69.6	69.5	25.2	–	–	71.4	10.2	–
Basic earnings/(loss) per share (CHF)	0.10	(0.10)	0.47	–	(79)	0.00	1.00	(100)
Diluted earnings/(loss) per share (CHF)	0.10	(0.10)	0.46	–	(78)	0.00	0.98	(100)
Return on equity (%)	2.3	(2.3)	9.8	–	–	0.0	10.7	–
Return on tangible equity (%)	2.6	(2.6)	11.0	–	–	0.0	12.0	–
Assets under management and net new assets (CHF billion)
Assets under management	1,632.0	1,596.0	1,443.4	2.3	13.1	1,632.0	1,443.4	13.1
Net new assets	(4.7)	28.4	9.8	–	–	23.7	15.6	51.9
Balance sheet statistics (CHF million)
Total assets	796,799	851,395	828,480	(6)	(4)	796,799	828,480	(4)
Net loans	299,844	304,188	294,312	(1)	2	299,844	294,312	2
Total shareholders' equity	43,580	44,590	46,535	(2)	(6)	43,580	46,535	(6)
Tangible shareholders' equity	38,747	39,707	41,586	(2)	(7)	38,747	41,586	(7)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.7	12.2	12.5	–	–	13.7	12.5	–
CET1 leverage ratio	4.2	3.8	4.5	–	–	4.2	4.5	–
Tier 1 leverage ratio	6.0	5.5	6.2	–	–	6.0	6.2	–
Share information
Shares outstanding (million)	2,411.3	2,364.0	2,441.6	2	(1)	2,411.3	2,441.6	(1)
of which common shares issued	2,650.7	2,447.7	2,556.0	8	4	2,650.7	2,556.0	4
of which treasury shares	(239.4)	(83.7)	(114.4)	186	109	(239.4)	(114.4)	109
Book value per share (CHF)	18.07	18.86	19.06	(4)	(5)	18.07	19.06	(5)
Tangible book value per share (CHF)	16.07	16.80	17.03	(4)	(6)	16.07	17.03	(6)
Market capitalization (CHF million)	25,448	24,009	23,983	6	6	25,448	23,983	6
Number of employees (full-time equivalents)
Number of employees	49,240	49,090	48,800	0	1	49,240	48,800	1
See relevant tables for additional information on these metrics.

Financial Report 2Q21
Financial Report 2Q21
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Asset Management
Investment Bank
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information
For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Mandatory Convertible Notes
These materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.
These materials are not an offer of securities for sale in the United States or to U.S. persons (“U.S. persons”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The mandatory convertible notes described in these materials and the shares of Credit Suisse Group AG issuable on their conversion have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration under the U.S. Securities Act.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 49,240 employees from over 150 different nations. Our broad footprint helps us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Asset Management and Investment Bank divisions. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division offers comprehensive advisory services and tailored investment and financing solutions to entrepreneurial, ultra-high-net-worth and high-net-worth individuals, to classic private banking clients and to external asset managers. In Europe, the Middle East, Africa and Latin America we serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities.
Asia Pacific
The Asia Pacific division delivers an integrated wealth management, financing, underwriting and advisory offering to our target ultra-high-net-worth, entrepreneur and corporate clients. We provide a comprehensive suite of wealth management products and services to our clients in Asia Pacific and provide a broad range of advisory services related to debt and equity underwriting of public offerings and private placements as well as mergers and acquisitions. Our close collaboration with the Investment Bank supports and enables our wealth management activities in the region through the delivery of holistic, innovative products and tailored advice.
Asset Management
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.
Investment Bank
The Investment Bank division delivers client-centric sales and trading products, services and solutions across all asset classes and regions as well as advisory, underwriting and financing services. Our range of products and services includes global securities sales, trading and execution, prime brokerage, capital raising and comprehensive corporate advisory services. Additionally, our Global Trading Solutions platform provides centralized trading and sales services to the Group’s other business divisions. Our clients include financial institutions and sponsors, corporations, governments, ultra-high-net-worth individuals, sovereigns and institutional investors.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Asset Management
Investment Bank
Corporate Center
Assets under management

Operating environment
Service sector activity picked up as vaccinations against COVID-19 progressed in major economies. Global equity markets ended the quarter higher and volatility decreased further. Major government bond yields were mixed, and the US dollar was generally slightly lower against major currencies in 2Q21.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets performed well in 2Q21 on the increased prospect that 2021 would bring a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. However, a recent and growing resurgence in COVID-19 infection rates globally, in particular among unvaccinated persons, is attributed to the so-called Delta variant strain of the coronavirus, which appears to be more infectious than the original strain, and may negatively affect the expected recovery. India suffered a severe second COVID-19 infection wave in March and April 2021 that put its public healthcare system under acute pressure. The infection wave subsided in May and June but began to rise again in July. Economic and social activity lockdown measures tightened during the initial infection wave. The lockdowns eased in May and June but in July have tightened again in some states.
Economic environment
Service sector activity picked up as vaccinations against COVID-19 progressed and infection rates declined in most major economies. Inflation increased in many economies, partly driven by base effects from second quarter weakness last year, but also due to price pressures from global goods supply shortages, higher shipping costs and rapid business reopenings in the services sector. In the US, fiscal stimulus continued to support household disposable income and goods consumption. European economic resurgence lagged behind the US due to slower vaccination rates and availability, but gathered pace in June. In China, growth moderated as supply issues disrupted manufacturing. Some emerging economies, most notably India and Latin America, were hit by large waves of COVID-19 cases.
The US Federal Reserve (Fed) kept rates close to zero and continued large-scale asset purchases, but signaled discussions on asset purchase reductions could start soon amid upgraded economic projections. The European Central Bank (ECB) and the Bank of Japan continued asset purchases and kept rates unchanged. The Bank of England (BoE) reduced the pace of asset purchases. The Swiss National Bank (SNB) kept policy rates unchanged.
The anticipation of fading social distancing requirements and the effects of economic reopening had a positive impact on global equity market prices in 2Q21. Compared to 1Q21, the US equity market gained 8.8%. European equity markets underperformed the US equity market ending the quarter 5.8% higher. The Swiss equity market gained 9.5% and was one of the stronger markets. Within emerging markets, stocks in the Latin America region outperformed, whereas Asia underperformed. Information technology, real estate and communication services outperformed utilities, industrials and materials, which were the worst underperformers.

The Chicago Board Options Exchange Market Volatility Index (VIX) increased significantly in May, and then decreased again towards the end of 2Q21. The Credit Suisse Hedge Fund Index increased 3.0% in 2Q21 compared to 1Q21.
World bank stocks underperformed against global equity markets and European bank stocks underperformed world bank stocks in 2Q21. At the end of 2Q21, world bank stocks traded 5.2% higher compared to 1Q21 (refer to the charts under “Equity markets”).
In fixed income, following the publication of US inflation measures and the June Federal Open Market Committee (FOMC) meeting, the US yield curves flattened somewhat. Credit spreads remained at a tight level (refer to “Yield curves” and “Credit spreads” for further information). Both investment-grade and emerging market hard currency sovereign bonds delivered a positive return in 2Q21. Furthermore, shorter-duration segments, such as high yield, continued to be resilient, and corporate default rates globally normalized further, especially in the US and Europe.
The US dollar ended 2Q21 slightly lower against other major currencies. The outcome of the June FOMC meeting supported the US dollar and helped recoup some of its losses in the first half of the quarter. Low-yielding currencies such as the Japanese yen, the Swiss franc and the euro depreciated after the FOMC meeting.Nevertheless, with the European recovery stronger than initially expected, the euro gained nearly 1% against the US dollar in 2Q21. The Swiss franc held up well, gaining almost 2% against the US dollar in 2Q21, while both the pound sterling and Japanese yen were stable over the period. The more cyclical currencies had a mixed performance in 2Q21 with the Canadian dollar gaining and the Australian dollar declining against the US dollar.
Commodities extended their recovery in 2Q21 and the Credit Suisse Commodities Benchmark ended the quarter 16% higher. Energy markets and oil outperformed as demand recovered amid COVID-19 vaccination progress and continued OPEC+ (Organization of the Petroleum Exporting Countries Plus) supply restraint helped shrink global inventories. Agriculture prices rose due to declining crop inventories and mixed harvests in Latin America. Industrial metals gained while precious metals underperformed.

Credit Suisse
In 2Q21, we recorded net income attributable to shareholders of CHF 253 million. Return on equity and return on tangible equity were 2.3% and 2.6%, respectively. As of the end of 2Q21, our CET1 ratio was 13.7%.
Results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net interest income	1,416	1,654	1,570	(14)	(10)	3,070	3,104	(1)
Commissions and fees	3,158	3,737	2,880	(15)	10	6,895	5,807	19
Trading revenues [1]	153	1,811	1,254	(92)	(88)	1,964	2,181	(10)
Other revenues	376	372	490	1	(23)	748	878	(15)
Net revenues	5,103	7,574	6,194	(33)	(18)	12,677	11,970	6
Provision for credit losses	(25)	4,394	296	–	–	4,369	864	406
Compensation and benefits	2,356	2,207	2,594	7	(9)	4,563	4,910	(7)
General and administrative expenses	1,589	1,376	1,440	15	10	2,965	2,786	6
Commission expenses	325	329	313	(1)	4	654	658	(1)
Restructuring expenses	45	25	–	80	–	70	–	–
Total other operating expenses	1,959	1,730	1,753	13	12	3,689	3,444	7
Total operating expenses	4,315	3,937	4,347	10	(1)	8,252	8,354	(1)
Income/(loss) before taxes	813	(757)	1,551	–	(48)	56	2,752	(98)
Income tax expense/(benefit)	566	(526)	391	–	45	40	281	(86)
Net income/(loss)	247	(231)	1,160	–	(79)	16	2,471	(99)
Net income/(loss) attributable to noncontrolling interests	(6)	21	(2)	–	200	15	(5)	–
Net income/(loss) attributable to shareholders	253	(252)	1,162	–	(78)	1	2,476	(100)
Statement of operations metrics (%)
Return on regulatory capital	7.8	(7.6)	15.5	–	–	0.3	13.7	–
Cost/income ratio	84.6	52.0	70.2	–	–	65.1	69.8	–
Effective tax rate	69.6	69.5	25.2	–	–	71.4	10.2	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.10	(0.10)	0.47	–	(79)	0.00	1.00	(100)
Diluted earnings/(loss) per share	0.10	(0.10)	0.46	–	(78)	0.00	0.98	(100)
Return on equity (%, annualized)
Return on equity	2.3	(2.3)	9.8	–	–	0.0	10.7	–
Return on tangible equity [2]	2.6	(2.6)	11.0	–	–	0.0	12.0	–
Book value per share (CHF)
Book value per share	18.07	18.86	19.06	(4)	(5)	18.07	19.06	(5)
Tangible book value per share [2]	16.07	16.80	17.03	(4)	(6)	16.07	17.03	(6)
Balance sheet statistics (CHF million)
Total assets	796,799	851,395	828,480	(6)	(4)	796,799	828,480	(4)
Risk-weighted assets	283,611	302,869	299,293	(6)	(5)	283,611	299,293	(5)
Leverage exposure	916,888	967,798	836,755	(5)	10	916,888	836,755	10
Number of employees (full-time equivalents)
Number of employees	49,240	49,090	48,800	0	1	49,240	48,800	1
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
2Q21 results
In 2Q21, Credit Suisse reported net income attributable to shareholders of CHF 253 million compared to net income attributable to shareholders of CHF 1,162 million in 2Q20 and a net loss attributable to shareholders of CHF 252 million in 1Q21. In 2Q21, Credit Suisse reported income before taxes of CHF 813 million, compared to income before taxes of CHF 1,551 million in 2Q20 and a loss before taxes of CHF 757 million in 1Q21.
The 2Q21 results included a loss of CHF 594 million in respect of the failure by a US-based hedge fund, Archegos Capital Management (Archegos), to meet its margin commitments, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million, mainly relating to severance-related costs and professional services fees.
> Refer to “Archegos Capital Management” in Other information for further information.
Results details
Net revenues
In 2Q21, we reported net revenues of CHF 5,103 million, which decreased 18% compared to 2Q20, primarily reflecting lower net revenues in the Investment Bank. The decrease in the Investment Bank reflected a loss of CHF 493 million related to Archegos and lower results across most businesses compared to a strong prior year period, which benefited from robust volumes and higher volatility, and, in light of the Archegos matter, we de-risked and resized the Investment Bank, notably in our prime services business.
Compared to 1Q21, net revenues decreased 33%, primarily reflecting lower net revenues in the Investment Bank and Asia Pacific. The decrease in the Investment Bank reflected the loss related to Archegos compared to robust revenues in 1Q21. The decrease in Asia Pacific reflected lower transaction-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees.
Provision for credit losses
In 2Q21, the release of provision for credit losses of CHF 25 million mainly reflected releases in current expected credit loss (CECL) provisions. The release of CECL provisions was driven by an improved global economic outlook reflected in amended scenario weights, an overall improvement of macroeconomic factors as well as a recalibration of qualitative overlays. The release was partially offset by a charge of CHF 70 million related to Archegos in the Investment Bank. In 1Q21, provision for credit losses of CHF 4,394 million included a charge of CHF 4,430 million in respect of the Archegos matter.
Total operating expenses
Compared to 2Q20, total operating expenses of CHF 4,315 million decreased 1%, primarily reflecting a 9% decrease in compensation and benefits, mainly relating to lower discretionary compensation expenses due to the impact of Archegos losses. This decrease was partially offset by restructuring expenses of CHF 45 million and a 10% increase in general and administrative expenses, primarily driven by higher litigation provisions, mainly related to legacy litigation matters, higher professional services fees and higher IT, machinery and equipment expenses, partially offset by lower other expenses.
Compared to 1Q21, total operating expenses increased 10%, primarily reflecting a 15% increase in general and administrative expenses, mainly driven by higher litigation provisions, primarily related to legacy litigation matters, higher professional services fees, partially offset by lower other expenses and a 7% increase in compensation and benefits, mainly due to higher deferred compensation awards and higher salaries.

Income tax
In 2Q21, the income tax expense of CHF 566 million, resulting in an effective tax rate of 69.6% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 2Q21 results. The effective tax rate is expected to remain at significantly elevated levels for the remainder of the year. This continues to primarily reflect the loss related to Archegos, for which only a partial tax benefit could be recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs, and an additional valuation allowance in the Group’s operating entities in the UK. Overall, net deferred tax assets increased CHF 216 million to CHF 3,623 million during 2Q21.
Regulatory capital
As of the end of 2Q21, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.7% and our risk-weighted assets (RWA) were CHF 283.6 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information on regulatory capital.
Employees and other headcount
Employees and other headcount
end of	2Q21	1Q21	2Q20
Employees (full-time equivalents)
Swiss Universal Bank	13,250	13,220	13,210
International Wealth Management	8,000	7,940	7,760
Asia Pacific	7,090	6,950	7,030
Asset Management	2,220	2,180	2,160
Investment Bank	17,650	17,750	17,420
Corporate Center	1,030	1,050	1,220
Total employees	49,240	49,090	48,800
Other headcount
Outsourced roles, contractors and consultants [1]	14,800	13,670	12,770
Total employees and other headcount	64,040	62,760	61,570
Based on full-time equivalents.
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
There were 49,240 Group employees as of the end of 2Q21, stable compared to 1Q21, mainly reflecting increases in Asia Pacific and International Wealth Management, offset by a decrease in the Investment Bank. The number of outsourced roles, contractors and consultants increased by 1,130 compared to 1Q21.
Net revenues by region
	in			% change		in		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net revenues (CHF million)
Switzerland	1,745	1,667	1,591	5	10	3,412	3,396	0
EMEA	1,171	1,372	1,382	(15)	(15)	2,543	2,745	(7)
Americas	1,306	2,904	2,368	(55)	(45)	4,210	3,918	7
Asia Pacific	997	1,482	1,069	(33)	(7)	2,479	2,197	13
Corporate Center	(116)	149	(216)	–	(46)	33	(286)	–
Net revenues	5,103	7,574	6,194	(33)	(18)	12,677	11,970	6
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Net revenues	1,477	930	798	404	1,610	(116)	5,103
Provision for credit losses	(21)	(25)	6	1	14	0	(25)
Compensation and benefits	460	390	337	174	876	119	2,356
Total other operating expenses	313	225	205	125	796	295	1,959
of which general and administrative expenses	255	178	162	96	626	272	1,589
of which restructuring expenses	5	5	3	2	29	1	45
Total operating expenses	773	615	542	299	1,672	414	4,315
Income/(loss) before taxes	725	340	250	104	(76)	(530)	813
Return on regulatory capital (%)	22.9	28.2	26.0	58.2	(2.4)	–	7.8
Cost/income ratio (%)	52.3	66.1	67.9	74.0	103.9	–	84.6
Total assets	265,801	91,957	70,569	3,591	248,775	116,106	796,799
Goodwill	590	289	1,052	1,122	1,535	0	4,588
Risk-weighted assets	82,779	34,254	28,606	9,894	72,608	55,470	283,611
Leverage exposure	303,690	108,182	79,081	2,754	304,896	118,285	916,888
1Q21 (CHF million)
Net revenues	1,449	987	1,060	386	3,543	149	7,574
Provision for credit losses	26	0	27	0	4,350	(9)	4,394
Compensation and benefits	472	365	314	157	860	39	2,207
Total other operating expenses	286	214	195	114	800	121	1,730
of which general and administrative expenses	227	176	153	86	629	105	1,376
of which restructuring expenses	9	0	1	1	17	(3)	25
Total operating expenses	758	579	509	271	1,660	160	3,937
Income/(loss) before taxes	665	408	524	115	(2,467)	(2)	(757)
Return on regulatory capital (%)	21.2	34.5	56.3	67.6	(69.2)	–	(7.6)
Cost/income ratio (%)	52.3	58.7	48.0	70.2	46.9	–	52.0
Total assets	269,089	90,300	74,878	3,941	292,843	120,344	851,395
Goodwill	595	291	1,063	1,140	1,555	0	4,644
Risk-weighted assets	84,974	35,710	30,049	9,314	92,974	49,848	302,869
Leverage exposure	305,034	105,693	83,160	3,158	348,982	121,771	967,798
2Q20 (CHF million)
Net revenues	1,474	905	808	361	2,862	(216)	6,194
Provision for credit losses	28	32	86	2	143	5	296
Compensation and benefits	498	436	334	167	1,031	128	2,594
Total other operating expenses	292	181	192	108	776	204	1,753
of which general and administrative expenses	242	147	153	89	625	184	1,440
Total operating expenses	790	617	526	275	1,807	332	4,347
Income/(loss) before taxes	656	256	196	84	912	(553)	1,551
Return on regulatory capital (%)	21.2	21.9	20.0	45.3	25.8	–	15.5
Cost/income ratio (%)	53.6	68.2	65.1	76.2	63.1	–	70.2
Total assets	258,030	89,895	71,729	4,469	270,220	134,137	828,480
Goodwill	598	292	1,069	1,151	1,566	0	4,676
Risk-weighted assets	85,542	36,330	29,418	10,423	86,022	51,558	299,293
Leverage exposure	292,774	99,810	78,712	3,495	325,409	36,555	836,755

Results overview (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
6M21 (CHF million)
Net revenues	2,926	1,917	1,858	790	5,153	33	12,677
Provision for credit losses	5	(25)	33	1	4,364	(9)	4,369
Compensation and benefits	932	755	651	331	1,736	158	4,563
Total other operating expenses	599	439	400	239	1,596	416	3,689
of which general and administrative expenses	482	354	315	182	1,255	377	2,965
of which restructuring expenses	14	5	4	3	46	(2)	70
Total operating expenses	1,531	1,194	1,051	570	3,332	574	8,252
Income/(loss) before taxes	1,390	748	774	219	(2,543)	(532)	56
Return on regulatory capital (%)	22.1	31.4	41.5	62.8	(37.3)	–	0.3
Cost/income ratio (%)	52.3	62.3	56.6	72.2	64.7	–	65.1
6M20 (CHF million)
Net revenues	2,928	1,937	1,643	806	4,942	(286)	11,970
Provision for credit losses	152	71	185	2	447	7	864
Compensation and benefits	998	863	654	333	1,986	76	4,910
Total other operating expenses	591	402	390	223	1,514	324	3,444
of which general and administrative expenses	485	330	307	183	1,202	279	2,786
Total operating expenses	1,589	1,265	1,044	556	3,500	400	8,354
Income/(loss) before taxes	1,187	601	414	248	995	(693)	2,752
Return on regulatory capital (%)	19.3	26.1	21.0	66.7	14.4	–	13.7
Cost/income ratio (%)	54.3	65.3	63.5	69.0	70.8	–	69.8

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results, our adjusted results excluding significant items and our adjusted results excluding significant items and the Archegos matter to the most directly comparable US GAAP measures. Restructuring charges are excluded in the presentation of these metrics.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Net revenues	1,477	930	798	404	1,610	(116)	5,103
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	0	(49)
Adjusted net revenues	1,424	930	798	404	1,610	(116)	5,050
Significant items
Gain on equity investment in Allfunds Group	(95)	(127)	(95)	0	0	0	(317)
Adjusted net revenues excluding significant items	1,329	803	703	404	1,610	(116)	4,733
Archegos	0	0	0	0	493	0	493
Adjusted net revenues excluding significant items and Archegos	1,329	803	703	404	2,103	(116)	5,226
Provision for credit losses	(21)	(25)	6	1	14	0	(25)
Archegos	0	0	0	0	(70)	0	(70)
Provision for credit losses excluding Archegos	(21)	(25)	6	1	(56)	0	(95)
Total operating expenses	773	615	542	299	1,672	414	4,315
Restructuring expenses	(5)	(5)	(3)	(2)	(29)	(1)	(45)
Major litigation provisions	0	0	0	0	0	(208)	(208)
Expenses related to real estate disposals	(4)	0	0	0	0	0	(4)
Adjusted total operating expenses	764	610	539	297	1,643	205	4,058
Significant items
Expenses related to equity investment in Allfunds Group	(6)	(7)	(6)	0	0	0	(19)
Adjusted total operating expenses excluding significant items	758	603	533	297	1,643	205	4,039
Archegos	0	0	0	0	(31)	0	(31)
Adjusted total operating expenses excluding significant items and Archegos	758	603	533	297	1,612	205	4,008
Income/(loss) before taxes	725	340	250	104	(76)	(530)	813
Adjusted income/(loss) before taxes	681	345	253	106	(47)	(321)	1,017
Adjusted income/(loss) before taxes excluding significant items	592	225	164	106	(47)	(321)	719
Adjusted income/(loss) before taxes excluding significant items and Archegos	592	225	164	106	547	(321)	1,313
Adjusted return on regulatory capital (%)	21.5	28.6	26.4	59.6	(1.5)	–	9.8
Adjusted return on regulatory capital excluding significant items (%)	18.7	18.7	17.1	59.6	(1.5)	–	6.9
Adjusted return on regulatory capital excluding significant items and Archegos (%)	18.7	18.7	17.1	59.6	17.0	–	12.6

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
1Q21 (CHF million)
Net revenues	1,449	987	1,060	386	3,543	149	7,574
Significant items
Gain on equity investment in Allfunds Group	(43)	(58)	(43)	0	0	0	(144)
Adjusted net revenues excluding significant items	1,406	929	1,017	386	3,543	149	7,430
Provision for credit losses	26	0	27	0	4,350	(9)	4,394
Archegos	0	0	0	0	(4,430)	0	(4,430)
Provision for credit losses excluding Archegos	26	0	27	0	(80)	(9)	(36)
Total operating expenses	758	579	509	271	1,660	160	3,937
Restructuring expenses	(9)	0	(1)	(1)	(17)	3	(25)
Major litigation provisions	0	11	0	0	0	(15)	(4)
Expenses related to real estate disposals	0	(5)	0	(1)	(32)	0	(38)
Adjusted total operating expenses	749	585	508	269	1,611	148	3,870
Income/(loss) before taxes	665	408	524	115	(2,467)	(2)	(757)
Adjusted income/(loss) before taxes	674	402	525	117	(2,418)	10	(690)
Adjusted income/(loss) before taxes excluding significant items	631	344	482	117	(2,418)	10	(834)
Adjusted income/(loss) before taxes excluding significant items and Archegos	631	344	482	117	2,012	10	3,596
Adjusted return on regulatory capital (%)	21.5	33.9	56.4	68.7	(67.8)	–	(6.9)
Adjusted return on regulatory capital excluding significant items (%)	20.1	29.0	51.7	68.7	(67.8)	–	(8.4)
Adjusted return on regulatory capital excluding significant items and Archegos (%)	20.1	29.0	51.7	68.7	59.5	–	36.1
2Q20 (CHF million)
Net revenues	1,474	905	808	361	2,862	(216)	6,194
Significant items
Gain on equity investment in Pfandbriefbank	(134)	0	0	0	0	0	(134)
Adjusted net revenues excluding significant items	1,340	905	808	361	2,862	(216)	6,060
Provision for credit losses	28	32	86	2	143	5	296
Total operating expenses	790	617	526	275	1,807	332	4,347
Major litigation provisions	0	32	0	0	(24)	(69)	(61)
Expenses related to real estate disposals	0	0	0	0	(3)	0	(3)
Adjusted total operating expenses	790	649	526	275	1,780	263	4,283
Income/(loss) before taxes	656	256	196	84	912	(553)	1,551
Adjusted income/(loss) before taxes	656	224	196	84	939	(484)	1,615
Adjusted income/(loss) before taxes excluding significant items	522	224	196	84	939	(484)	1,481
Adjusted return on regulatory capital (%)	21.2	19.2	20.0	45.3	26.5	–	16.2
Adjusted return on regulatory capital excluding significant items (%)	16.9	19.2	20.0	45.3	26.5	–	14.9

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
6M21 (CHF million)
Net revenues	2,926	1,917	1,858	790	5,153	33	12,677
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	0	(49)
Adjusted net revenues	2,873	1,917	1,858	790	5,153	33	12,624
Significant items
Gain on equity investment in Allfunds Group	(138)	(185)	(138)	0	0	0	(461)
Adjusted net revenues excluding significant items	2,735	1,732	1,720	790	5,153	33	12,163
Archegos	0	0	0	0	493	0	493
Adjusted net revenues excluding significant items and Archegos	2,735	1,732	1,720	790	5,646	33	12,656
Provision for credit losses	5	(25)	33	1	4,364	(9)	4,369
Archegos	0	0	0	0	(4,500)	0	(4,500)
Provision for credit losses excluding Archegos	5	(25)	33	1	(136)	(9)	(131)
Total operating expenses	1,531	1,194	1,051	570	3,332	574	8,252
Restructuring expenses	(14)	(5)	(4)	(3)	(46)	2	(70)
Major litigation provisions	0	11	0	0	0	(223)	(212)
Expenses related to real estate disposals	(4)	(5)	0	(1)	(32)	0	(42)
Adjusted total operating expenses	1,513	1,195	1,047	566	3,254	353	7,928
Significant items
Expenses related to equity investment in Allfunds Group	(6)	(7)	(6)	0	0	0	(19)
Adjusted total operating expenses excluding significant items	1,507	1,188	1,041	566	3,254	353	7,909
Archegos	0	0	0	0	(31)	0	(31)
Adjusted total operating expenses excluding significant items and Archegos	1,507	1,188	1,041	566	3,223	353	7,878
Income/(loss) before taxes	1,390	748	774	219	(2,543)	(532)	56
Adjusted income/(loss) before taxes	1,355	747	778	223	(2,465)	(311)	327
Adjusted income/(loss) before taxes excluding significant items	1,223	569	646	223	(2,465)	(311)	(115)
Adjusted income/(loss) before taxes excluding significant items and Archegos	1,223	569	646	223	2,559	(311)	4,909
Adjusted return on regulatory capital (%)	21.6	31.4	41.7	64.0	(36.1)	–	1.6
Adjusted return on regulatory capital excluding significant items (%)	19.5	23.9	34.6	64.0	(36.1)	–	(0.6)
Adjusted return on regulatory capital excluding significant items and Archegos (%)	19.5	23.9	34.6	64.0	39.5	–	24.5
6M20 (CHF million)
Net revenues	2,928	1,937	1,643	806	4,942	(286)	11,970
Significant items
Gain related to InvestLab transfer	(25)	(15)	(25)	(203)	0	0	(268)
Gain on equity investment in Pfandbriefbank	(134)	0	0	0	0	0	(134)
Adjusted net revenues excluding significant items	2,769	1,922	1,618	603	4,942	(286)	11,568
Provision for credit losses	152	71	185	2	447	7	864
Total operating expenses	1,589	1,265	1,044	556	3,500	400	8,354
Major litigation provisions	(1)	32	0	0	(24)	(86)	(79)
Expenses related to real estate disposals	0	1	0	0	1	0	2
Adjusted total operating expenses	1,588	1,298	1,044	556	3,477	314	8,277
Income/(loss) before taxes	1,187	601	414	248	995	(693)	2,752
Adjusted income/(loss) before taxes	1,188	568	414	248	1,018	(607)	2,829
Adjusted income/(loss) before taxes excluding significant items	1,029	553	389	45	1,018	(607)	2,427
Adjusted return on regulatory capital (%)	19.4	24.7	21.0	66.8	14.7	–	14.1
Adjusted return on regulatory capital excluding significant items (%)	16.8	24.0	19.7	12.0	14.7	–	12.1

Other information
Allfunds Group initial public offering
As previously disclosed, during 2019 and 2020 Credit Suisse held an equity investment in Allfunds Group following the transfer of the Group’s open architecture investment fund platform Credit Suisse InvestLab AG to Allfunds Group. On April 23, 2021, Allfunds Group announced a successful initial public offering (IPO) on the Euronext Amsterdam exchange with an initial market capitalization of EUR 7.24 billion on the day of the listing. Following the IPO, the Group holds an equity interest in Allfunds Group of 9.4%, which has been reclassified to trading assets from other investments. Net revenues included a gain of CHF 317 million reflecting the share price development after the IPO as well as the reduction of our equity interest from 14.0% to 9.4%. Operating expenses included CHF 19 million of costs directly related to the IPO of Allfunds Group. In accordance with historical practice, the impact is reflected in the Swiss Universal Bank, International Wealth Management and Asia Pacific divisions.
Archegos Capital Management
As previously reported, we recorded a provision for credit losses of CHF 4,430 million in 1Q21 in respect of the failure by Archegos to meet its margin commitments. Certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. Following the failure of the fund, we initiated the process of exiting the fund positions and that process is now complete. We have incurred additional losses with regard to this matter in 2Q21 of CHF 594 million, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million mainly reflecting severance-related costs and professional services fees. In 2Q21, we have significantly reduced RWA and leverage exposure in the Investment Bank by USD 20.4 billion and USD 41.5 billion, respectively, including a substantial resizing of our prime services business.
As previously reported, the Board of Directors (Board) had initiated an externally-led investigation of the Archegos matter, which was supervised by a special committee of the Board. On July 29, 2021, Credit Suisse published on its website the report based on this independent external investigation, as well as a summary of management’s responses to this report to date.
> Refer to “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to this matter. For a description of the regulatory and legal developments relating to this matter, refer to “Note 33 - Litigation” in III - Condensed consolidated financial statements – unaudited for further information.
As a consequence of the Archegos losses and the findings of the externally-led investigation of this matter, approximately USD 70 million of previously granted compensation awards will be recovered from certain individuals through malus and clawback provisions.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFFs.
The assets held by the SCFFs largely consist of notes backed by existing and future receivables. These notes were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital). Greensill Capital filed for insolvency in the UK on March 8, 2021, and the portfolio manager is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate the liquidation of the SCFFs.
The last published net asset value of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. To date, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 6.6 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 5.5 billion have been made to their investors in three cash distributions, and a fourth cash distribution of approximately USD 0.4 billion is planned, which would bring the total amount returned to investors to approximately USD 5.9 billion. The portfolio manager continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFFs under such notes. The amount of loss of the investors therefore is currently unknown.
Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a net asset value of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone. For these three focus areas, more time is required to assess the situation accurately. CSAM continues to invest substantial efforts to maximize and expedite recovery in these positions, including pursuing consensual restructuring in addition to preparing insurance claims and seeking legal enforcement of the funds’ claims where appropriate. Given the complexity of the situation and negotiations, any predictions on recovery rates for these focus areas would be premature.

We continue to analyze this matter, including with the assistance of external counsel and other experts. The Board has initiated an externally-led investigation of this matter, which is being supervised by a special committee of the Board.
Redemptions and subscriptions of certain other funds managed by CSAM or CSAM subsidiaries that invested in part in the SCFFs were also suspended in early March 2021. The illiquid part of these funds’ assets was subsequently separated into a separate share class to allow for subscriptions and redemptions of the original share classes, reflecting the liquid part of the funds’ assets, to resume as of April 7, 2021. The separate share class reflecting the illiquid assets is in the process of being liquidated, and shareholders receive pro rata payments of the redemption proceeds.
With respect to our outstanding collateralized bridge loan of USD 90 million to Greensill Capital, we have marked its fair value down to USD 56 million as of the end of 2Q21, down from USD 60 million as of the end of 1Q21.
> Refer to “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to this matter. For a description of the regulatory and legal developments relating to this matter, refer to “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.
> Refer to “Risk factor” in I - Credit Suisse results - Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to these matters. For a description of the regulatory and legal developments relating to these matters, refer to "Note 33 - Litigation" in III - Condensed consolidated financial statements - unaudited for further information.
Changes to the Executive Board
On July 5, 2021, the Board announced the appointment of Joanne Hannaford as Chief Technology & Operations Officer and a member of the Executive Board, effective January 1, 2022. James Walker, the current Chief Operating Officer, will step down from the Executive Board and will become the deputy chief executive officer of Credit Suisse Holdings (USA), Inc. as of January 1, 2022.
On July 27, 2021, the Board announced the appointment of David Wildermuth as Chief Risk Officer (CRO) and a member of the Executive Board as of February 1, 2022 at the latest. Joachim Oechslin will continue to serve as ad interim CRO until David Wildermuth joins and will then reassume a senior role as Strategic Advisor to the Group Chief Executive Officer.
Mandatory Convertible Notes Offering
On April 22, 2021, the Group announced that it placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, which will be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The MCNs settled on May 12, 2021. The aggregate principal amount of Series A MCNs issued was CHF 865 million and the aggregate principal amount of Series B MCNs issued was CHF 891 million. The shares of Credit Suisse Group AG underlying the Series A MCNs were issued from Credit Suisse Group AG’s conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs were issued from Credit Suisse Group AG’s authorized capital. As of the end of 2Q21, MCNs with a principal value of CHF 924,000 have been early converted into 106,805 shares of Credit Suisse Group AG. The remaining shares of Credit Suisse Group AG are held by Credit Suisse Group (Guernsey) VII Limited, the issuing entity of the MCNs for delivery to holders of MCNs upon conversion of the MCNs.
Legacy RMBS settlement relating to consumer relief
As previously disclosed, on January 18, 2017, Credit Suisse Securities (USA) LLC (CSS LLC) and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice (DOJ) related to its legacy residential mortgage-backed securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. A reassessment of progress towards satisfaction of this consumer relief commitment within the five-year period provided in the settlement has resulted in a plan of a revised approach pursuant to which the Group may include acquiring and modifying loan assets on a principal basis and an expectation that the Group may only complete the consumer relief conditions by 2026 or later, subject to market conditions and the Group’s risk appetite. In light of Credit Suisse’s current plans as to how it will satisfy these obligations, Credit Suisse expects to incur additional costs beyond those previously anticipated in relation to satisfying those obligations. Credit Suisse has also recorded an additional litigation provision in 2Q21 with regard to these matters. This estimated additional cost is highly sensitive to certain parameters, including market conditions in the US housing market, which at present are dynamic, the assumed eligibility and classification of consumer relief already completed and the acceptance rate on such completed consumer relief by the monitor. A lower acceptance rate on such completed activity may result in a higher volume of principal activity under the planned revised approach. The amount of consumer relief Credit Suisse must provide also will increase after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.

COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets generally performed well in 2Q21 on the increased prospect that 2021 would bring a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. However, a recent and growing resurgence in COVID-19 infection rates globally, in particular among unvaccinated persons, is attributed to the so-called Delta variant strain of the coronavirus, which appears to be more infectious than the original strain, and may negatively affect the expected recovery. India suffered a severe second COVID-19 infection wave in March and April 2021 that put its public healthcare system under acute pressure. The infection wave subsided in May and June but began to rise again in July. Economic and social activity lockdown measures tightened during the initial infection wave. The lockdowns eased in May and June but in July have tightened again in some states. Credit Suisse has a significant presence in India primarily in the cities of Mumbai, Pune and Bangalore. At the start of the second COVID-19 infection wave, India office locations rolled back to minimal staff occupancy levels. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
The Swiss government, the SNB and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have taken various measures to mitigate the consequences of the COVID-19 pandemic on the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken and continue to take measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “COVID-19 pandemic and related regulatory measures” in II – Operating and financial review – Credit Suisse and “Key risk developments” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2020 and “COVID-19 pandemic” in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 1Q21 for a discussion of other developments pertaining to COVID-19, including regulatory developments, and further information.
Goodwill
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Board of Directors of the Group is currently conducting a review of the Group’s overall business strategy and risk appetite in addition to business reviews and potential personnel and organizational changes contemplated in response to both the Archegos and the supply chain finance fund matters previously disclosed. The Group has determined that these strategy and business reviews, and the associated and anticipated changes to the financial plans arising from these reviews, were goodwill triggering events for 2Q21 impacting all reporting units of the Group.
As previously disclosed, effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and managed as a new separate division of the Group. For goodwill testing purposes the new Asset Management division is considered a reporting unit of the Group.
Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of June 30, 2021. The fair value of the Investment Bank reporting unit exceeded its related carrying value by only 4%. The goodwill allocated to this reporting unit became more sensitive to an impairment due to the uncertainties arising from the Archegos matter and the strategy and business reviews. The Board of Directors has constrained, in conjunction with FINMA, the amount of risk-weighted assets and leverage exposure for both the Investment Bank and the Group until such time as the strategy and business reviews are complete. There is a significant risk of a future goodwill impairment for the Investment Bank if these reviews have an adverse impact on the financial plans for this reporting unit.
> Refer to “Note 20 – Goodwill” in III – Condensed consolidated financial statements – unaudited for further information.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 2Q21, 33% and 23% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 2Q21, total assets at fair value recorded as level 3 decreased CHF 2.2 billion to CHF 12.8 billion compared to the end of 1Q21, primarily reflecting net transfers out, mainly in other investments and trading assets, and net settlements, mainly in loans and loans held-for-sale.
As of the end of 2Q21, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, stable compared to the end of 1Q21.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2020 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of June 30, 2021 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On June 4, 2021, the European Commission published its new standard contractual clauses (SCCs) for transferring personal data from the EU to third countries pursuant to the General Data Protection Regulation (GDPR). Other countries, such as Switzerland and the UK, are in parallel considering their approach to this new development. The previous set of SCCs will be repealed effective September 27, 2021, and any contracts implementing the old SCCs will no longer be deemed to provide appropriate safeguards under the GDPR from December 27, 2022, requiring organizations to revise their existing contractual structures.
On June 28, 2021, the European Commission adopted two adequacy decisions under the GDPR and the Law Enforcement Directive in respect of the UK, prior to the expiry of the provisions on transfer of personal data within the EU-UK Trade and Cooperation Agreement at the end of June 2021. As such, personal data can continue to freely flow from the EU to the UK, and no standard contractual clauses are required. The adequacy decisions incorporate a new “sunset clause”, which limits the duration of the adequacy to four years. After the four years, the adoption process will need to be restarted by the European Commission to assess whether the adequacy finding should be renewed.
During its meeting on June 18, 2021, the Swiss Federal Council enacted the remaining provisions of the Law on Distributed Ledger Technology (DLT-Law), which, together with the implementing ordinance, will enter into force on August 1, 2021. One of the key aspects of these provisions is the introduction of a new licensing category under the Financial Market Infrastructure Act for DLT-trading facilities, which are financial market infrastructures that enable the trading of DLT securities. Further, the provisions will increase legal certainty under the Swiss insolvency regime by explicitly regulating the segregation of crypto-based assets in bankruptcy proceedings.

On June 18, 2021, the Swiss Parliament adopted the amendment of the Federal Withholding Tax Act to extend the exemption of interest on “Too Big to Fail” (TBTF) instruments from withholding tax until the end of 2026. On June 18, 2021, the Swiss Parliament also adopted the amendment of the Federal Stamp Duty Act to abolish the 1% issue tax on Swiss equity securities. Both amendments are subject to an optional referendum, which may be called until October 7, 2021.
On June 24, 2021, the Board of Governors of the Federal Reserve System (Fed) announced the results of its annual supervisory stress tests, as implemented pursuant to the Dodd-Frank Act. Our US intermediate holding company (IHC) remained above its risk-based minimum capital requirements. Restrictions on payment of dividends and share repurchases put in place by the Fed during the COVID-19 pandemic have ended as of June 30, 2021. Our US IHC is now permitted to make distributions to its parent, subject to its applicable stress capital buffer requirement. If our US IHC does not maintain this buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions.
On July 1, 2021, the revised FINMA Circular 2016/01 "Disclosure – Banks" entered into force (Circular). Under the Circular, the Swiss Financial Market Supervisory Authority FINMA (FINMA) has further clarified and specified the disclosure obligations applicable to banks relating to climate risks. Pursuant to the Circular, large banks, such as Credit Suisse, are required to describe the major climate-related financial risks and their impact on the business strategy, business model and financial planning. In addition, they must disclose (i) the process for identifying, assessing and managing climate-related financial risks (risk management) as well as (ii) quantitative information (including a description of the applied methodology) on their climate-related financial risks. These disclosure obligations will apply to our annual reporting for the 2021 financial year.
On July 9, 2021 the Prudential Regulation Authority published a policy statement, including near-final rules, implementing some of the Basel III standards in the UK. The rules include, among other things, revised standards concerning the definition of capital, prudent valuation for market risk and market risk management requirements, counterparty credit risk, large exposures and liquidity coverage requirements. The policy is intended to take effect on January 1, 2022.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2020 for further information and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Swiss Universal Bank
In 2Q21, we reported income before taxes of CHF 725 million and net revenues of CHF 1,477 million. Income before taxes increased 11% and 9% compared to 2Q20 and 1Q21, respectively.
Results summary
2Q21 results
In 2Q21, income before taxes of CHF 725 million increased 11% compared to 2Q20. Net revenues of CHF 1,477 million were stable, with higher recurring commissions and fees and higher other revenues, offset by lower transaction-based revenues and lower net interest income. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 95 million and an insurance claim refund of CHF 49 million relating to a major litigation case reflected in Corporate & Institutional Clients. Other revenues in 2Q20 included a Pfandbriefbank equity investment revaluation gain of CHF 134 million reflected in Private Clients. In 2Q21, we recorded a release of provision for credit losses of CHF 21 million, mainly reflecting a release of CECL provisions, compared to provision for credit losses of CHF 28 million in 2Q20. Total operating expenses of CHF 773 million decreased 2%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses.
Compared to 1Q21, income before taxes increased 9%. Net revenues increased 2%, driven by higher other revenues and higher recurring commissions and fees, partially offset by lower transaction-based revenues and lower net interest income. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group and the insurance claim refund relating to a major litigation case. Other revenues in 1Q21 included an Allfunds Group equity investment revaluation gain of CHF 43 million reflected in Corporate & Institutional Clients. In 2Q21, we recorded a release of provision for credit losses of CHF 21 million, mainly reflecting the release of CECL provisions, compared to provision for credit losses of CHF 26 million in 1Q21. Total operating expenses increased 2%, mainly driven by higher general and administrative expenses, partially offset by lower compensation and benefits.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 2Q21, we reported RWA of CHF 82.8 billion, CHF 2.2 billion lower compared to the end of 1Q21, mainly related to internal model and parameter updates in operational risk, reflecting our update to the operational risk allocation keys, movement in risk levels, mainly in credit risk, and the foreign exchange impact. Leverage exposure of CHF 303.7 billion was CHF 1.3 billion lower compared to the end of 1Q21, mainly driven by the foreign exchange impact and lower high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	1,477	1,449	1,474	2	0	2,926	2,928	0
Provision for credit losses	(21)	26	28	–	–	5	152	(97)
Compensation and benefits	460	472	498	(3)	(8)	932	998	(7)
General and administrative expenses	255	227	242	12	5	482	485	(1)
Commission expenses	53	50	50	6	6	103	106	(3)
Restructuring expenses	5	9	–	(44)	–	14	–	–
Total other operating expenses	313	286	292	9	7	599	591	1
Total operating expenses	773	758	790	2	(2)	1,531	1,589	(4)
Income before taxes	725	665	656	9	11	1,390	1,187	17
Statement of operations metrics (%)
Return on regulatory capital	22.9	21.2	21.2	–	–	22.1	19.3	–
Cost/income ratio	52.3	52.3	53.6	–	–	52.3	54.3	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,250	13,220	13,210	0	0	13,250	13,210	0
Number of relationship managers	1,780	1,760	1,810	1	(2)	1,780	1,810	(2)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net revenue detail (CHF million)
Private Clients	718	737	836	(3)	(14)	1,455	1,605	(9)
Corporate & Institutional Clients	759	712	638	7	19	1,471	1,323	11
Net revenues	1,477	1,449	1,474	2	0	2,926	2,928	0
Net revenue detail (CHF million)
Net interest income	664	683	677	(3)	(2)	1,347	1,371	(2)
Recurring commissions and fees	391	381	347	3	13	772	721	7
Transaction-based revenues	292	357	336	(18)	(13)	649	710	(9)
Other revenues	130	28	114	364	14	158	126	25
Net revenues	1,477	1,449	1,474	2	0	2,926	2,928	0
Balance sheet statistics (CHF million)
Total assets	265,801	269,089	258,030	(1)	3	265,801	258,030	3
Net loans	179,780	180,307	173,787	0	3	179,780	173,787	3
of which Private Clients	113,166	113,100	117,514	0	(4)	113,166	117,514	(4)
Risk-weighted assets	82,779	84,974	85,542	(3)	(3)	82,779	85,542	(3)
Leverage exposure	303,690	305,034	292,774	0	4	303,690	292,774	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q21	1Q21	2Q20	2Q21	1Q21	2Q20	2Q21	1Q21	2Q20
Results (CHF million)
Net revenues	718	737	836	759	712	638	1,477	1,449	1,474
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)	0	0
Major litigation recovery	0	0	0	(49)	0	0	(49)	0	0
Adjusted net revenues	714	737	836	710	712	638	1,424	1,449	1,474
Significant items
Gain on equity investment in Allfunds Group	0	0	0	(95)	(43)	0	(95)	(43)	0
Gain on equity investment in Pfandbriefbank	0	0	(134)	0	0	0	0	0	(134)
Adjusted net revenues excluding significant items	714	737	702	615	669	638	1,329	1,406	1,340
Provision for credit losses	5	5	28	(26)	21	0	(21)	26	28
Total operating expenses	454	451	464	319	307	326	773	758	790
Restructuring expenses	(1)	(5)	–	(4)	(4)	–	(5)	(9)	–
Expenses related to real estate disposals	(4)	0	0	0	0	0	(4)	0	0
Adjusted total operating expenses	449	446	464	315	303	326	764	749	790
Significant items
Expenses related to equity investment in Allfunds Group	0	0	0	(6)	0	0	(6)	0	0
Adjusted total operating expenses excluding significant items	449	446	464	309	303	326	758	749	790
Income before taxes	259	281	344	466	384	312	725	665	656
Adjusted income before taxes	260	286	344	421	388	312	681	674	656
Adjusted income before taxes excluding significant items	260	286	210	332	345	312	592	631	522
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	21.5	21.5	21.2
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	–	–	18.7	20.1	16.9
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Reconciliation of adjustment items (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M21	6M20	6M21	6M20	6M21	6M20
Results (CHF million)
Net revenues	1,455	1,605	1,471	1,323	2,926	2,928
Real estate (gains)/losses	(4)	0	0	0	(4)	0
Major litigation recovery	0	0	(49)	0	(49)	0
Adjusted net revenues	1,451	1,605	1,422	1,323	2,873	2,928
Significant items
Gain related to InvestLab transfer	0	0	0	(25)	0	(25)
Gain on equity investment in Allfunds Group	0	0	(138)	0	(138)	0
Gain on equity investment in Pfandbriefbank	0	(134)	0	0	0	(134)
Adjusted net revenues excluding significant items	1,451	1,471	1,284	1,298	2,735	2,769
Provision for credit losses	10	40	(5)	112	5	152
Total operating expenses	905	942	626	647	1,531	1,589
Restructuring expenses	(6)	–	(8)	–	(14)	–
Major litigation provisions	0	0	0	(1)	0	(1)
Expenses related to real estate disposals	(4)	0	0	0	(4)	0
Adjusted total operating expenses	895	942	618	646	1,513	1,588
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(6)	0	(6)	0
Adjusted total operating expenses excluding significant items	895	942	612	646	1,507	1,588
Income before taxes	540	623	850	564	1,390	1,187
Adjusted income before taxes	546	623	809	565	1,355	1,188
Adjusted income before taxes excluding significant items	546	489	677	540	1,223	1,029
Adjusted return on regulatory capital (%)	–	–	–	–	21.6	19.4
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	19.5	16.8
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to "Reconciliation of adjusted results excluding significant items" in Credit Suisse for further information.

Private Clients
Results details
In 2Q21, income before taxes of CHF 259 million decreased 25% compared to 2Q20, primarily reflecting lower net revenues, partially offset by lower provision for credit losses and lower total operating expenses. Compared to 1Q21, income before taxes decreased 8%, driven by lower net revenues.
Net revenues
Compared to 2Q20, net revenues of CHF 718 million decreased 14%, mainly driven by lower other revenues and lower transaction-based revenues, partially offset by higher recurring commissions and fees. Other revenues in 2Q20 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million. Transaction-based revenues of CHF 109 million decreased 13%, driven by lower revenues from Global Trading Solutions (GTS) and lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business. Recurring commissions and fees of CHF 210 million increased 17%, reflecting higher investment product management fees, higher security account and custody services fees, higher discretionary mandate management fees and higher revenues from our investment in Swisscard. Net interest income of CHF 399 million was stable.
Compared to 1Q21, net revenues decreased 3%, mainly driven by lower transaction-based revenues, partially offset by higher recurring commissions and fees. Transaction-based revenues decreased 20%, mainly due to lower revenues from GTS and lower client activity, partially offset by higher equity participations income. Net interest income was stable. Recurring commissions and fees increased 6%, driven by higher revenues from our investment in Swisscard, higher investment product management fees and higher discretionary mandate management fees.

Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2Q21, Private Clients recorded provision for credit losses of CHF 5 million compared to provision for credit losses of CHF 28 million in 2Q20 and CHF 5 million in 1Q21. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 2Q20, total operating expenses of CHF 454 million decreased 2%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 267 million decreased 8%, primarily driven by lower discretionary compensation expenses and lower allocated corporate function costs. General and administrative expenses of CHF 163 million increased 6%, mainly reflecting higher allocated corporate function costs and higher advertising and marketing expenses, partially offset by lower professional services fees.
Compared to 1Q21, total operating expenses were stable, reflecting higher general and administrative expenses, offset by lower compensation and benefits. General and administrative expenses increased 9%, driven by higher allocated corporate function costs, higher occupancy expenses and higher advertising and marketing expenses. Compensation and benefits decreased 4%, mainly driven by lower allocated corporate function costs.
Margins
Our gross margin was 134 basis points in 2Q21, a decrease of 33 basis points compared to 2Q20, primarily reflecting lower other revenues and a 7.0% increase in average assets under management, partially offset by higher recurring commissions and fees. Compared to 1Q21, our gross margin was eight basis points lower, mainly driven by lower transaction-based revenues and a 3.1% increase in average assets under management, partially offset by higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was 48 basis points in 2Q21, a decrease of 21 basis points compared to 2Q20, mainly reflecting lower net revenues and the higher average assets under management, partially offset by lower provision for credit losses. Compared to 1Q21, our net margin was six basis points lower, mainly driven by lower net revenues and the higher average assets under management.
Results - Private Clients
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	718	737	836	(3)	(14)	1,455	1,605	(9)
Provision for credit losses	5	5	28	0	(82)	10	40	(75)
Compensation and benefits	267	279	289	(4)	(8)	546	583	(6)
General and administrative expenses	163	149	154	9	6	312	314	(1)
Commission expenses	23	18	21	28	10	41	45	(9)
Restructuring expenses	1	5	–	(80)	–	6	–	–
Total other operating expenses	187	172	175	9	7	359	359	0
Total operating expenses	454	451	464	1	(2)	905	942	(4)
Income before taxes	259	281	344	(8)	(25)	540	623	(13)
Statement of operations metrics (%)
Cost/income ratio	63.2	61.2	55.5	–	–	62.2	58.7	–
Net revenue detail (CHF million)
Net interest income	399	404	400	(1)	0	803	815	(1)
Recurring commissions and fees	210	199	179	6	17	409	383	7
Transaction-based revenues	109	137	126	(20)	(13)	246	278	(12)
Other revenues	0	(3)	131	100	(100)	(3)	129	–
Net revenues	718	737	836	(3)	(14)	1,455	1,605	(9)
Margins on assets under management (annualized) (bp)
Gross margin [1]	134	142	167	–	–	138	156	–
Net margin [2]	48	54	69	–	–	51	61	–
Number of relationship managers
Number of relationship managers	1,270	1,250	1,330	2	(5)	1,270	1,330	(5)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Assets under management
As of the end of 2Q21, assets under management of CHF 217.0 billion were CHF 3.9 billion higher compared to the end of 1Q21, driven by favorable market movements. Net asset outflows of CHF 0.9 billion mainly reflected outflows in the ultra-high-net-worth (UHNW) and high-net-worth (HNW) client segments.
Assets under management – Private Clients
	in / end of				% change		in / end of		% change
	2Q21	1Q21		2Q20	QoQ	YoY	6M21	6M20	YoY
Assets under management (CHF billion)
Assets under management	217.0	213.1		201.8	1.8	7.5	217.0	201.8	7.5
Average assets under management	214.2	207.8		200.2	3.1	7.0	211.0	205.5	2.7
Assets under management by currency (CHF billion)
USD	36.6	36.5		34.2	0.3	7.0	36.6	34.2	7.0
EUR	21.0	20.3		17.9	3.4	17.3	21.0	17.9	17.3
CHF	149.9	147.0		141.9	2.0	5.6	149.9	141.9	5.6
Other	9.5	9.3		7.8	2.2	21.8	9.5	7.8	21.8
Assets under management	217.0	213.1		201.8	1.8	7.5	217.0	201.8	7.5
Growth in assets under management (CHF billion)
Net new assets	(0.9)	2.2		(1.6)	–	–	1.3	(5.8)	–
Other effects	4.8	2.3		8.6	–	–	7.1	(10.0)	–
of which market movements	6.1	3.7		9.2	–	–	9.8	(8.0)	–
of which foreign exchange	(0.9)	3.3		(0.4)	–	–	2.4	(1.6)	–
of which other	(0.4)	(4.7)	[1]	(0.2)	–	–	(5.1)	(0.4)	–
Growth in assets under management	3.9	4.5		7.0	–	–	8.4	(15.8)	–
Growth in assets under management (annualized) (%)
Net new assets	(1.7)	4.2		(3.3)	–	–	1.2	(5.3)	–
Other effects	9.0	4.4		17.7	–	–	6.9	(9.2)	–
Growth in assets under management (annualized)	7.3	8.6		14.4	–	–	8.1	(14.5)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.6	0.3		(3.2)	–	–	–	–	–
Other effects	6.9	9.1		(2.8)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	7.5	9.4		(6.0)	–	–	–	–	–
1 Includes the transfer of assets under management of CHF 4.0 billion to Corporate & Institutional Clients related to the integration of NAB.

Corporate & Institutional Clients
Results details
In 2Q21, income before taxes of CHF 466 million increased 49% compared to 2Q20, mainly driven by higher net revenues and lower provision for credit losses. Compared to 1Q21, income before taxes increased 21%, reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses.
Net revenues
Compared to 2Q20, net revenues of CHF 759 million increased 19%, driven by higher other revenues and higher recurring commissions and fees, partially offset by lower transaction-based revenues and lower net interest income. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 95 million and the insurance claim refund of CHF 49 million relating to a major litigation case. Recurring commissions and fees of CHF 181 million increased 8%, mainly reflecting higher investment product management fees, higher investment advisory fees and higher fees from lending activities. Transaction-based revenues of CHF 183 million decreased 13%, mainly driven by lower revenues from GTS, partially offset by higher revenues from our Swiss investment banking business and higher fees from foreign exchange client business. Net interest income of CHF 265 million decreased 4%, with lower deposit margins on higher average deposit volumes and lower treasury revenues, partially offset by lower loan margins on higher average loan volumes.
Compared to 1Q21, net revenues increased 7%, mainly reflecting higher other revenues, partially offset by lower transaction-based revenues and lower net interest income. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group and the insurance claim refund relating to a major litigation case, while other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain of CHF 43 million. Transaction-based revenues decreased 17%, primarily driven by lower revenues from GTS and lower client activity, partially offset by higher revenues from our Swiss investment banking business. Net interest income decreased 5%, mainly reflecting lower treasury revenues. Recurring commissions and fees were stable, with lower fees from lending activities and lower banking services fees offset by higher investment product management fees.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	759	712	638	7	19	1,471	1,323	11
Provision for credit losses	(26)	21	0	–	–	(5)	112	–
Compensation and benefits	193	193	209	0	(8)	386	415	(7)
General and administrative expenses	92	78	88	18	5	170	171	(1)
Commission expenses	30	32	29	(6)	3	62	61	2
Restructuring expenses	4	4	–	0	–	8	–	–
Total other operating expenses	126	114	117	11	8	240	232	3
Total operating expenses	319	307	326	4	(2)	626	647	(3)
Income before taxes	466	384	312	21	49	850	564	51
Statement of operations metrics (%)
Cost/income ratio	42.0	43.1	51.1	–	–	42.6	48.9	–
Net revenue detail (CHF million)
Net interest income	265	279	277	(5)	(4)	544	556	(2)
Recurring commissions and fees	181	182	168	(1)	8	363	338	7
Transaction-based revenues	183	220	210	(17)	(13)	403	432	(7)
Other revenues	130	31	(17)	319	–	161	(3)	–
Net revenues	759	712	638	7	19	1,471	1,323	11
Number of relationship managers
Number of relationship managers	510	510	480	0	6	510	480	6

Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2Q21, Corporate & Institutional Clients recorded a release of provision for credit losses of CHF 26 million compared to provision for credit losses of CHF 0 million in 2Q20 and CHF 21 million in 1Q21. Provision for credit losses in 2Q21 mainly reflected the release of CECL-related provisions of CHF 47 million, partially offset by provisions for newly impaired positions in small and medium-sized enterprises.
Total operating expenses
Compared to 2Q20, total operating expenses of CHF 319 million decreased 2%, mainly reflecting lower compensation and benefits. Compensation and benefits of CHF 193 million decreased 8%, mainly reflecting lower allocated corporate function costs and lower discretionary compensation expenses. General and administrative expenses of CHF 92 million increased 5%, driven by higher allocated corporate function costs. General and administrative expenses and commission expenses included expenses related to the IPO of Allfunds Group in 2Q21.
Compared to 1Q21, total operating expenses increased 4%, mainly driven by higher general and administrative expenses. General and administrative expenses increased 18%, primarily reflecting higher allocated corporate function costs. Compensation and benefits were stable.
Assets under management
As of the end of 2Q21, assets under management of CHF 504.8 billion were CHF 17.8 billion higher compared to the end of 1Q21, driven by favorable market movements and net new assets. Net new assets of CHF 1.5 billion reflected inflows from our external asset managers and pension business.

International Wealth Management
In 2Q21, we reported income before taxes of CHF 340 million and net revenues of CHF 930 million. Income before taxes increased 33% compared to 2Q20 and decreased 17% compared to 1Q21.
Results summary
2Q21 results
In 2Q21, income before taxes of CHF 340 million increased 33% compared to 2Q20. Net revenues of CHF 930 million increased 3%, driven by higher other revenues and higher recurring commissions and fees, partially offset by lower transaction- and performance-based revenues and lower net interest income. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 127 million. In 2Q21, we recorded a release of provision for credit losses of CHF 25 million, mainly reflecting a release of CECL provisions, compared to provision for credit losses of CHF 32 million in 2Q20. Total operating expenses of CHF 615 million were stable, with lower compensation and benefits offset by higher general and administrative expenses.
Compared to 1Q21, income before taxes decreased 17%. Net revenues decreased 6%, driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 127 million, while other revenues in 1Q21 included an Allfunds Group equity investment revaluation gain of CHF 58 million. In 2Q21, we recorded a release of provision for credit losses of CHF 25 million, mainly reflecting the release of CECL provisions, compared to provision for credit losses of CHF 0 million in 1Q21. Total operating expenses increased 6%, mainly driven by higher compensation and benefits.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 2Q21, we reported RWA of CHF 34.3 billion, a decrease of CHF 1.5 billion compared to the end of 1Q21, mainly related to movements in risk levels, primarily in credit risk, internal model and parameter updates in operational risk, resulting from the updated operational risk allocation keys, and the foreign exchange impact. Leverage exposure of CHF 108.2 billion was CHF 2.5 billion higher compared to the end of 1Q21, mainly driven by higher HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	930	987	905	(6)	3	1,917	1,937	(1)
Provision for credit losses	(25)	0	32	–	–	(25)	71	–
Compensation and benefits	390	365	436	7	(11)	755	863	(13)
General and administrative expenses	178	176	147	1	21	354	330	7
Commission expenses	42	38	34	11	24	80	72	11
Restructuring expenses	5	0	–	–	–	5	–	–
Total other operating expenses	225	214	181	5	24	439	402	9
Total operating expenses	615	579	617	6	0	1,194	1,265	(6)
Income before taxes	340	408	256	(17)	33	748	601	24
Statement of operations metrics (%)
Return on regulatory capital	28.2	34.5	21.9	–	–	31.4	26.1	–
Cost/income ratio	66.1	58.7	68.2	–	–	62.3	65.3	–
Number of employees (full-time equivalents)
Number of employees	8,000	7,940	7,760	1	3	8,000	7,760	3

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net revenue detail (CHF million)
Net interest income	269	285	313	(6)	(14)	554	659	(16)
Recurring commissions and fees	318	296	273	7	16	614	567	8
Transaction- and performance-based revenues	216	351	320	(38)	(33)	567	701	(19)
Other revenues	127	55	(1)	131	–	182	10	–
Net revenues	930	987	905	(6)	3	1,917	1,937	(1)
Balance sheet statistics (CHF million)
Total assets	91,957	90,300	89,895	2	2	91,957	89,895	2
Net loans	55,264	55,576	50,943	(1)	8	55,264	50,943	8
Risk-weighted assets	34,254	35,710	36,330	(4)	(6)	34,254	36,330	(6)
Leverage exposure	108,182	105,693	99,810	2	8	108,182	99,810	8
Margins on assets under management (annualized) (bp)
Gross margin [1]	95	105	107	–	–	100	111	–
Net margin [2]	35	44	30	–	–	39	35	–
Number of relationship managers
Number of relationship managers	1,140	1,140	1,170	0	(3)	1,140	1,170	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	International Wealth Management
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	930	987	905	1,917	1,937
Significant items
Gain related to InvestLab transfer	0	0	0	0	(15)
Gain on equity investment in Allfunds Group	(127)	(58)	0	(185)	0
Adjusted net revenues excluding significant items	803	929	905	1,732	1,922
Provision for credit losses	(25)	0	32	(25)	71
Total operating expenses	615	579	617	1,194	1,265
Restructuring expenses	(5)	0	–	(5)	–
Major litigation provisions	0	11	32	11	32
Expenses related to real estate disposals	0	(5)	0	(5)	1
Adjusted total operating expenses	610	585	649	1,195	1,298
Significant items
Expenses related to equity investment in Allfunds Group	(7)	0	0	(7)	0
Adjusted total operating expenses excluding significant items	603	585	649	1,188	1,298
Income before taxes	340	408	256	748	601
Adjusted income before taxes	345	402	224	747	568
Adjusted income before taxes excluding significant items	225	344	224	569	553
Adjusted return on regulatory capital (%)	28.6	33.9	19.2	31.4	24.7
Adjusted return on regulatory capital excluding significant items (%)	18.7	29.0	19.2	23.9	24.0
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 2Q20, net revenues of CHF 930 million increased 3%, driven by higher other revenues and higher recurring commissions and fees, partially offset by lower transaction- and performance-based revenues and lower net interest income. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 127 million. Recurring commissions and fees of CHF 318 million increased 16%, mainly driven by higher investment product management fees, higher discretionary mandate management fees and higher security account and custody fees. Transaction- and performance-based revenues of CHF 216 million decreased 33%, mainly driven by lower revenues from GTS and lower client activity including lower structured product issuances. Net interest income of CHF 269 million decreased 14%, mainly reflecting lower deposit margins on stable average deposit volumes.
Compared to 1Q21, net revenues decreased 6%, reflecting lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Transaction- and performance-based revenues decreased 38%, driven by significantly lower revenues from GTS and lower client activity, partially offset by higher performance fees and higher equity participations income, which included a dividend from SIX Group of CHF 5 million. Net interest income decreased 6%, mainly driven by lower treasury revenues. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group, while other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain of CHF 58 million. Recurring commissions and fees increased 7%, mainly reflecting higher investment product management fees, higher fees from lending activities, higher discretionary mandate management fees and higher security account and custody services fees.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 2Q21, a release of provision for credit losses of CHF 25 million was recorded, compared to provision for credit losses of CHF 32 million in 2Q20 and CHF 0 million in 1Q21. Provision for credit losses in 2Q21 mainly reflected the release of CECL-related provisions of CHF 50 million, partially offset by two individual cases. Provision for credit losses in 2Q20 mainly related to ship finance, and provision for credit losses in 1Q21 was primarily related to two cases, offset by a release of CECL-related provisions of CHF 5 million.
Total operating expenses
Compared to 2Q20, total operating expenses of CHF 615 million were stable, with lower compensation and benefits offset by higher general and administrative expenses, higher commission expenses and restructuring expenses of CHF 5 million in 2Q21. Compensation and benefits of CHF 390 million decreased 11%, mainly driven by lower discretionary compensation expenses and lower allocated corporate function costs. General and administrative expenses of CHF 178 million increased 21%, mainly driven by higher professional services fees and higher allocated corporate function costs. 2Q20 included a release of litigation provisions of CHF 32 million. General and administrative expenses and commission expenses included expenses related to the IPO of Allfunds Group in 2Q21.
Compared to 1Q21, total operating expenses increased 6%, reflecting higher compensation and benefits, higher commission expenses and restructuring expenses of CHF 5 million in 2Q21. Compensation and benefits increased 7%, primarily reflecting higher allocated corporate function costs and higher salary expenses. General and administrative expenses were stable, with higher litigation provisions and higher professional services fees offset by lower allocated corporate function costs.
Margins
Our gross margin was 95 basis points in 2Q21, a decrease of twelve basis points compared to 2Q20, driven by a 15.3% increase in average assets under management, lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Compared to 1Q21, our gross margin was ten basis points lower, mainly reflecting lower transaction- and performance-based revenues and a 3.9% increase in average assets under management, partially offset by higher other revenues.
> Refer to “Assets under management” for further information.
Our net margin was 35 basis points in 2Q21, an increase of five basis points compared to 2Q20, mainly reflecting lower provision for credit losses and higher net revenues, partially offset by the higher average assets under management. Our net margin was nine basis points lower compared to 1Q21, mainly reflecting lower net revenues, higher total operating expenses and the higher average assets under management, partially offset by lower provision for credit losses.

Assets under management
As of the end of 2Q21, assets under management of CHF 399.5 billion were CHF 13.3 billion higher compared to the end of 1Q21, mainly driven by favorable market movements. Net asset outflows of CHF 0.3 billion mainly reflected outflows in emerging markets, partially offset by inflows in Western Europe.
Assets under management
	in / end of				% change		in / end of		% change
	2Q21	1Q21		2Q20	QoQ	YoY	6M21	6M20	YoY
Assets under management (CHF billion)
Assets under management	399.5	386.2		344.5	3.4	16.0	399.5	344.5	16.0
Average assets under management	389.7	374.9		338.1	3.9	15.3	382.3	348.1	9.8
Assets under management by currency (CHF billion)
USD	201.5	191.4		172.8	5.3	16.6	201.5	172.8	16.6
EUR	116.4	114.4		98.8	1.7	17.8	116.4	98.8	17.8
CHF	18.8	18.0		18.1	4.4	3.9	18.8	18.1	3.9
Other	62.8	62.4		54.8	0.6	14.6	62.8	54.8	14.6
Assets under management	399.5	386.2		344.5	3.4	16.0	399.5	344.5	16.0
Growth in assets under management (CHF billion)
Net new assets	(0.3)	7.2		1.8	–	–	6.9	5.5	–
Other effects	13.6	13.6		15.0	–	–	27.2	(31.0)	–
of which market movements	16.2	0.4		19.6	–	–	16.6	(12.5)	–
of which foreign exchange	(1.1)	16.2		(3.5)	–	–	15.1	(17.4)	–
of which other	(1.5)	(3.0)	[1]	(1.1)	–	–	(4.5)	(1.1)	–
Growth in assets under management	13.3	20.8		16.8	–	–	34.1	(25.5)	–
Growth in assets under management (annualized) (%)
Net new assets	(0.3)	7.9		2.2	–	–	3.8	3.0	–
Other effects	14.1	14.9		18.3	–	–	14.9	(16.8)	–
Growth in assets under management (annualized)	13.8	22.8		20.5	–	–	18.7	(13.8)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.3	6.2		2.7	–	–	–	–	–
Other effects	10.7	11.7		(7.8)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	16.0	17.9		(5.1)	–	–	–	–	–
1
Includes CHF 2.4 billion relating to the reclassification to assets under custody for our clients' assets that were impacted by the suspension and ongoing liquidation of the supply chain finance funds.

Asia Pacific
In 2Q21, we reported income before taxes of CHF 250 million and net revenues of CHF 798 million. Income before taxes increased 28% compared to 2Q20 and decreased 52% compared to 1Q21.
Results summary
2Q21 results
In 2Q21, income before taxes of CHF 250 million increased 28% compared to 2Q20. Net revenues of CHF 798 million were stable, as lower transaction-based revenues and lower net interest income were offset by higher other revenues and higher recurring commissions and fees. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 95 million. Provision for credit losses was CHF 6 million in 2Q21 compared to CHF 86 million in 2Q20. Total operating expenses of CHF 542 million increased 3%, mainly due to higher general and administrative expenses.
Compared to 1Q21, income before taxes decreased 52%. Net revenues decreased 25%, primarily driven by lower transaction-based revenues, partially offset by higher other revenues. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 95 million, while other revenues in 1Q21 included an Allfunds Group equity investment revaluation gain of CHF 43 million. Provision for credit losses was CHF 6 million compared to CHF 27 million in 1Q21. Total operating expenses increased 6%, mainly due to higher compensation and benefits and higher general and administrative expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 2Q21, we reported RWA of CHF 28.6 billion, CHF 1.4 billion lower compared to the end of 1Q21, mainly driven by movements in risk levels in credit risk relating to reduced lending exposures and a foreign exchange impact. Leverage exposure of CHF 79.1 billion was CHF 4.1 billion lower compared to the end of 1Q21, mainly reflecting lower business usage, a foreign exchange impact and lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	798	1,060	808	(25)	(1)	1,858	1,643	13
Provision for credit losses	6	27	86	(78)	(93)	33	185	(82)
Compensation and benefits	337	314	334	7	1	651	654	0
General and administrative expenses	162	153	153	6	6	315	307	3
Commission expenses	40	41	39	(2)	3	81	83	(2)
Restructuring expenses	3	1	–	200	–	4	–	–
Total other operating expenses	205	195	192	5	7	400	390	3
Total operating expenses	542	509	526	6	3	1,051	1,044	1
Income before taxes	250	524	196	(52)	28	774	414	87
Statement of operations metrics (%)
Return on regulatory capital	26.0	56.3	20.0	–	–	41.5	21.0	–
Cost/income ratio	67.9	48.0	65.1	–	–	56.6	63.5	–
Number of employees (full-time equivalents)
Number of employees	7,090	6,950	7,030	2	1	7,090	7,030	1

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net revenue detail (CHF million)
Net interest income	252	260	261	(3)	(3)	512	573	(11)
Recurring commissions and fees	105	99	80	6	31	204	174	17
Transaction-based revenues	345	658	466	(48)	(26)	1,003	869	15
Other revenues	96	43	1	123	–	139	27	415
Net revenues	798	1,060	808	(25)	(1)	1,858	1,643	13
Balance sheet statistics (CHF million)
Total assets	70,569	74,878	71,729	(6)	(2)	70,569	71,729	(2)
Net loans	40,946	43,671	39,664	(6)	3	40,946	39,664	3
Risk-weighted assets	28,606	30,049	29,418	(5)	(3)	28,606	29,418	(3)
Leverage exposure	79,081	83,160	78,712	(5)	0	79,081	78,712	0
Margins on assets under management (annualized) (bp)
Gross margin [1]	136	184	155	–	–	160	156	–
Net margin [2]	43	91	38	–	–	67	39	–
Number of relationship managers
Number of relationship managers	650	630	620	3	5	650	620	5
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income including revenues from GTS, financing, underwriting and advisory fees, equity participations income and other transaction-based income. Financing revenues include unrealized mark-to-market movements on our fair valued portfolio.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Asia Pacific
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	798	1,060	808	1,858	1,643
Significant items
Gain related to InvestLab transfer	0	0	0	0	(25)
Gain on equity investment in Allfunds Group	(95)	(43)	0	(138)	0
Adjusted net revenues excluding significant items	703	1,017	808	1,720	1,618
Provision for credit losses	6	27	86	33	185
Total operating expenses	542	509	526	1,051	1,044
Restructuring expenses	(3)	(1)	–	(4)	–
Adjusted total operating expenses	539	508	526	1,047	1,044
Significant items
Expenses related to equity investment in Allfunds Group	(6)	0	0	(6)	0
Adjusted total operating expenses excluding significant items	533	508	526	1,041	1,044
Income before taxes	250	524	196	774	414
Adjusted income before taxes	253	525	196	778	414
Adjusted income before taxes excluding significant items	164	482	196	646	389
Adjusted return on regulatory capital (%)	26.4	56.4	20.0	41.7	21.0
Adjusted return on regulatory capital excluding significant items (%)	17.1	51.7	20.0	34.6	19.7
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 2Q20, net revenues of CHF 798 million were stable, as lower transaction-based revenues and lower net interest income were offset by higher other revenues and higher recurring commissions and fees. Transaction-based revenues decreased 26% to CHF 345 million, primarily reflecting lower revenues from GTS, lower structured equity origination revenues, lower equity underwriting revenues and lower revenues from completed mergers and acquisitions (M&A) transactions, partially offset by higher financing revenues. Financing revenues in 2Q21 mainly reflected lower unrealized mark-to-market losses, net of hedges, of CHF 7 million on our fair valued portfolio compared to mark-to-market losses, net of hedges, of CHF 44 million in 2Q20. Net interest income decreased 3% to CHF 252 million, mainly reflecting significantly lower deposit margins on higher average deposit volumes and lower loan margins on higher average loan volumes, partially offset by higher treasury revenues. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 95 million. Recurring commissions and fees increased 31% to CHF 105 million, reflecting higher revenues across the majority of our product categories.
Compared to 1Q21, net revenues decreased 25%, reflecting lower transaction-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Transaction-based revenues decreased 48%, primarily reflecting lower revenues from GTS, lower client activity, lower revenues from completed M&A transactions and lower equity underwriting revenues. Net interest income decreased 3%, mainly reflecting lower treasury revenues and stable loan margins on slightly lower average loan volumes. Other revenues in 2Q21 included the gain on the equity investment in Allfunds Group of CHF 95 million, while other revenues in 1Q21 included the Allfunds Group equity investment revaluation gain of CHF 43 million. Recurring commissions and fees increased 6%, mainly reflecting higher revenues across the majority of our product categories.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 2Q21, we recorded provision for credit losses of CHF 6 million, compared to provision for credit losses of CHF 86 million in 2Q20 and CHF 27 million in 1Q21. The provision for credit losses in 2Q21 was driven primarily by provisions related to three individual cases, partially offset by a release of CECL-related provisions of CHF 17 million.
Total operating expenses
Total operating expenses of CHF 542 million increased 3% compared to 2Q20, primarily reflecting higher general and administrative expenses. General and administrative expenses of CHF 162 million increased 6%, primarily due to higher professional services fees. Compensation and benefits of CHF 337 million were stable, mainly reflecting higher salary expenses offset by lower discretionary compensation expenses. General and administrative expenses and commission expenses included expenses related to the IPO of Allfunds Group in 2Q21.
Compared to 1Q21, total operating expenses increased 6%, primarily reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 7%, mainly reflecting higher salary expenses and higher allocated corporate function costs. General and administrative expenses increased 6%, mainly due to higher allocated corporate function costs and higher professional services fees.
Margins
Our gross margin was 136 basis points in 2Q21, 19 basis points lower compared to 2Q20, primarily due to lower transaction-based revenues and a 12.3% increase in average assets under management, partially offset by the gain on the equity investment in Allfunds Group in 2Q21. Compared to 1Q21, our gross margin was 48 basis points lower, mainly reflecting lower transaction-based revenues.
> Refer to “Assets under management” for further information.
Our net margin was 43 basis points in 2Q21, five basis points higher compared to 2Q20, mainly reflecting lower provision for credit losses, partially offset by the increase in average assets under management and higher total operating expenses. Compared to 1Q21, our net margin was 48 basis points lower, mainly reflecting lower transaction-based revenues.
Assets under management
As of the end of 2Q21, assets under management of CHF 236.3 billion were CHF 5.6 billion lower compared to the end of 1Q21, mainly reflecting net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 6.1 billion reflected outflows mainly from Southeast Asia, Japan and China and de-risking measures taken during the quarter.

Assets under management
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Assets under management (CHF billion)
Assets under management	236.3	241.9	215.8	(2.3)	9.5	236.3	215.8	9.5
Average assets under management	234.1	231.0	208.4	1.3	12.3	232.6	211.1	10.2
Assets under management by currency (CHF billion)
USD	131.2	132.2	123.8	(0.8)	6.0	131.2	123.8	6.0
EUR	6.4	6.1	5.8	4.9	10.3	6.4	5.8	10.3
CHF	2.0	1.7	1.7	17.6	17.6	2.0	1.7	17.6
Other	96.7	101.9	84.5	(5.1)	14.4	96.7	84.5	14.4
Assets under management	236.3	241.9	215.8	(2.3)	9.5	236.3	215.8	9.5
Growth in assets under management (CHF billion)
Net new assets	(6.1)	5.0	4.5	–	–	(1.1)	7.5	–
Other effects	0.5	15.6	14.3	–	–	16.1	(11.7)	–
of which market movements	4.5	3.5	14.7	–	–	8.0	(6.1)	–
of which foreign exchange	(4.1)	13.2	(0.4)	–	–	9.1	(5.6)	–
of which other	0.1	(1.1)	0.0	–	–	(1.0)	0.0	–
Growth in assets under management	(5.6)	20.6	18.8	–	–	15.0	(4.2)	–
Growth in assets under management (annualized) (%)
Net new assets	(10.1)	9.0	9.1	–	–	(1.0)	6.8	–
Other effects	0.8	28.2	29.1	–	–	14.6	(10.6)	–
Growth in assets under management (annualized)	(9.3)	37.2	38.2	–	–	13.6	(3.8)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.0	5.4	4.6	–	–	–	–	–
Other effects	9.5	17.4	(4.0)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	9.5	22.8	0.6	–	–	–	–	–

Asset Management
In 2Q21, we reported income before taxes of CHF 104 million and net revenues of CHF 404 million. Income before taxes increased 24% compared to 2Q20 and decreased 10% compared to 1Q21.
Results summary
2Q21 results
In 2Q21, we reported income before taxes of CHF 104 million, an increase of 24% compared to 2Q20, driven by higher net revenues, partially offset by higher total operating expenses. Net revenues were CHF 404 million, an increase of 12% compared to 2Q20, driven by higher management fees and performance and placement revenues, partially offset by lower investment and partnership income. Total operating expenses of CHF 299 million increased 9% compared to 2Q20, mainly due to higher commission expenses, compensation and benefits and general and administrative expenses.
Compared to 1Q21, income before taxes decreased 10%, driven by higher total operating expenses, partially offset by higher net revenues. Net revenues increased 5%, mainly due to stronger investment and partnership income, partially offset by lower performance and placement revenues. Total operating expenses increased 10%, mainly due to higher compensation and benefits and general and administrative expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 2Q21, we reported RWA of CHF 9.9 billion, an increase of CHF 0.6 billion compared to the end of 1Q21, mainly related to movements in risk levels in market risk. Leverage exposure of CHF 2.8 billion was CHF 0.4 billion lower compared to the end of 1Q21, mainly driven by lower HQLA and redemptions of principal investments.
Divisional results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	404	386	361	5	12	790	806	(2)
Provision for credit losses	1	0	2	–	(50)	1	2	(50)
Compensation and benefits	174	157	167	11	4	331	333	(1)
General and administrative expenses	96	86	89	12	8	182	183	(1)
Commission expenses	27	27	19	0	42	54	40	35
Restructuring expenses	2	1	–	100	–	3	–	–
Total other operating expenses	125	114	108	10	16	239	223	7
Total operating expenses	299	271	275	10	9	570	556	3
Income before taxes	104	115	84	(10)	24	219	248	(12)
Statement of operations metrics (%)
Return on regulatory capital	58.2	67.6	45.3	–	–	62.8	66.7	–
Cost/income ratio	74.0	70.2	76.2	–	–	72.2	69.0	–
Number of employees (full-time equivalents)
Number of employees	2,220	2,180	2,160	2	3	2,220	2,160	3

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net revenue detail (CHF million)
Management fees	285	284	251	0	14	569	520	9
Performance and placement revenues	66	73	48	(10)	38	139	15	–
Investment and partnership income	53	29	62	83	(15)	82	271	(70)
Net revenues	404	386	361	5	12	790	806	(2)
of which recurring commissions and fees	272	265	242	3	12	537	493	9
of which transaction- and performance-based revenues	129	97	51	33	153	226	128	77
of which other revenues	3	24	68	(88)	(96)	27	185	(85)
Balance sheet statistics (CHF million)
Total assets	3,591	3,941	4,469	(9)	(20)	3,591	4,469	(20)
Risk-weighted assets	9,894	9,314	10,423	6	(5)	9,894	10,423	(5)
Leverage exposure	2,754	3,158	3,495	(13)	(21)	2,754	3,495	(21)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	404	386	361	790	806
Significant items
Gain related to InvestLab transfer	0	0	0	0	(203)
Adjusted net revenues excluding significant items	404	386	361	790	603
Provision for credit losses	1	0	2	1	2
Total operating expenses	299	271	275	570	556
Restructuring expenses	(2)	(1)	–	(3)	–
Expenses related to real estate disposals	0	(1)	0	(1)	0
Adjusted total operating expenses	297	269	275	566	556
Income before taxes	104	115	84	219	248
Adjusted income before taxes	106	117	84	223	248
Adjusted income/(loss) before taxes excluding significant items	106	117	84	223	45
Adjusted return on regulatory capital (%)	59.6	68.7	45.3	64.0	66.8
Adjusted return on regulatory capital excluding significant items (%)	59.6	68.7	45.3	64.0	12.0
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results detail
Net revenues
Compared to 2Q20, net revenues of CHF 404 million increased 12%, driven by higher management fees and performance and placement revenues, partially offset by lower investment and partnership income. Management fees of CHF 285 million increased 14% compared to 2Q20, mainly reflecting higher average assets under management. Performance and placement revenues of CHF 66 million increased 38% compared to 2Q20, mainly due to higher performance fees and carried interest, primarily from the sale of a private equity investment in a fund, and higher placement fees, partially offset by higher investment related gains in 2Q20. Investment and partnership income of CHF 53 million decreased 15%, mainly due to higher revenues from our systematic market making business in 2Q20.
Compared to 1Q21, net revenues increased 5%, mainly due to stronger investments and partnership income. Investment and partnership income increased 83%, primarily driven by higher equity participation income. Management fees were stable with higher average assets under management, offset by lower real estate-related transaction fees. Performance and placement revenues decreased 10% primarily driven by higher investment related gains in 1Q21, partially offset by higher placement fees in 2Q21.
Total operating expenses
Total operating expenses of CHF 299 million increased 9%, compared to 2Q20, mainly reflecting higher commission expenses, compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 174 million increased 4%, driven by higher salary expenses and deferred compensation, primarily due to the departure of an alternative investment fund team and the sale of a private equity investment in a fund, partially offset by lower discretionary compensation expenses. General and administrative expenses of CHF 96 million increased 8%, mainly reflecting increased professional services fees relating to the wind down and administration of our supply chain finance funds.
Compared to 1Q21, total operating expenses increased 10%, mainly reflecting higher compensation and benefits and general and administrative expenses. Compensation and benefits increased 11%, driven by higher salary expenses and deferred compensation, primarily due to the departure of an alternative investment fund team. General and administrative expenses increased 12%. mainly driven by the increased professional services fees relating to the wind down and administration of our supply chain finance funds.
Assets under management
As of the end of 2Q21, assets under management of CHF 471.4 billion were CHF 13.4 billion higher compared to the end of 1Q21, reflecting favorable market movements and net new assets. Net new assets of CHF 1.3 billion reflected inflows from traditional investments and alternative investments.
Assets under management
	in / end of				% change		in / end of			% change
	2Q21	1Q21		2Q20	QoQ	YoY	6M21		6M20	YoY
Assets under management (CHF billion)
Traditional investments	303.0	291.7		256.6	3.9	18.1	303.0		256.6	18.1
Alternative investments	117.4	116.7		124.9	0.6	(6.0)	117.4		124.9	(6.0)
Investments and partnerships	51.0	49.6		42.3	2.8	20.6	51.0		42.3	20.6
Assets under management	471.4	458.0		423.8	2.9	11.2	471.4		423.8	11.2
Average assets under management	460.9	450.5		412.4	2.3	11.8	455.7		422.5	7.9
Assets under management by currency (CHF billion)
USD	128.0	126.7		115.8	1.0	10.5	128.0		115.8	10.5
EUR	59.0	57.3		51.5	3.0	14.6	59.0		51.5	14.6
CHF	229.2	219.9		212.3	4.2	8.0	229.2		212.3	8.0
Other	55.2	54.1		44.2	2.0	24.9	55.2		44.2	24.9
Assets under management	471.4	458.0		423.8	2.9	11.2	471.4		423.8	11.2
Growth in assets under management (CHF billion)
Net new assets [1]	1.3	10.3		4.1	–	–	11.6		4.2	–
Other effects	12.1	7.4		10.1	–	–	19.5		(18.3)	–
of which market movements	14.2	5.5		12.0	–	–	19.7		(12.0)	–
of which foreign exchange	(2.1)	12.2		(1.9)	–	–	10.1		(6.3)	–
of which other	0.0	(10.3)	[2]	0.0	–	–	(10.3)	[2]	0.0	–
Growth in assets under management	13.4	17.7		14.2	–	–	31.1		(14.1)	–
Growth in assets under management (annualized) (%)
Net new assets	1.1	9.4		4.0	–	–	5.3		1.9	–
Other effects	10.6	6.7		9.9	–	–	8.8		(8.3)	–
Growth in assets under management (annualized)	11.7	16.1		13.9	–	–	14.1		(6.4)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.4	6.3		4.3	–	–	–		–	–
Other effects	5.8	5.5		(1.9)	–	–	–		–	–
Growth in assets under management (rolling four-quarter average)	11.2	11.8		2.4	–	–	–		–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Investment Bank
In 2Q21, we reported a loss before taxes of CHF 76 million and net revenues of CHF 1,610 million, including a loss related to Archegos. Excluding this loss, net revenues were resilient compared to a strong prior year, which benefitted from more favorable market conditions.
Results summary
2Q21 results
In 2Q21, we reported a loss before taxes of CHF 76 million compared to income before taxes of CHF 912 million in 2Q20, driven by a loss of CHF 594 million in respect of the failure by Archegos to meet its margin commitments. Net revenues of CHF 1,610 million decreased 44%, reflecting losses of CHF 493 million related to Archegos and lower results across most businesses compared to a strong prior year which benefited from robust volumes and higher volatility. We recorded provision for credit losses of CHF 14 million in 2Q21 compared to CHF 143 million in 2Q20, driven by a charge of CHF 70 million in 2Q21 related to Archegos, partially offset by a release of CECL-related provisions of CHF 54 million. Total operating expenses of CHF 1,672 million decreased 7% compared to 2Q20, primarily reflecting lower compensation and benefits, due to the impact of the Archegos losses.
Compared to 1Q21, the loss before taxes decreased 97%, primarily due to a charge of CHF 4,430 million related to Archegos in 1Q21. Net revenues decreased 55%, reflecting the loss related to Archegos and compared to robust revenues in 1Q21. We recorded provision for credit losses of CHF 14 million in 2Q21, compared to CHF 4,350 million in 1Q21, which was driven by the charge of CHF 4,430 million in 1Q21 related to Archegos. Total operating expenses increased slightly, as lower commission expenses were offset by higher compensation and benefits.
In light of the Archegos matter, we de-risked and resized the Investment Bank by reducing leverage exposure, notably in our prime services business. As a result of our more conservative approach to capital and risk management, we ended 2Q21 with RWA below year-end 2020 levels.
> Refer to “Archegos Capital Management” in Credit Suisse – Other information for further information.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Divisional results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Net revenues	1,610	3,543	2,862	(55)	(44)	5,153	4,942	4
Provision for credit losses	14	4,350	143	(100)	(90)	4,364	447	–
Compensation and benefits	876	860	1,031	2	(15)	1,736	1,986	(13)
General and administrative expenses	626	629	625	0	0	1,255	1,202	4
Commission expenses	141	154	151	(8)	(7)	295	312	(5)
Restructuring expenses	29	17	–	71	–	46	–	–
Total other operating expenses	796	800	776	(1)	3	1,596	1,514	5
Total operating expenses	1,672	1,660	1,807	1	(7)	3,332	3,500	(5)
Income/(loss) before taxes	(76)	(2,467)	912	(97)	–	(2,543)	995	–
Statement of operations metrics (%)
Return on regulatory capital	(2.4)	(69.2)	25.8	–	–	(37.3)	14.4	–
Cost/income ratio	103.9	46.9	63.1	–	–	64.7	70.8	–
Number of employees (full-time equivalents)
Number of employees	17,650	17,750	17,420	(1)	1	17,650	17,420	1

Capital and leverage metrics
As of the end of 2Q21, RWA were USD 78.4 billion, a decrease of USD 20.4 billion compared to the end of 1Q21, primarily driven by business reductions and the removal in 2Q21 of the FINMA-imposed temporary add-on of USD 6.1 billion to our credit risk RWA related to the Archegos matter. Leverage exposure was USD 329.4 billion, a decrease of USD 41.5 billion compared to the end of 1Q21, primarily due to business reductions in prime services, partially offset by increased HQLA allocations.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	811	1,429	1,285	(43)	(37)	2,240	2,463	(9)
Equity sales and trading	(23)	897	598	–	–	874	1,375	(36)
Capital markets	798	1,088	886	(27)	(10)	1,886	947	99
Advisory and other fees	112	195	178	(43)	(37)	307	317	(3)
Other revenues [1]	(88)	(66)	(85)	33	4	(154)	(160)	(4)
Net revenues	1,610	3,543	2,862	(55)	(44)	5,153	4,942	4
Balance sheet statistics (CHF million)
Total assets	248,775	292,843	270,220	(15)	(8)	248,775	270,220	(8)
Net loans	22,484	23,219	28,322	(3)	(21)	22,484	28,322	(21)
Risk-weighted assets	72,608	92,974	86,022	(22)	(16)	72,608	86,022	(16)
Risk-weighted assets (USD)	78,440	98,800	90,554	(21)	(13)	78,440	90,554	(13)
Leverage exposure	304,896	348,982	325,409	(13)	(6)	304,896	325,409	(6)
Leverage exposure (USD)	329,386	370,853	342,554	(11)	(4)	329,386	342,554	(4)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments and costs of selling certain non-core positions in the corporate bank.
Reconciliation of adjustment items
	Investment Bank
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	1,610	3,543	2,862	5,153	4,942
Archegos	493	0	0	493	0
Adjusted net revenues excluding Archegos	2,103	3,543	2,862	5,646	4,942
Provision for credit losses	14	4,350	143	4,364	447
Archegos	(70)	(4,430)	0	(4,500)	0
Provision for credit losses excluding Archegos	(56)	(80)	143	(136)	447
Total operating expenses	1,672	1,660	1,807	3,332	3,500
Restructuring expenses	(29)	(17)	–	(46)	–
Major litigation provisions	0	0	(24)	0	(24)
Expenses related to real estate disposals	0	(32)	(3)	(32)	1
Adjusted total operating expenses	1,643	1,611	1,780	3,254	3,477
Archegos	(31)	0	0	(31)	0
Adjusted total operating expenses excluding Archegos	1,612	1,611	1,780	3,223	3,477
Income/(loss) before taxes	(76)	(2,467)	912	(2,543)	995
Adjusted income/(loss) before taxes	(47)	(2,418)	939	(2,465)	1,018
Adjusted income/(loss) before taxes excluding Archegos	547	2,012	939	2,559	1,018
Adjusted return on regulatory capital (%)	(1.5)	(67.8)	26.5	(36.1)	14.7
Adjusted return on regulatory capital excluding Archegos (%)	17.0	59.5	26.5	39.5	14.7
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Global capital markets and advisory fees
	in			% change		in		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Global capital markets and advisory fees (USD million)
Debt capital markets	427	463	327	(8)	31	890	665	34
Equity capital markets	429	590	333	(27)	29	1,019	439	132
Total capital markets	856	1,053	660	(19)	30	1,909	1,104	73
Advisory and other fees	160	262	233	(39)	(31)	422	417	1
Global capital markets and advisory fees	1,016	1,315	893	(23)	14	2,331	1,521	53
The Group’s global capital markets and advisory business operates across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Results details
Fixed income sales and trading
In 2Q21, fixed income revenues of CHF 811 million decreased 37% compared to a strong 2Q20, which benefited from more favorable market conditions including high levels of volatility, increased trading volumes and low interest rates. Emerging markets revenues decreased significantly, driven by reduced trading, financing and structured credit activity across regions. Global credit products revenues decreased significantly compared to a strong prior year, reflecting lower investment grade and leveraged finance trading revenue due to reduced volatility and trading volumes. In addition, macro products revenues decreased significantly compared to a strong prior year, driven by lower revenues in our rates and foreign exchange businesses. This decrease was partially offset by higher securitized products revenues, driven by increased non-agency trading and asset finance client activity.
Compared to a strong 1Q21, revenues decreased 43%, reflecting lower trading volumes and a seasonal decrease in client activity. Securitized products revenues decreased, driven by lower agency and non-agency trading activity. Macro revenues decreased significantly, driven by lower client activity in our rates and foreign exchange businesses. Global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading activity. In addition, emerging markets revenues decreased, reflecting lower client activity in trading and structured credit, particularly in Asia and EMEA.
Equity sales and trading
In 2Q21, negative equity sales and trading revenues of CHF 23 million were down substantially compared to 2Q20, mainly reflecting a loss of CHF 493 million related to Archegos in prime services. Prime services revenues significantly decreased, primarily due to the loss related to Archegos and reduced capital usage as we significantly de-risked and resized the business. Equity derivatives revenues decreased, driven by significantly lower corporate and flow equity derivatives revenues due to lower volatility compared to elevated levels in the prior year, partially offset by higher structured equity derivatives trading activity. In addition, cash equities revenues decreased, mainly due to lower secondary trading volumes, particularly in the US.
Compared to 1Q21, revenues decreased substantially, reflecting a loss in prime services and lower revenues across all businesses. Prime services revenues significantly decreased, primarily due to the loss related to Archegos and reduced capital usage as we significantly de-risked and resized the business. Equity derivatives revenues decreased compared to a strong prior quarter, driven by significantly lower structured and flow equity derivatives trading activity. In addition, cash equities revenues decreased, reflecting lower secondary trading volumes, particularly in the US.
Capital markets
In 2Q21, capital markets revenues of CHF 798 million decreased 10% compared to 2Q20, primarily due to lower debt capital markets issuance activity, partially offset by higher equity capital markets revenues. Debt capital markets revenues decreased compared to a strong prior year, primarily due to lower investment grade client activity, partially offset by higher leveraged finance issuance activity due to favorable market conditions. This decrease was partially offset by higher equity capital markets revenues, driven by IPO issuance activity.
Compared to 1Q21, revenues decreased 27%, driven by lower client activity across equity and debt capital markets compared to a strong prior quarter. Equity capital markets revenues decreased, driven by lower IPO issuance activity. Debt capital markets decreased, reflecting lower leveraged finance and investment grade issuance activity.
Advisory and other fees
In 2Q21, advisory revenues of CHF 112 million decreased 37% compared to 2Q20, driven by lower revenues from completed M&A transactions.
Compared to 1Q21, revenues decreased 43%, driven by lower revenues from completed M&A transactions.

Provision for credit losses
In 2Q21, we recorded provision for credit losses of CHF 14 million, compared to provision for credit losses of CHF 143 million in 2Q20 and provision for credit losses of CHF 4,350 million in 1Q21. The provision for credit losses in 2Q21 was driven by a charge of CHF 70 million related to Archegos, partially offset by the release of CECL-related provisions of CHF 54 million. The provision for credit losses in 1Q21 was driven by the charge of CHF 4,430 million related to Archegos.
Total operating expenses
In 2Q21, total operating expenses of CHF 1,672 million decreased 7% compared to 2Q20, reflecting lower compensation and benefits. Compensation and benefits of CHF 876 million decreased 15%, reflecting decreased discretionary compensation, due to the impact of the Archegos losses. General and administrative expenses of CHF 626 million were stable. In 2Q21, we incurred costs related to Archegos of CHF 31 million, mainly reflecting severance-related costs and professional services fees. In 2Q21, we had restructuring expenses of CHF 29 million.
Compared to 1Q21, total operating expenses increased slightly, mainly due to higher compensation and benefits. Compensation and benefits increased slightly, reflecting higher deferred compensation expenses from prior-year awards and increased discretionary compensation expenses. General and administrative expenses were stable.

Corporate Center
In 2Q21, we reported a loss before taxes of CHF 530 million compared to losses of CHF 553 million in 2Q20 and CHF 2 million in 1Q21.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Treasury results	(141)	104	(228)	–	(38)	(37)	(271)	(86)
Asset Resolution Unit	(43)	(33)	(38)	30	13	(76)	(95)	(20)
Other	68	78	50	(13)	36	146	80	83
Net revenues	(116)	149	(216)	–	(46)	33	(286)	–
Provision for credit losses	0	(9)	5	100	(100)	(9)	7	–
Compensation and benefits	119	39	128	205	(7)	158	76	108
General and administrative expenses	272	105	184	159	48	377	279	35
Commission expenses	22	19	20	16	10	41	45	(9)
Restructuring expenses	1	(3)	–	–	–	(2)	–	–
Total other operating expenses	295	121	204	144	45	416	324	28
Total operating expenses	414	160	332	159	25	574	400	44
Income/(loss) before taxes	(530)	(2)	(553)	–	(4)	(532)	(693)	(23)
of which Asset Resolution Unit	(79)	(68)	(75)	16	5	(147)	(169)	(13)
Balance sheet statistics (CHF million)
Total assets	116,106	120,344	134,137	(4)	(13)	116,106	134,137	(13)
Risk-weighted assets	55,470	49,848	51,558	11	8	55,470	51,558	8
Leverage exposure	118,285	121,771	36,555	(3)	224	118,285	36,555	224

Reconciliation of adjustment items
	Corporate Center
in	2Q21	1Q21	2Q20	6M21	6M20
Results (CHF million)
Net revenues	(116)	149	(216)	33	(286)
Provision for credit losses	0	(9)	5	(9)	7
Total operating expenses	414	160	332	574	400
Restructuring expenses	(1)	3	–	2	–
Major litigation provisions	(208)	(15)	(69)	(223)	(86)
Adjusted total operating expenses	205	148	263	353	314
Income/(loss) before taxes	(530)	(2)	(553)	(532)	(693)
Adjusted income/(loss) before taxes	(321)	10	(484)	(311)	(607)
Adjusted results, adjusted results excluding significant items and adjusted results excluding significant items and Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results summary
2Q21 results
In 2Q21, we reported a loss before taxes of CHF 530 million compared to losses of CHF 553 million in 2Q20 and CHF 2 million in 1Q21. Negative net revenues of CHF 116 million in 2Q21 were primarily driven by negative treasury results. Total operating expenses of CHF 414 million increased 25% compared to 2Q20, mainly reflecting higher general and administrative expenses, primarily reflecting increased litigation provisions, mainly related to legacy litigation matters. Compared to 1Q21, total operating expenses increased 159%, mainly driven by higher general and administrative expenses, primarily reflecting increased litigation provisions, mainly related to legacy litigation matters, and higher compensation and benefits.
Capital and leverage metrics
As of the end of 2Q21, we reported RWA of CHF 55.5 billion, an increase of CHF 5.6 billion compared to the end of 1Q21, primarily driven by external model and parameter updates in operational risk related to provisions for mortgage-related matters recorded in 4Q20 and the settlement with MBIA Insurance Corp in 1Q21. Leverage exposure was CHF 118.3 billion as of the end of 2Q21, a decrease of CHF 3.5 billion compared to the end of 1Q21, primarily related to a decrease in our centrally held balance of HQLA.
Results details
Net revenues
In 2Q21, we reported negative net revenues of CHF 116 million compared to negative net revenues of CHF 216 million in 2Q20 and net revenues of CHF 149 million in 1Q21.
Negative treasury results of CHF 141 million in 2Q21 primarily reflected losses of CHF 63 million relating to hedging volatility, losses of CHF 52 million with respect to structured notes volatility and negative revenues of CHF 33 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 2Q20, negative treasury results of CHF 228 million primarily reflected losses of CHF 145 million on fair-valued money market instruments, partially reversing gains of CHF 179 million in 1Q20, and negative revenues of CHF 70 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 1Q21, positive treasury results of CHF 104 million primarily reflected gains of CHF 70 million with respect to structured notes volatility and gains of CHF 52 million relating to hedging volatility, partially offset by negative revenues of CHF 11 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported negative net revenues of CHF 43 million in 2Q21 compared to CHF 38 million in 2Q20 and CHF 33 million in 1Q21. Compared to 2Q20, the movement was driven by lower revenues from portfolio assets, partially offset by lower asset funding costs. Compared to 1Q21, the movement was mainly driven by lower revenues from portfolio assets.
In 2Q21, other revenues of CHF 68 million increased CHF 18 million compared to 2Q20, mainly reflecting a valuation adjustment on a legacy exposure, partially offset by the negative valuation impact from long-dated legacy deferred compensation and retirement programs. Compared to 1Q21, other revenues decreased CHF 10 million.
Provision for credit losses
In 2Q21, provision for credit losses was CHF 0 million compared to provision for credit losses of CHF 5 million in 2Q20 and a release of provision for credit losses of CHF 9 million in 1Q21.
Total operating expenses
Total operating expenses of CHF 414 million increased CHF 82 million compared to 2Q20, mainly reflecting an increase in general and administrative expenses. General and administrative expenses of CHF 272 million increased CHF 88 million, primarily reflecting higher litigation provisions, mainly related to legacy litigation matters. Compensation and benefits decreased CHF 9 million, mainly driven by lower deferred compensation expenses from prior-year awards and lower expenses for long-dated legacy deferred compensation and retirement programs, partially offset by the impact of corporate function allocations.

Compared to 1Q21, total operating expenses increased CHF 254 million, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses increased CHF 167 million, primarily reflecting higher litigation provisions, mainly related to legacy litigation matters. Compensation and benefits increased CHF 80 million, primarily reflecting higher discretionary compensation expenses, higher deferred compensation expenses from prior-year awards and higher expenses for long-dated legacy deferred compensation and retirement programs.
Expense allocation to divisions
	in			% change		in		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	825	751	887	10	(7)	1,576	1,580	0
General and administrative expenses	759	590	639	29	19	1,349	1,179	14
Commission expenses	22	19	20	16	10	41	45	(9)
Restructuring expenses	28	15	–	87	–	43	–	–
Total other operating expenses	809	624	659	30	23	1,433	1,224	17
Total operating expenses before allocation to divisions	1,634	1,375	1,546	19	6	3,009	2,804	7
Net allocation to divisions	1,220	1,215	1,214	0	0	2,435	2,404	1
of which Swiss Universal Bank	266	252	263	6	1	518	524	(1)
of which International Wealth Management	197	188	191	5	3	385	380	1
of which Asia Pacific	175	166	168	5	4	341	338	1
of which Asset Management	47	55	54	(15)	(13)	102	106	(4)
of which Investment Bank	535	554	538	(3)	(1)	1,089	1,056	3
Total operating expenses	414	160	332	159	25	574	400	44
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change		in / end of		% change
	2Q21	1Q21	2Q20	QoQ	YoY	6M21	6M20	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	3	14	24	(79)	(88)	17	18	(6)
Asset funding costs	(46)	(47)	(62)	(2)	(26)	(93)	(113)	(18)
Net revenues	(43)	(33)	(38)	30	13	(76)	(95)	(20)
Provision for credit losses	0	(1)	(2)	100	100	(1)	(2)	(50)
Compensation and benefits	19	19	20	0	(5)	38	44	(14)
General and administrative expenses	16	15	17	7	(6)	31	29	7
Commission expenses	1	2	2	(50)	(50)	3	3	0
Total other operating expenses	17	17	19	0	(11)	34	32	6
Total operating expenses	36	36	39	0	(8)	72	76	(5)
Income/(loss) before taxes	(79)	(68)	(75)	16	5	(147)	(169)	(13)
Balance sheet statistics (CHF million)
Total assets	10,318	12,080	13,000	(15)	(21)	10,318	13,000	(21)
Risk-weighted assets (USD) [1]	7,658	8,502	11,341	(10)	(32)	7,658	11,341	(32)
Leverage exposure (USD)	16,668	18,452	20,157	(10)	(17)	16,668	20,157	(17)
1 Risk-weighted assets excluding operational risk were USD 7,047 million, USD 7,523 million and USD 10,373 million as of the end of 2Q21, 1Q21 and 2Q20, respectively.

Assets under management
As of the end of 2Q21, assets under management were CHF 1,632.0 billion, 2.3% higher compared to the end of 1Q21 with net asset outflows of CHF 4.7 billion in 2Q21.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
Assets under management and client assets
	end of			% change
	2Q21	1Q21	2Q20	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	217.0	213.1	201.8	1.8	7.5
Swiss Universal Bank - Corporate & Institutional Clients	504.8	487.0	427.4	3.7	18.1
International Wealth Management	399.5	386.2	344.5	3.4	16.0
Asia Pacific	236.3	241.9	215.8	(2.3)	9.5
Asset Management	471.4	458.0	423.8	2.9	11.2
Assets managed across businesses [1]	(197.0)	(190.2)	(169.9)	3.6	16.0
Assets under management	1,632.0	1,596.0	1,443.4	2.3	13.1
of which discretionary assets	524.3	506.5	468.1	3.5	12.0
of which advisory assets	1,107.7	1,089.5	975.3	1.7	13.6
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	287.8	275.8	250.1	4.4	15.1
Swiss Universal Bank - Corporate & Institutional Clients	614.3	593.5	522.3	3.5	17.6
International Wealth Management	515.8	499.8	426.9	3.2	20.8
Asia Pacific	342.1	350.5	278.3	(2.4)	22.9
Asset Management	471.4	458.0	423.8	2.9	11.2
Assets managed across businesses	(197.0)	(190.2)	(169.9)	3.6	16.0
Client assets	2,034.4	1,987.4	1,731.5	2.4	17.5
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2Q21 results
As of the end of 2Q21, assets under management of CHF 1,632.0 billion increased CHF 36.0 billion compared to the end of 1Q21. The increase was driven by favorable market movements, partially offset by unfavorable foreign exchange-related movements and net asset outflows of CHF 4.7 billion.
Net asset outflows of CHF 4.7 billion in 2Q21 mainly reflected outflows across the following businesses. Net asset outflows of CHF 6.1 billion in Asia Pacific reflected outflows mainly from Southeast Asia, Japan and China and de-risking measures taken during the quarter. Net asset outflows of CHF 0.9 billion in the Private Clients business of Swiss Universal Bank mainly reflected outflows in the UHNW and HNW client segments. Net asset outflows of CHF 0.3 billion in International Wealth Management mainly reflected outflows in emerging markets, partially offset by inflows in Western Europe. These outflows were partially offset by net new assets of CHF 1.5 billion in the Corporate & Institutional Clients business of Swiss Universal Bank, reflecting inflows from our external asset managers and pension business and net new assets of CHF 1.3 billion in Asset Management reflecting inflows from traditional investments and alternative investments.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Asset Management” for further information.
Growth in assets under management
in	2Q21	1Q21		2Q20	6M21	6M20
Net new assets (CHF billion)
Swiss Universal Bank - Private Clients	(0.9)	2.2		(1.6)	1.3	(5.8)
Swiss Universal Bank - Corporate & Institutional Clients	1.5	3.9		1.6	5.4	6.4
International Wealth Management	(0.3)	7.2		1.8	6.9	5.5
Asia Pacific	(6.1)	5.0		4.5	(1.1)	7.5
Asset Management [1]	1.3	10.3		4.1	11.6	4.2
Assets managed across businesses [2]	(0.2)	(0.2)		(0.6)	(0.4)	(2.2)
Net new assets	(4.7)	28.4		9.8	23.7	15.6
Other effects (CHF billion)
Swiss Universal Bank - Private Clients	4.8	2.3		8.6	7.1	(10.0)
Swiss Universal Bank - Corporate & Institutional Clients	16.3	20.5		20.5	36.8	(15.4)
International Wealth Management	13.6	13.6		15.0	27.2	(31.0)
Asia Pacific	0.5	15.6		14.3	16.1	(11.7)
Asset Management	12.1	7.4		10.1	19.5	(18.3)
Assets managed across businesses [2]	(6.6)	(3.7)		(5.4)	(10.3)	7.0
Other effects	40.7	55.7		63.1	96.4	(79.4)
of which market movements	51.3	21.0		70.9	72.3	(45.7)
of which foreign exchange	(9.2)	48.6		(6.3)	39.4	(32.3)
of which other	(1.4)	(13.9)	[3]	(1.5)	(15.3)	(1.4)
Growth in assets under management (CHF billion)
Swiss Universal Bank - Private Clients	3.9	4.5		7.0	8.4	(15.8)
Swiss Universal Bank - Corporate & Institutional Clients	17.8	24.4		22.1	42.2	(9.0)
International Wealth Management	13.3	20.8		16.8	34.1	(25.5)
Asia Pacific	(5.6)	20.6		18.8	15.0	(4.2)
Asset Management [1]	13.4	17.7		14.2	31.1	(14.1)
Assets managed across businesses [2]	(6.8)	(3.9)		(6.0)	(10.7)	4.8
Growth in assets under management	36.0	84.1		72.9	120.1	(63.8)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3
Includes structural effects of CHF 11.2 billion related to the exit of our supply chain finance funds business in Asset Management of CHF 7.9 billion and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, mainly in International Wealth Management.

Growth in assets under management (continued)
in	2Q21	1Q21	2Q20	6M21	6M20
Net new assets (annualized) (%)
Swiss Universal Bank - Private Clients	(1.7)	4.2	(3.3)	1.2	(5.3)
Swiss Universal Bank - Corporate & Institutional Clients	1.2	3.4	1.6	2.3	2.9
International Wealth Management	(0.3)	7.9	2.2	3.8	3.0
Asia Pacific	(10.1)	9.0	9.1	(1.0)	6.8
Asset Management [1]	1.1	9.4	4.0	5.3	1.9
Assets managed across businesses [2]	0.4	0.4	1.5	0.4	2.5
Net new assets	(1.2)	7.5	2.9	3.1	2.1
Other effects (annualized) (%)
Swiss Universal Bank - Private Clients	9.0	4.4	17.7	6.9	(9.2)
Swiss Universal Bank - Corporate & Institutional Clients	13.4	17.7	20.2	15.9	(7.0)
International Wealth Management	14.1	14.9	18.3	14.9	(16.8)
Asia Pacific	0.8	28.2	29.1	14.6	(10.6)
Asset Management	10.6	6.7	9.9	8.8	(8.3)
Assets managed across businesses [2]	13.9	8.0	13.1	11.1	(8.0)
Other effects	10.2	14.8	18.4	12.8	(10.6)
Growth in assets under management (annualized) (%)
Swiss Universal Bank - Private Clients	7.3	8.6	14.4	8.1	(14.5)
Swiss Universal Bank - Corporate & Institutional Clients	14.6	21.1	21.8	18.2	(4.1)
International Wealth Management	13.8	22.8	20.5	18.7	(13.8)
Asia Pacific	(9.3)	37.2	38.2	13.6	(3.8)
Asset Management [1]	11.7	16.1	13.9	14.1	(6.4)
Assets managed across businesses [2]	14.3	8.4	14.6	11.5	(5.5)
Growth in assets under management	9.0	22.3	21.3	15.9	(8.5)
Growth in net new assets (rolling four-quarter average) (%)
Swiss Universal Bank - Private Clients	0.6	0.3	(3.2)	–	–
Swiss Universal Bank - Corporate & Institutional Clients	3.0	3.2	3.7	–	–
International Wealth Management	5.3	6.2	2.7	–	–
Asia Pacific	0.0	5.4	4.6	–	–
Asset Management [1]	5.4	6.3	4.3	–	–
Assets managed across businesses [2]	2.8	3.2	5.0	–	–
Net new assets	3.5	4.7	2.6	0.0	0.0
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q21, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
In response to regulatory reform, since 2015 we have primarily focused our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. Prior to that, securities for funding and capital purposes were primarily issued by the Bank, our principal operating subsidiary and a US registrant. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. Although originally planned for January 1, 2018, the Federal Council had decided to postpone the introduction of the NSFR as a minimum standard in Switzerland. On September 11, 2020, the Federal Council adopted an amendment to the Liquidity Ordinance, implementing NSFR as a minimum standard beginning July 1, 2021, including the associated disclosure requirements. On November 12, 2020, FINMA published a partially revised “Liquidity risks – banks” Circular, which sets out FINMA’s technical requirements and also came into force on July 1, 2021.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 2Q21, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 204.5 billion. The liquidity pool consisted of CHF 122.2 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed and CHF 82.3 billion market value of securities issued by governments and government agencies, primarily from the US and the United Kingdom (UK).
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 2Q21, this portfolio of liquid assets had a market value of CHF 21.0 billion, consisting of CHF 10.6 billion of high-grade bonds and CHF 10.4 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 11% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	2Q21					1Q21	4Q20
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	66,254	21,336	31,816	2,787	122,193	115,286	114,429
Securities	10,416	46,880	6,405	18,559	82,260	89,745	86,867
Liquid assets [1]	76,670	68,216	38,221	21,346	204,453	205,031	201,296
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 216% as of the end of 2Q21, an increase from 205% as of the end of 1Q21, representing an average HQLA of CHF 209.3 billion and average net cash outflows of CHF 97.0 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements and taking a prudent approach to liquidity management during the COVID-19 pandemic.
The increase in the LCR in 2Q21 compared to 1Q21 reflected a decrease in net cash outflows, which was partially offset by a lower level of average HQLA. The decrease in net cash outflows primarily resulted from an increase in net cash inflows associated with secured wholesale funding and secured lending activities and lower cash outflows from unsecured wholesale funding, mainly driven by a decrease in non-operational deposits, partially offset by an increase in unsecured debt. The lower level of HQLA reflected a decrease in the amount of securities held during the period, partially offset by an increase in the amount of cash held with central banks.
Liquidity coverage ratio – Group
	2Q21				1Q21		4Q20
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		209,256		211,307		203,536
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	161,034		19,619		19,959		19,825
Unsecured wholesale funding	235,715		87,107		88,888		89,758
Secured wholesale funding	–		35,621		44,274		44,979
Additional requirements	174,215		36,445		36,237		35,989
Other contractual funding obligations	68,809		68,809		50,393		56,751
Other contingent funding obligations	219,786		5,255		6,559		5,574
Total cash outflows	–		252,856		246,310		252,876
Cash inflows (CHF million)
Secured lending	159,641		54,460		59,608		59,090
Inflows from fully performing exposures	62,911		28,534		29,072		28,081
Other cash inflows	72,855		72,855		54,542		58,329
Total cash inflows	295,407		155,849		143,222		145,500
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		209,256		211,307		203,536
Net cash outflows (CHF million)	–		97,007		103,088		107,376
Liquidity coverage ratio (%)	–		216		205		190
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2Q21, compared to 23% as of the end of 1Q21, reflecting a small decrease in deposits. Loans decreased slightly compared to 1Q21. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 364 billion as of the end of 2Q21, compared to CHF 370 billion as of the end of 1Q21, reflecting a small decrease in our customer deposit base in the private banking and corporate & institutional banking businesses in 2Q21, mainly driven by a small decrease in time and demand deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 2Q21, we had outstanding long-term debt of CHF 170.2 billion, which included senior and subordinated instruments. We had CHF 45.0 billion and CHF 16.3 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q21 compared to CHF 48.2 billion and CHF 16.1 billion, respectively, as of the end of 1Q21.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings decreased 10% to CHF 22.4 billion as of the end of 2Q21, compared to CHF 24.9 billion as of the end of 1Q21, mainly related to net maturities of structured notes and commercial paper, partially offset by the issuance of mandatory convertible notes.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q21, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information.
Debt issuances and redemptions
in 2Q21	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	2.7	3.0	0.0	5.7
of which unsecured	2.6	3.0	0.0	5.6
of which secured	0.1	0.0	0.0	0.1
Maturities / Redemptions	0.0	2.3	0.0	2.3
of which unsecured	0.0	2.3	0.0	2.3
of which secured	0.0	0.0	0.0	0.0
Excludes structured notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our internal liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 3 million, CHF 13 million and CHF 636 million, respectively, as of the end of 2Q21, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. In July 2021 Moody's Investors Service downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch from “Aa3” to “A1”. At the same time, the rating agency affirmed the “Baa1” senior unsecured debt ratings of Credit Suisse Group AG. The outlook on these ratings has been revised from “negative” to “stable”.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2020 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 2Q21, our BIS CET1 ratio was 13.7% and our BIS tier 1 leverage ratio was 6.0%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of the Swiss Requirements.

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Swiss capital and leverage requirements for Credit Suisse
For 2021	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.3	2.0
Going concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	14.3	5.0
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Total loss-absorbing capacity	28.6	10.0
Does not include the FINMA Pillar 2 capital add-on of CHF 1.9 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.

As of the end of 2Q21, for the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for the capital ratios were 2.565% and 0.437%, respectively, and for the Bank, they were 2.565% and 0.438%, respectively. For the Group, the rebates for resolvability and for certain tier 2 low-trigger instruments for leverage ratios were 0.9% and 0.135%, respectively, and for the Bank, they were 0.9% and 0.135%, respectively. Net of these rebates, the gone concern ratio for capital and leverage for the Group were 11.298% and 3.965%, respectively, and for the Bank they were 11.297% and 3.965%, respectively.

Regulatory developments
In June 2021, FINMA announced its reassessment of rebates for resolvability relating to the gone concern requirement. The eligibility for the rebates for resolvability is assessed on an annual basis. Effective July 1, 2021, for the Group and the Bank, the rebate for resolvability relating to the capital ratio was 3.135% and the rebate for resolvability relating to the leverage ratio was 1.1%.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.6 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.1%, both as of the end of 2Q21.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 16.2 billion and the Higher Trigger Capital Ratio was 5.7%, both as of the end of 2Q21.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2020 for further information on the Higher Trigger Capital Amount.
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – callable bail-in instruments
Second quarter of 2021	USD	3,250	3.091	Senior notes	2032
Redemptions – bail-in instruments
Second quarter of 2021	USD	1,000	floating	Senior notes	2021
	USD	1,500	3.45	Senior notes	2021

BIS capital metrics
BIS capital metrics – Group
				% change
end of	2Q21	1Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,938	36,964	35,361	5
Tier 1 capital	55,152	53,411	51,202	3
Total eligible capital	56,145	54,429	52,163	3
Risk-weighted assets	283,611	302,869	275,084	(6)
Capital ratios (%)
CET1 ratio	13.7	12.2	12.9	–
Tier 1 ratio	19.4	17.6	18.6	–
Total capital ratio	19.8	18.0	19.0	–
Eligible capital – Group
				% change
end of	2Q21	1Q21	4Q20	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,580	44,590	42,677	(2)
Adjustments
Regulatory adjustments [1]	1,637	332	(342)	393
Goodwill [2]	(4,550)	(4,898)	(4,681)	(7)
Other intangible assets [2]	(54)	(272)	(271)	(80)
Deferred tax assets that rely on future profitability	(1,380)	(1,011)	(1,070)	36
Shortfall of provisions to expected losses	(246)	(192)	(176)	28
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,521	2,040	2,466	24
Defined benefit pension assets [2]	(2,341)	(2,405)	(2,249)	(3)
Investments in own shares	(60)	(603)	(397)	(90)
Other adjustments [3]	(169)	(617)	(596)	(73)
Total adjustments	(4,642)	(7,626)	(7,316)	(39)
CET1 capital	38,938	36,964	35,361	5
High-trigger capital instruments (7% trigger)	11,622	11,778	11,410	(1)
Low-trigger capital instruments (5.125% trigger)	4,592	4,669	4,431	(2)
Additional tier 1 capital	16,214	16,447	15,841	(1)
Tier 1 capital	55,152	53,411	51,202	3
Tier 2 low-trigger capital instruments (5% trigger)	993	1,018	961	(2)
Tier 2 capital [4]	993	1,018	961	(2)
Total eligible capital [4]	56,145	54,429	52,163	3
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves and, in 4Q20, of unrealized gains on certain investments that are not eligible for CET1 recognition.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2Q21, 1Q21 and 4Q20, total eligible capital was CHF 56,397 million, CHF 54,686 million and CHF 52,437 million, including CHF 252 million, CHF 258 million and CHF 273 million of such instruments and the total capital ratio was 19.9%, 18.1% and 19.1%, respectively.

2Q21 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	36,964
Net income attributable to shareholders	253
Foreign exchange impact [1]	(414)
Issuance of Mandatory Convertible Notes [2]	1,652
Impact from the reduction of the investment in Allfunds Group [3]	862
Other [4]	(379)
Balance at end of period	38,938
Additional tier 1 capital (CHF million)
Balance at beginning of period	16,447
Foreign exchange impact	(245)
Other	12
Balance at end of period	16,214
Tier 2 capital (CHF million)
Balance at beginning of period	1,018
Foreign exchange impact	(17)
Other	(8)
Balance at end of period	993
Eligible capital (CHF million)
Balance at end of period	56,145
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the regulatory capital impact of the issuance of the MCNs, net of fees and expenses.
3 Reflects regulatory adjustments relating to the IPO of Allfunds Group and the subsequent reduction of our equity investment to below 10%.
4 Includes a regulatory adjustment of defined benefit pension plan assets, a dividend accrual, the net effect of share-based compensation and deferred tax assets relating to net operating losses.
Our CET1 ratio was 13.7% as of the end of 2Q21 compared to 12.2% as of the end of 1Q21. Our tier 1 ratio was 19.4% as of the end of 2Q21 compared to 17.6% as of the end of 1Q21. Our total capital ratio was 19.8% as of the end of 2Q21 compared to 18.0% as of the end of 1Q21. The increase in the capital ratios was due to decreased RWA and higher capital balances.
CET1 capital was CHF 38.9 billion as of the end of 2Q21, a 5% increase compared to CHF 37.0 billion as of the end of 1Q21, mainly reflecting the regulatory capital impact of the issuance of MCNs, the impact from regulatory adjustment relating to the IPO of Allfunds Group and the subsequent reduction of our investment to below 10% and the net income attributable to shareholders, partially offset by a negative foreign exchange. Additional tier 1 capital of CHF 16.2 billion as of the end of 2Q21 was stable compared to CHF 16.4 billion as of the end of 1Q21. Total eligible capital was CHF 56.1 billion as of the end of 2Q21, a 3% increase compared to CHF 54.4 billion as of the end of 1Q21, mainly reflecting higher CET1 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 2Q21, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 283.6 billion as of the end of 2Q21, a 6% decrease compared to CHF 302.9 billion as of the end of 1Q21. The decrease in RWA was mainly related to movements in risk levels in credit risk and market risk and a foreign exchange impact. These decreases were partially offset by increases related to external model and parameter updates in operational risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size. The decrease in movements in risk levels attributable to book size was primarily driven by decrease in lending exposures and derivatives, mainly in the prime services business in the Investment Bank, partially offset by our equity exposures relating to our investment in Allfunds Group in International Wealth Management, Swiss Universal Bank and Asia Pacific. Movements in risk levels attributable to book size also reflected the removal in 2Q21 of the FINMA-imposed temporary add-on of CHF 5.8 billion (USD 6.1 billion) to our credit risk RWA in relation to the Archegos matter in the Investment Bank.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels, mainly across businesses within the Investment Bank, partially offset by an increase in market risk in Asset Management.
Excluding the foreign exchange impact, the increase in operational risk was mainly driven by external model and parameter updates in the Corporate Center related to provisions for mortgage-related matters recorded in 4Q20 and the settlement with MBIA Insurance Corp in 1Q21. In addition, internal model and parameter updates reflected updated operational risk allocation keys, resulting in higher operational risk RWA in the Corporate Center, the Investment Bank, Asset Management and Asia Pacific, offset by lower operational risk RWA in Swiss Universal Bank and International Wealth Management.

Risk-weighted asset movement by risk type – Group
2Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	71,895	24,092	22,620	6,838	65,102	26,877	217,424
Foreign exchange impact	(238)	(221)	(366)	(79)	(1,071)	(352)	(2,327)
Movements in risk levels	(311)	(458)	(802)	(111)	(17,727)	(493)	(19,902)
of which credit risk – book size [1]	(485)	389	(487)	(117)	(16,975)	(408)	(18,083)
of which credit risk – book quality [2]	174	(847)	(315)	6	(752)	(85)	(1,819)
Model and parameter updates – internal [3]	(110)	166	(20)	0	(25)	(11)	0
Model and parameter updates – external [4]	4	2	3	0	82	8	99
Balance at end of period	71,240	23,581	21,435	6,648	46,361	26,029	195,294
Market risk (CHF million)
Balance at beginning of period	1,968	1,372	2,219	684	13,095	2,596	21,934
Foreign exchange impact	(35)	(23)	(39)	(1)	(219)	(47)	(364)
Movements in risk levels	(170)	(82)	(142)	759	(1,533)	(218)	(1,386)
Model and parameter updates – internal [3]	(2)	(2)	(43)	(203)	(23)	(43)	(316)
Balance at end of period	1,761	1,265	1,995	1,239	11,320	2,288	19,868
Operational risk (CHF million)
Balance at beginning of period	11,111	10,246	5,210	1,792	14,777	20,375	63,511
Foreign exchange impact	(181)	(167)	(86)	(29)	(241)	(237)	(941)
Model and parameter updates – internal [3]	(1,152)	(671)	52	244	391	1,136	0
Model and parameter updates – external [5]	0	0	0	0	0	5,879	5,879
Balance at end of period	9,778	9,408	5,176	2,007	14,927	27,153	68,449
Total (CHF million)
Balance at beginning of period	84,974	35,710	30,049	9,314	92,974	49,848	302,869
Foreign exchange impact	(454)	(411)	(491)	(109)	(1,531)	(636)	(3,632)
Movements in risk levels	(481)	(540)	(944)	648	(19,260)	(711)	(21,288)
Model and parameter updates – internal [3]	(1,264)	(507)	(11)	41	343	1,082	(316)
Model and parameter updates – external [4]	4	2	3	0	82	5,887	5,978
Balance at end of period	82,779	34,254	28,606	9,894	72,608	55,470	283,611
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Group
2Q21 (CHF million)
Credit risk	71,240	23,581	21,435	6,648	46,361	26,029	195,294
Market risk	1,761	1,265	1,995	1,239	11,320	2,288	19,868
Operational risk	9,778	9,408	5,176	2,007	14,927	27,153	68,449
Risk-weighted assets	82,779	34,254	28,606	9,894	72,608	55,470	283,611
4Q20 (CHF million)
Credit risk	69,428	23,397	20,133	6,523	53,475	25,156	198,112
Market risk	1,598	1,157	1,645	805	10,749	2,363	18,317
Operational risk	10,262	9,463	4,811	1,655	13,648	18,816	58,655
Risk-weighted assets	81,288	34,017	26,589	8,983	77,872	46,335	275,084

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	2Q21	1Q21	4Q20
Leverage exposure (CHF million)
Swiss Universal Bank	303,690	305,034	295,507
International Wealth Management	108,182	105,693	101,025
Asia Pacific	79,081	83,160	74,307
Asset Managemnt	2,754	3,158	2,989
Investment Bank	304,896	348,982	319,339
Corporate Center	118,285	121,771	6,686
Leverage exposure	916,888	967,798	799,853
The leverage exposure was CHF 916.9 billion as of the end of 2Q21, a 5% decrease compared to CHF 967.8 billion as of the end of 1Q21. The significantly lower leverage exposure was mainly due to a decrease in the consolidated balance sheet, mainly due to lower operating activities, primarily due to business reductions in the prime services business in the Investment Bank, and the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
					% change
end of	2Q21	1Q21	4Q20		QoQ
Leverage exposure (CHF million)
Total assets	796,799	851,395	805,822		(6)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(16,200)	(16,896)	(16,680)		(4)
Derivative financial instruments	65,914	76,027	68,577		(13)
Securities financing transactions	(30,145)	(43,306)	(39,009)		(30)
Off-balance sheet exposures	97,758	98,009	88,944		0
Other	2,762	2,569	(107,801)	[2]	8
Total adjustments	120,089	116,403	(5,969)		3
Leverage exposure	916,888	967,798	799,853		(5)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Included cash held at central banks of CHF 110,677 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Group
					% change
end of	2Q21	1Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,938	36,964	35,361		5
Tier 1 capital	55,152	53,411	51,202		3
Leverage exposure	916,888	967,798	799,853	[1]	(5)
Leverage ratios (%)
CET1 leverage ratio	4.2	3.8	4.4		–
Tier 1 leverage ratio	6.0	5.5	6.4		–
1 Leverage exposure excluded CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.
The CET1 leverage ratio was 4.2% as of the end of 2Q21, compared to 3.8% as of the end of 1Q21. The tier 1 leverage ratio was 6.0% as of the end of 2Q21, compared to 5.5% as of the end of 1Q21. The increases in the CET1 leverage ratio and the tier 1 leverage ratio were due to significantly lower leverage exposure.
Swiss metrics
Swiss capital metrics
As of the end of 2Q21, our Swiss CET1 capital was CHF 38.9 billion and our Swiss CET1 ratio was 13.7%. Our going concern capital was CHF 55.1 billion and our going concern capital ratio was 19.4%. Our gone concern capital was CHF 51.6 billion and our gone concern capital ratio was 18.2%. Our total loss-absorbing capacity was CHF 106.8 billion and our TLAC ratio was 37.6%.
Swiss capital metrics – Group
				% change
end of	2Q21	1Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,934	36,959	35,351	5
Going concern capital	55,148	53,406	51,192	3
Gone concern capital	51,615	52,187	41,852	(1)
Total loss-absorbing capacity (TLAC)	106,763	105,593	93,044	1
Swiss risk-weighted assets	284,295	303,380	275,576	(6)
Swiss capital ratios (%)
Swiss CET1 ratio	13.7	12.2	12.8	–
Going concern capital ratio	19.4	17.6	18.6	–
Gone concern capital ratio	18.2	17.2	15.2	–
TLAC ratio	37.6	34.8	33.8	–

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2Q21, our Swiss CET1 leverage ratio was 4.2%, our going concern leverage ratio was 6.0%, our gone concern leverage ratio was 5.6% and our TLAC leverage ratio was 11.6%.
Swiss capital and risk-weighted assets – Group
				% change
end of	2Q21	1Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	38,938	36,964	35,361	5
Swiss regulatory adjustments [1]	(4)	(5)	(10)	(20)
Swiss CET1 capital	38,934	36,959	35,351	5
Additional tier 1 high-trigger capital instruments	11,622	11,778	11,410	(1)
Grandfathered additional tier 1 low-trigger capital instruments	4,592	4,669	4,431	(2)
Swiss additional tier 1 capital	16,214	16,447	15,841	(1)
Going concern capital	55,148	53,406	51,192	3
Bail-in debt instruments	49,132	49,644	39,450	(1)
Tier 2 low-trigger capital instruments	994	1,018	961	(2)
Tier 2 amortization component	1,489	1,525	1,441	(2)
Gone concern capital [2]	51,615	52,187	41,852	(1)
Total loss-absorbing capacity	106,763	105,593	93,044	1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	283,611	302,869	275,084	(6)
Swiss regulatory adjustments [3]	684	511	492	34
Swiss risk-weighted assets	284,295	303,380	275,576	(6)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2Q21, 1Q21 and 4Q20, gone concern capital was CHF 51,879 million, CHF 52,456 million and CHF 42,198 million, including CHF 264 million, CHF 269 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
					% change
end of	2Q21	1Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,934	36,959	35,351		5
Going concern capital	55,148	53,406	51,192		3
Gone concern capital	51,615	52,187	41,852		(1)
Total loss-absorbing capacity	106,763	105,593	93,044		1
Leverage exposure	916,888	967,798	799,853		(5)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.2	3.8	4.4		–
Going concern leverage ratio	6.0	5.5	6.4		–
Gone concern leverage ratio	5.6	5.4	5.2	[1]	–
TLAC leverage ratio	11.6	10.9	11.6		–
Rounding differences may occur.
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 910,530 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
				% change
end of	2Q21	1Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	44,162	42,550	40,701	4
Tier 1 capital	59,439	58,050	55,659	2
Total eligible capital	60,432	59,067	56,620	2
Risk-weighted assets	282,579	302,022	275,676	(6)
Capital ratios (%)
CET1 ratio	15.6	14.1	14.8	–
Tier 1 ratio	21.0	19.2	20.2	–
Total capital ratio	21.4	19.6	20.5	–
Eligible capital and risk-weighted assets – Bank
end of	2Q21		1Q21	4Q20	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	48,562		48,593	46,264	0
Regulatory adjustments [1]	(495)		(934)	(1,088)	(47)
Other adjustments [2]	(3,905)		(5,109)	(4,475)	(24)
CET1 capital	44,162		42,550	40,701	4
Additional tier 1 instruments	15,277	[3]	15,500	14,958	(1)
Additional tier 1 capital	15,277		15,500	14,958	(1)
Tier 1 capital	59,439		58,050	55,659	2
Tier 2 low-trigger capital instruments (5% trigger)	993		1,017	961	(2)
Tier 2 capital [4]	993		1,017	961	(2)
Total eligible capital [4]	60,432		59,067	56,620	2
Risk-weighted assets by risk type (CHF million)
Credit risk	194,262		216,577	198,704	(10)
Market risk	19,868		21,934	18,317	(9)
Operational risk	68,449		63,511	58,655	8
Risk-weighted assets	282,579		302,022	275,676	(6)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 2Q21, 1Q21 and 4Q20, total eligible capital was CHF 60,684 million, CHF 59,325 million and CHF 56,893 million, including CHF 252 million, CHF 258 million and CHF 273 million of such instruments and the total capital ratio was 21.5%, 19.6% and 20.6%, respectively.

Leverage exposure components – Bank
					% change
end of	2Q21	1Q21	4Q20		QoQ
Leverage exposure (CHF million)
Total assets	800,120	855,597	809,688		(6)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(13,749)	(13,963)	(14,079)		(2)
Derivative financial instruments	65,995	76,121	68,651		(13)
Securities financing transactions	(30,145)	(43,306)	(39,004)		(30)
Off-balance sheet exposures	97,762	98,013	88,948		0
Other	2,748	2,568	(121,342)	[2]	7
Total adjustments	122,611	119,433	(16,826)		3
Leverage exposure	922,731	975,030	792,862		(5)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

2 Includes cash held at central banks of CHF 124,218 million, after adjusting for the dividend paid in 2020.
BIS leverage metrics – Bank
					% change
end of	2Q21	1Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	44,162	42,550	40,701		4
Tier 1 capital	59,439	58,050	55,659		2
Leverage exposure	922,731	975,030	792,862	[1]	(5)
Leverage ratios (%)
CET1 leverage ratio	4.8	4.4	5.1		–
Tier 1 leverage ratio	6.4	6.0	7.0		–
1 Leverage exposure excluded CHF 124,218 million of cash held at central banks, after adjusting for the dividend paid in 2020.
Swiss capital metrics – Bank
				% change
end of	2Q21	1Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	44,158	42,545	40,691	4
Going concern capital	59,435	58,045	55,648	2
Gone concern capital	46,577	47,085	41,857	(1)
Total loss-absorbing capacity	106,012	105,130	97,505	1
Swiss risk-weighted assets	283,256	302,522	276,157	(6)
Swiss capital ratios (%)
Swiss CET1 ratio	15.6	14.1	14.7	–
Going concern capital ratio	21.0	19.2	20.2	–
Gone concern capital ratio	16.4	15.6	15.2	–
TLAC ratio	37.4	34.8	35.3	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
				% change
end of	2Q21	1Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	44,162	42,550	40,701	4
Swiss regulatory adjustments [1]	(4)	(5)	(10)	(20)
Swiss CET1 capital	44,158	42,545	40,691	4
Additional tier 1 high-trigger capital instruments	11,606	11,765	11,408	(1)
Grandfathered additional tier 1 low-trigger capital instruments	3,671	3,735	3,549	(2)
Swiss additional tier 1 capital	15,277	15,500	14,957	(1)
Going concern capital	59,435	58,045	55,648	2
Bail-in debt instruments	44,093	44,542	39,455	(1)
Tier 2 low-trigger capital instruments	994	1,018	961	(2)
Tier 2 amortization component	1,490	1,525	1,441	(2)
Gone concern capital [2]	46,577	47,085	41,857	(1)
Total loss-absorbing capacity	106,012	105,130	97,505	1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	282,579	302,022	275,676	(6)
Swiss regulatory adjustments [3]	677	500	481	35
Swiss risk-weighted assets	283,256	302,522	276,157	(6)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 2Q21, 1Q21 and 4Q20, gone concern capital was CHF 46,840 million, CHF 47,354 million and CHF 42,203 million, including CHF 263 million, CHF 269 million and CHF 346 million of such instruments.

3 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
					% change
end of	2Q21	1Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	44,158	42,545	40,691		4
Going concern capital	59,435	58,045	55,648		2
Gone concern capital	46,577	47,085	41,857		(1)
Total loss-absorbing capacity	106,012	105,130	97,505		1
Leverage exposure	922,731	975,030	792,862		(5)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.8	4.4	5.1		–
Going concern leverage ratio	6.4	6.0	7.0		–
Gone concern leverage ratio	5.0	4.8	5.3	[1]	–
TLAC leverage ratio	11.5	10.8	12.3		–
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 917,080 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 124,218 million.

Shareholders’ equity
Our total shareholders’ equity was CHF 43.6 billion as of the end of 2Q21 compared to CHF 44.6 billion as of the end of 1Q21. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments, dividends paid and transactions relating to the settlement of share based compensation awards, partially offset by an increase in the share-based compensation obligation and net income attributable to shareholders.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	2Q21	1Q21	4Q20	% change QoQ
Shareholders' equity (CHF million)
Common shares	106	98	98	8
Additional paid-in capital	34,633	33,523	33,323	3
Retained earnings	32,715	32,582	32,834	0
Treasury shares, at cost	(2,177)	(946)	(428)	130
Accumulated other comprehensive income/(loss)	(21,697)	(20,667)	(23,150)	5
Total shareholders' equity	43,580	44,590	42,677	(2)
Goodwill	(4,588)	(4,644)	(4,426)	(1)
Other intangible assets	(245)	(239)	(237)	3
Tangible shareholders' equity [1]	38,747	39,707	38,014	(2)
Shares outstanding (million)
Common shares issued	2,650.7	2,447.7	2,447.7	8
Treasury shares	(239.4)	(83.7)	(41.6)	186
Shares outstanding	2,411.3	2,364.0	2,406.1	2
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	18.07	18.86	17.74	(4)
Goodwill per share	(1.90)	(1.96)	(1.84)	(3)
Other intangible assets per share	(0.10)	(0.10)	(0.10)	0
Tangible book value per share [1]	16.07	16.80	15.80	(4)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
As of the end of 2Q21, the Group had a gross loan portfolio of CHF 301.4 billion, gross impaired loans of CHF 3.2 billion and, in 2Q21, an average risk management VaR of USD 67 million.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
Archegos and supply chain finance funds matters
As previously reported, the Group recorded a provision for credit losses of CHF 4,430 million in 1Q21 in respect of the failure by Archegos to meet its margin commitments. Certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. Following the failure of the fund, the Group initiated the process of exiting the fund positions and that process is now complete. The Group has incurred additional losses with regard to this matter in 2Q21 of CHF 594 million. Additionally, it is reasonably possible that we will incur a loss in respect of the separate supply chain finance funds matter, though it is not yet possible to estimate the size of such a reasonably possible loss. In 2Q21, we have significantly reduced RWA and leverage exposure in the Investment Bank by USD 20.4 billion and USD 41.5 billion, respectively, including a substantial resizing of our prime services business.
A Group-wide risk appetite review was concluded with various deep dives and risk reviews across credit, market and liquidity risks, followed by further potential refinements throughout the second half of 2021 in alignment with the broad strategic review.
With respect to the Archegos matter, we continued to strengthen control governance across first and second line risk management with new limits and a restriction implemented for the onboarding of new clients with static margin arrangements. Additionally, we completed a reduction of arrangements with static margining for a majority of counterparties as well as a majority of Credit Suisse exposures to such counterparties. Furthermore, following the supply chain finance funds matter, we have enhanced our due diligence by strengthening governance as well as reinforcing the product approval process across Asset Management.
As previously reported, the Board had initiated an externally-led investigation of the Archegos matter, which was supervised by a special committee of the Board. On July 29, 2021, Credit Suisse published on its website the report based on this independent external investigation, as well as a summary of management’s responses to this report to date. We continue to analyze these matters, including with the assistance of external counsel and other experts.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for information on the Archegos and supply chain finance funds matters.
Inflation concerns
Annual inflation rates have risen strongly in recent months in Europe and in the US. Investors are concerned that this rise may cause major central banks to shift their policies, which may have potentially adverse impacts on major global equity and credit markets as well as on certain emerging markets. Based on an internal review of our exposures in 2Q21, we adjusted certain country risk and transaction limits. In addition, a stress test has been developed and frequently applied to assess market risk vulnerabilities.
SPACs underperformance
Special purpose acquisition companies (SPACs) are publicly listed shell companies created to merge with a private operating company. SPAC issuance rose strongly in 2020, peaked in February 2021 and slowed sharply in 2Q21. Many companies that completed a public listing through a SPAC merger in 2020 have underperformed the major equity markets and investor interest in SPACs has decreased. At the same time regulatory scrutiny has increased, particularly with regard to financial forecasts, due diligence and the accounting treatment of warrants issued when a SPAC is established. Credit Suisse is a major participant in the SPAC underwriting market through our equity capital markets business, and we have enhanced business oversight and deal selection criteria to reflect ongoing changes in regulatory, legal and reputational risks.
China
China-related market developments have continued to require intensified risk management of Credit Suisse exposures. China’s policymakers in 2Q21 continued to allow more defaults in China’s onshore corporate debt market while concerns grew over the rapid rise in local government and state-owned-enterprise debt levels. We are closely monitoring the risk management implications on our lombard loan portfolio and on trading book and lending book exposures to local government- and state-owned enterprises, as well as the rising default trend in the onshore corporate debt market. In addition, in early July China confirmed new rules that will tighten restrictions on the listing of Chinese companies in foreign countries.
Turkey
High interest rates and inflation far above the Turkish central bank target created the potential for a substantial weakening in gross domestic product (GDP) growth, a further large decrease in the value of the Turkish lira, a significant widening in sovereign and corporate debt spreads and an increase in political and social risks. Domestic economic policymaking remained especially challenging to predict. Dependency on foreign capital inflows remained high in the context of Turkey’s need to roll over significant amounts of debt in 2021 and 2022 while its foreign reserves are still close to historically low levels. We are continuing to monitor exposures and local funding conditions as well as potential reputational risks.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment. Equity and credit markets generally performed well in 2Q21 on the increased prospect that 2021 would bring a strong economic recovery due to significant fiscal supports, accommodative monetary policies, accelerating vaccination programs and the easing of economic and social activity lockdowns. However, a recent and growing resurgence in COVID-19 infection rates globally, in particular among unvaccinated persons, is attributed to the so-called Delta variant strain of the coronavirus, which appears to be more infectious than the original strain, and may negatively affect the expected recovery. India suffered a severe second COVID-19 infection wave in March and April 2021 that put its public healthcare system under acute pressure. The infection wave subsided in May and June but began to rise again in July. Economic and social activity lockdown measures tightened during the initial infection wave. The lockdowns eased in May and June but in July have tightened again in some states. Credit Suisse has a significant presence in India primarily in the cities of Mumbai, Pune and Bangalore. At the start of the second COVID-19 infection wave, India office locations rolled back to minimal staff occupancy levels. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
The tables of the following sections provide divisional information on loans, collateralized loans, impaired loans, allowance for credit losses on loans and loan metrics. The Investment Bank includes the loans originated by Global Trading Solutions.
Loans
Compared to the end of 1Q21, gross loans decreased CHF 4.5 billion to CHF 301.4 billion as of the end of 2Q21, mainly driven by decreases in commercial and industrial loans, loans collateralized by securities and loans to the real estate sector, partially offset by increases in consumer finance loans and consumer mortgages and the US dollar translation impact. Commercial and industrial loans decreased CHF 2.6 billion, primarily due to decreases in Asia Pacific, Swiss Universal Bank and the Investment Bank. The net decrease of CHF 1.7 billion in loans collateralized by securities was mainly driven by a decrease in Asia Pacific. The net decrease of CHF 0.9 billion in loans to the real estate sector was primarily driven by a decrease in International Wealth Management. Consumer finance loans increased CHF 0.7 billion, primarily due to an increase in Swiss Universal Bank, partially offset by a decrease in International Wealth Management. The net increase of CHF 0.5 billion in consumer mortgages was driven by an increase in International Wealth Management.
On a divisional level, gross loans decreased CHF 2.7 billion in Asia Pacific, CHF 0.8 billion in the Investment Bank, CHF 0.6 billion in Swiss Universal Bank and CHF 0.4 billion in International Wealth Management.

Loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Mortgages	105,954	4,627	1,623	0	0	19	112,223
Loans collateralized by securities	7,694	20,791	24,487	0	1,569	32	54,573
Consumer finance	5,864	478	42	16	103	64	6,567
Consumer	119,512	25,896	26,152	16	1,672	115	173,363
Real estate	24,675	1,353	2,846	0	581	9	29,464
Commercial and industrial loans	31,579	26,520	8,690	0	6,316	818	73,923
Financial institutions	3,801	1,469	3,081	9	12,383	273	21,016
Governments and public institutions	768	450	451	0	1,757	158	3,584
Corporate & institutional	60,823	29,792	15,068	9	21,037	1,258	127,987
Gross loans	180,335	55,688	41,220	25	22,709	1,373	301,350
of which held at fair value	33	0	2,501	0	7,995	572	11,101
Net (unearned income) / deferred expenses	104	(106)	(31)	0	(62)	1	(94)
Allowance for credit losses [1]	(659)	(318)	(243)	0	(163)	(29)	(1,412)
Net loans	179,780	55,264	40,946	25	22,484	1,345	299,844
1Q21 (CHF million)
Mortgages	106,176	3,829	1,653	0	0	20	111,678
Loans collateralized by securities	7,983	20,546	26,135	0	1,585	32	56,281
Consumer finance	4,931	776	14	15	88	65	5,889
Consumer	119,090	25,151	27,802	15	1,673	117	173,848
Real estate	24,837	1,990	2,848	0	636	9	30,320
Commercial and industrial loans	32,424	26,516	9,623	0	7,125	840	76,528
Financial institutions	3,749	1,960	3,214	14	12,129	287	21,353
Governments and public institutions	788	431	455	0	1,935	161	3,770
Corporate & institutional	61,798	30,897	16,140	14	21,825	1,297	131,971
Gross loans	180,888	56,048	43,942	29	23,498	1,414	305,819
of which held at fair value	33	62	2,562	0	8,579	591	11,827
Net (unearned income) / deferred expenses	109	(108)	(38)	0	(68)	1	(104)
Allowance for credit losses [1]	(690)	(364)	(233)	0	(211)	(29)	(1,527)
Net loans	180,307	55,576	43,671	29	23,219	1,386	304,188
4Q20 (CHF million)
Mortgages	106,071	3,653	1,520	0	0	26	111,270
Loans collateralized by securities	6,960	19,900	23,324	0	1,574	31	51,789
Consumer finance	4,336	400	4	14	62	72	4,888
Consumer	117,367	23,953	24,848	14	1,636	129	167,947
Real estate	24,122	1,983	2,374	0	557	9	29,045
Commercial and industrial loans	31,458	24,848	8,629	0	8,292	870	74,097
Financial institutions	3,176	1,768	2,528	8	11,320	272	19,072
Governments and public institutions	768	64	472	0	1,923	151	3,378
Corporate & institutional	59,524	28,663	14,003	8	22,092	1,302	125,592
Gross loans	176,891	52,616	38,851	22	23,728	1,431	293,539
of which held at fair value	25	62	2,446	0	8,316	559	11,408
Net (unearned income) / deferred expenses	104	(104)	(27)	0	(69)	1	(95)
Allowance for credit losses [1]	(663)	(345)	(199)	0	(300)	(29)	(1,536)
Net loans	176,332	52,167	38,625	22	23,359	1,403	291,908
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which substantially all are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on collateralized loans and collateral valuation.
Collateralized loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Gross loans	180,335	55,688	41,220	25	22,709	1,373	301,350
Collateralized loans	163,458	52,795	34,931	0	9,165	109	260,458
of which consumer [1]	113,648	25,418	26,110	0	1,569	51	166,796
of which mortgages	105,954	4,627	1,623	0	0	19	112,223
of which loans collateralized by securities	7,694	20,791	24,487	0	1,569	32	54,573
of which corporate & institutional [2]	49,810	27,377	8,821	0	7,596	58	93,662
of which secured by mortgages	34,196	2,030	168	0	202	0	36,596
of which secured by financial and other collateral	15,614	25,347	8,653	0	7,394	58	57,066
1Q21 (CHF million)
Gross loans	180,888	56,048	43,942	29	23,498	1,414	305,819
Collateralized loans	163,746	52,719	36,840	0	9,950	112	263,367
of which consumer [1]	114,159	24,375	27,788	0	1,585	52	167,959
of which mortgages	106,176	3,829	1,653	0	0	20	111,678
of which loans collateralized by securities	7,983	20,546	26,135	0	1,585	32	56,281
of which corporate & institutional [2]	49,587	28,344	9,052	0	8,365	60	95,408
of which secured by mortgages	34,090	2,924	162	0	217	0	37,393
of which secured by financial and other collateral	15,497	25,420	8,890	0	8,148	60	58,015
4Q20 (CHF million)
Gross loans	176,891	52,616	38,851	22	23,728	1,431	293,539
Collateralized loans	161,405	50,024	33,183	0	9,653	115	254,380
of which consumer [1]	113,031	23,553	24,844	0	1,574	57	163,059
of which mortgages	106,071	3,653	1,520	0	0	26	111,270
of which loans collateralized by securities	6,960	19,900	23,324	0	1,574	31	51,789
of which corporate & institutional [2]	48,374	26,471	8,339	0	8,079	58	91,321
of which secured by mortgages	33,756	2,780	159	0	249	0	36,944
of which secured by financial and other collateral	14,618	23,691	8,180	0	7,830	58	54,377
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
Impaired loans
Compared to the end of 1Q21, gross impaired loans decreased CHF 17 million to CHF 3.2 billion as of the end of 2Q21, mainly reflecting decreases in potential problem loans, partially offset by higher non-performing loans.
In the Investment Bank, gross impaired loans decreased CHF 96 million, mainly driven by a write-off related to the sale of a real estate company, the upgrade of an oil and gas company which exited bankruptcy and the partial repayment from a printing company. In International Wealth Management, gross impaired loans decreased CHF 34 million, mainly driven by decreases in corporate loans, European mortgages and ship finance, partially offset by an increase in lombard lending. In Swiss Universal Bank, gross impaired loans increased CHF 96 million, mainly driven by newly impaired exposures in small and medium-sized enterprises, partially offset by upgrades and write-offs in small and medium-sized enterprises, a write-off in trade finance and exposure reductions in large Swiss corporates. In Asia Pacific, gross impaired loans increased CHF 18 million, mainly reflecting a newly impaired share-backed loan, partially offset by the partial repayment of two share-backed loans.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Non-performing loans	517	762		503	0	66	48	1,896
Non-interest-earning loans	270	79		1	0	0	33	383
Non-accrual loans	787	841		504	0	66	81	2,279
Restructured loans	133	62		222	0	54	0	471
Potential problem loans	223	74		0	0	109	0	406
Other impaired loans	356	136		222	0	163	0	877
Gross impaired loans [1]	1,143	977	[2]	726	0	229	81	3,156
of which loans with a specific allowance	997	658		726	0	228	79	2,688
of which loans without a specific allowance	146	319		0	0	1	2	468
1Q21 (CHF million)
Non-performing loans	414	738		484	0	125	48	1,809
Non-interest-earning loans	267	79		0	0	0	34	380
Non-accrual loans	681	817		484	0	125	82	2,189
Restructured loans	119	63		224	0	66	0	472
Potential problem loans	247	131		0	0	134	0	512
Other impaired loans	366	194		224	0	200	0	984
Gross impaired loans [1]	1,047	1,011	[2]	708	0	325	82	3,173
of which loans with a specific allowance	935	651		708	0	310	80	2,684
of which loans without a specific allowance	112	360		0	0	15	2	489
4Q20 (CHF million)
Non-performing loans	406	692		312	0	210	46	1,666
Non-interest-earning loans	258	81		0	0	0	36	375
Non-accrual loans	664	773		312	0	210	82	2,041
Restructured loans	39	60		150	0	56	8	313
Potential problem loans	324	101		219	0	199	0	843
Other impaired loans	363	161		369	0	255	8	1,156
Gross impaired loans [1]	1,027	934	[2]	681	0	465	90	3,197
of which loans with a specific allowance	908	576		681	0	465	80	2,710
of which loans without a specific allowance	119	358		0	0	0	10	487
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 72 million, CHF 71 million and CHF 76 million as of the end of 2Q21, 1Q21 and 4Q20, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans. As of the end of 2Q21, the Group had CHF 0.4 billion of loans held at amortized cost that were modified and not reported as troubled debt restructurings as a result of this relief and interpretative guidance.

Allowance for credit losses on loans
In 2Q21, the allowance for credit losses decreased CHF 115 million to CHF 1.4 billion, reflecting decreases in the Investment Bank, International Wealth Management and Swiss Universal Bank, partially offset by an increase in Asia Pacific. The net decrease in allowance for credit losses mainly reflected releases in CECL provisions. The release of CECL provisions was mainly driven by an improved global economic outlook reflected in amended scenario weights, an overall improvement of macroeconomic factors as well as a recalibration of qualitative overlays.
In the Investment Bank, the decrease in allowance for credit losses of CHF 48 million mainly reflected by the release of CECL provisions and a write-off related to the sale of a real estate company, partially offset by increased provisions relating to a loan to a technology company. In International Wealth Management, the decrease in allowance for credit losses of CHF 46 million was mainly driven by the release of CECL provisions and write-offs in corporate loans and ship finance, partially offset by new specific provisions in lombard lending, corporate loans and aviation finance. The decrease in allowance for credit losses of CHF 31 million in Swiss Universal Bank mainly reflected a release of CECL provisions and write-offs in small and medium-sized enterprises and trade finance, partially offset by provisions for newly impaired positions in small and medium-sized enterprises. In Asia Pacific, the increase in allowance for credit losses of CHF 10 million mainly reflected increased provisions on two share-backed loans and a loan to a mining company, partially offset by the release of CECL provisions.
Allowance for credit losses on loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (CHF million)
Balance at beginning of period [1]	690	364	233	0	211	29	1,527
of which individually evaluated	457	155	174	0	54	27	867
of which collectively evaluated	233	209	59	0	157	2	660
Current-period provision for expected credit losses	7	(13)	17	0	(24)	0	(13)
of which provisions for interest	3	5	8	0	(1)	0	15
Gross write-offs	(42)	(27)	0	0	(21)	0	(90)
Recoveries	2	0	0	0	0	0	2
Net write-offs	(40)	(27)	0	0	(21)	0	(88)
Foreign currency translation impact and other adjustments, net	2	(6)	(7)	0	(3)	0	(14)
Balance at end of period [1]	659	318	243	0	163	29	1,412
of which individually evaluated	448	154	197	0	42	28	869
of which collectively evaluated	211	164	46	0	121	1	543
6M21 (CHF million)
Balance at beginning of period [1]	663	345	199	0	300	29	1,536
of which individually evaluated for impairment	440	141	153	0	106	26	866
of which collectively evaluated for impairment	223	204	46	0	194	3	670
Current-period provision for expected credit losses	35	(9)	40	0	(100)	(2)	(36)
of which provisions for interest	4	9	8	0	(5)	0	16
Gross write-offs	(59)	(30)	0	0	(38)	(1)	(128)
Recoveries	4	0	0	0	0	0	4
Net write-offs	(55)	(30)	0	0	(38)	(1)	(124)
Foreign currency translation impact and other adjustments, net	16	12	4	0	1	3	36
Balance at end of period [1]	659	318	243	0	163	29	1,412
of which individually evaluated	448	154	197	0	42	28	869
of which collectively evaluated	211	164	46	0	121	1	543
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2Q21 (%)
Non-accrual loans / Gross loans	0.4	1.5	1.3	0.0	0.4	10.1	0.8
Gross impaired loans / Gross loans	0.6	1.8	1.9	0.0	1.6	10.1	1.1
Allowance for credit losses / Gross loans	0.4	0.6	0.6	0.0	1.1	3.6	0.5
Specific allowance for credit losses / Gross impaired loans	39.2	15.8	27.1	–	18.3	34.6	27.5
1Q21 (%)
Non-accrual loans / Gross loans	0.4	1.5	1.2	0.0	0.8	10.0	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.7	0.0	2.2	10.0	1.1
Allowance for credit losses / Gross loans	0.4	0.7	0.6	0.0	1.4	3.5	0.5
Specific allowance for credit losses / Gross impaired loans	43.6	15.3	24.6	–	16.6	32.9	27.3
4Q20 (%)
Non-accrual loans / Gross loans	0.4	1.5	0.9	0.0	1.4	9.4	0.7
Gross impaired loans / Gross loans	0.6	1.8	1.9	0.0	3.0	10.3	1.1
Allowance for credit losses / Gross loans	0.4	0.7	0.5	0.0	1.9	3.3	0.5
Specific allowance for credit losses / Gross impaired loans	42.8	15.1	22.5	–	22.8	28.9	27.1
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
In 2Q21 and 6M21, the Investment Bank has incurred a provision for credit losses of CHF 70 million and CHF 4,500 million, respectively, related to the failure by Archegos to meet its margin commitments after certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. On the Group’s consolidated balance sheet as of the end of 2Q21, the related allowance for credit losses is reported in brokerage receivables.
> Refer to “Other information” in I – Credit Suisse results – Credit Suisse and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for information on the Archegos matter.
> Refer to “Note 3 – Business developments and subsequent events”, “Note 9 – Provision for credit losses”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 21 – Other assets and other liabilities” in III – Condensed consolidated financial statements – unaudited for further information.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2020 for further information on selected European credit risk exposures.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading activities.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on market risk including our VaR methodology.
Traded market risk
Market risks arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q21, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2Q21
Average	19	64	33	3	33	(91)		61
Minimum	13	57	28	3	27	–	[2]	53
Maximum	26	77	38	4	38	–	[2]	66
End of period	17	57	31	3	30	(84)		54
1Q21
Average	14	71	33	2	31	(91)		60
Minimum	12	65	26	2	24	–	[2]	53
Maximum	15	76	37	4	36	–	[2]	70
End of period	13	76	36	3	35	(97)		66
4Q20
Average	15	73	33	2	29	(92)		60
Minimum	13	69	29	2	21	–	[2]	51
Maximum	18	80	38	3	32	–	[2]	66
End of period	13	70	36	2	32	(93)		60
USD million
2Q21
Average	21	70	37	3	36	(100)		67
Minimum	14	61	31	3	29	–	[2]	57
Maximum	29	81	41	4	41	–	[2]	73
End of period	18	61	33	3	32	(89)		58
1Q21
Average	15	78	37	3	35	(101)		67
Minimum	13	73	29	2	27	–	[2]	60
Maximum	17	83	41	5	39	–	[2]	74
End of period	14	81	38	3	37	(103)		70
4Q20
Average	17	81	37	2	32	(102)		67
Minimum	14	76	32	2	23	–	[2]	56
Maximum	19	87	43	3	36	–	[2]	72
End of period	14	79	41	2	36	(104)		68
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
2Q21	0	1	13	4	56	3	(16)		61
1Q21 [2]	0	1	13	3	57	3	(17)		60
4Q20 [2]	0	1	18	4	56	4	(23)		60
USD million
2Q21	0	1	14	5	62	3	(18)		67
1Q21 [2]	0	1	14	3	63	4	(18)		67
4Q20 [2]	0	2	20	5	62	4	(26)		67
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 58 million as of the end of 2Q21 decreased 17% compared to the end of 1Q21, primarily due to reduced securitized products risk in the Investment Bank. Average risk management VaR in 2Q21 was stable at USD 67 million.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q21 with those for 1Q21 and 4Q20. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2Q21, we had no loss days, compared to no loss days in 1Q21 and two loss days in 4Q20.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 2Q21, we had no backtesting exception in our regulatory VaR model, remaining in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2020 for further information on VaR backtesting.

> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q20 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of the end of 2Q21, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 5.1 million, compared to negative CHF 5.7 million as of the end of 1Q21. The change was mainly driven by our regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 2Q21, total assets of CHF 796.8 billion decreased 6% and total liabilities of CHF 752.9 billion decreased 7% compared to the end of 1Q21, reflecting lower operating activities and the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 796.8 billion as of the end of 2Q21, a decrease of CHF 54.6 billion, or 6%, from the end of 1Q21, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 47.2 billion.
Compared to the end of 1Q21, trading assets decreased CHF 26.6 billion, or 17%, primarily reflecting decreases in equity and debt securities and derivative instruments. Brokerage receivables decreased CHF 14.6 billion, or 31%, primarily reflecting decreases in margin lending and open trades and the foreign exchange translation impact. Net loans decreased CHF 4.3 billion, or 1%, mainly driven by decreases in commercial and industrial loans, loans collateralized by securities, and loans to the real estate sector, partially offset by increases in consumer finance loans and consumer mortgages. Cash and due from banks increased CHF 13.1 billion, or 10%, mainly driven by higher cash positions at the ECB and the SNB, partially offset by lower cash positions at the Fed. Central bank funds sold, securities purchased under resale agreements and securities borrowing increased CHF 3.5 billion or 4%, mainly reflecting an increase in reverse repurchase transactions from banks and customers, partially offset by the foreign exchange translation impact. All other assets decreased CHF 25.6 billion, or 22%, mainly reflecting a decrease of CHF 17.8 billion, or 32%, in securities received as collateral and a decrease of CHF 6.7 billion, or 14%, in other assets, mainly related to lower assets held-for-sale.
Balance sheet summary
				% change
end of	2Q21	1Q21	4Q20	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	146,358	133,285	139,112	10	5
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	94,645	91,121	79,133	4	20
Trading assets	130,505	157,139	157,338	(17)	(17)
Net loans	299,844	304,188	291,908	(1)	3
Brokerage receivables	33,072	47,682	35,941	(31)	(8)
All other assets	92,375	117,980	102,390	(22)	(10)
Total assets	796,799	851,395	805,822	(6)	(1)
Liabilities and equity (CHF million)
Due to banks	20,948	19,422	16,423	8	28
Customer deposits	397,298	406,069	390,921	(2)	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,924	22,853	23,851	(8)	(12)
Trading liabilities	32,972	47,740	45,871	(31)	(28)
Long-term debt	170,227	170,453	161,087	0	6
Brokerage payables	20,432	26,890	21,653	(24)	(6)
All other liabilities	90,123	113,084	103,075	(20)	(13)
Total liabilities	752,924	806,511	762,881	(7)	(1)
Total shareholders' equity	43,580	44,590	42,677	(2)	2
Noncontrolling interests	295	294	264	0	12
Total equity	43,875	44,884	42,941	(2)	2

Total liabilities and equity	796,799	851,395	805,822	(6)	(1)

Total liabilities were CHF 752.9 billion as of the end of 2Q21, a decrease of CHF 53.6 billion, or 7%, from the end of 1Q21, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 46.2 billion.
Compared to the end of 1Q21, trading liabilities decreased CHF 14.8 billion, or 31%, primarily due to a decrease in short positions and derivative instruments. Customer deposits decreased CHF 8.8 billion, or 2%, mainly due to lower savings deposits, demand and time deposits and certificates of deposits and the foreign exchange translation impact. Brokerage payables decreased CHF 6.5 billion, or 24%, mainly due to a decrease in margin lending. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 1.9 billion, or 8%, primarily due to decreases in federal funds purchased and cash collateral, partially offset by an increase in repurchase transactions. Long-term debt was stable. Due to banks increased CHF 1.5 billion, or 8%, primarily driven by an increase in time deposits, partially offset by a decrease in demand deposits. All other liabilities decreased CHF 23.0 billion, or 20%, reflecting a decrease of CHF 17.8 billion, or 32%, in obligation to return securities received as collateral, a decrease of CHF 2.6 billion, or 8%, in other liabilities and a decrease of CHF 2.5 billion, or 10% in short-term borrowings.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2020 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of June 30, 2021, and the related consolidated statements of operations, comprehensive income and changes in equity for the three-month and six-month periods ended June 30, 2021 and 2020 and the consolidated statement of cash flows for the six-month periods ended June 30, 2021 and 2020, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2020, and the related consolidated statements of operations, comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated March 18, 2021, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2019 and 2018 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland July 29, 2021

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q21	1Q21	2Q20	6M21	6M20
Consolidated statements of operations (CHF million)
Interest and dividend income	2,879	3,055	3,589	5,934	7,884
Interest expense	(1,463)	(1,401)	(2,019)	(2,864)	(4,780)
Net interest income	1,416	1,654	1,570	3,070	3,104
Commissions and fees	3,158	3,737	2,880	6,895	5,807
Trading revenues	153	1,811	1,254	1,964	2,181
Other revenues	376	372	490	748	878
Net revenues	5,103	7,574	6,194	12,677	11,970
Provision for credit losses	(25)	4,394	296	4,369	864
Compensation and benefits	2,356	2,207	2,594	4,563	4,910
General and administrative expenses	1,589	1,376	1,440	2,965	2,786
Commission expenses	325	329	313	654	658
Restructuring expenses	45	25	–	70	–
Total other operating expenses	1,959	1,730	1,753	3,689	3,444
Total operating expenses	4,315	3,937	4,347	8,252	8,354
Income/(loss) before taxes	813	(757)	1,551	56	2,752
Income tax expense/(benefit)	566	(526)	391	40	281
Net income/(loss)	247	(231)	1,160	16	2,471
Net income/(loss) attributable to noncontrolling interests	(6)	21	(2)	15	(5)
Net income/(loss) attributable to shareholders	253	(252)	1,162	1	2,476
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.10	(0.10)	0.47	0.00	1.00
Diluted earnings/(loss) per share	0.10	(0.10)	0.46	0.00	0.98
Consolidated statements of comprehensive income (unaudited)
in	2Q21	1Q21	2Q20	6M21	6M20
Comprehensive income/(loss) (CHF million)
Net income/(loss)	247	(231)	1,160	16	2,471
Gains/(losses) on cash flow hedges	(41)	(103)	18	(144)	243
Foreign currency translation	(472)	2,005	(433)	1,533	(1,029)
Unrealized gains/(losses) on securities	0	0	(18)	0	(20)
Actuarial gains/(losses)	(11)	65	73	54	146
Net prior service credit/(cost)	(24)	(24)	(34)	(48)	(68)
Gains/(losses) on liabilities related to credit risk	(483)	551	(2,658)	68	1,692
Other comprehensive income/(loss), net of tax	(1,031)	2,494	(3,052)	1,463	964
Comprehensive income/(loss)	(784)	2,263	(1,892)	1,479	3,435
Comprehensive income/(loss) attributable to noncontrolling interests	(7)	32	(2)	25	(6)
Comprehensive income/(loss) attributable to shareholders	(777)	2,231	(1,890)	1,454	3,441
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q21	1Q21	4Q20
Assets (CHF million)
Cash and due from banks	146,358	133,285	139,112
of which reported at fair value	141	91	525
of which reported from consolidated VIEs	247	90	90
Interest-bearing deposits with banks	1,313	1,447	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	94,645	91,121	79,133
of which reported at fair value	69,465	67,268	57,994
Securities received as collateral, at fair value	38,686	56,494	50,773
of which encumbered	17,349	28,878	27,614
Trading assets, at fair value	130,505	157,139	157,338
of which encumbered	37,709	50,100	54,990
of which reported from consolidated VIEs	1,916	2,146	2,164
Investment securities	794	614	607
of which reported at fair value	794	614	607
Other investments	4,578	5,640	5,412
of which reported at fair value	2,747	3,937	3,794
of which reported from consolidated VIEs	1,231	1,273	1,251
Net loans	299,844	304,188	291,908
of which reported at fair value	11,101	11,827	11,408
of which encumbered	79	0	179
of which reported from consolidated VIEs	686	772	900
allowance for credit losses	(1,412)	(1,527)	(1,536)
Goodwill	4,588	4,644	4,426
Other intangible assets	245	239	237
of which reported at fair value	189	181	180
Brokerage receivables	33,072	47,682	35,941
allowance for credit losses	(4,429)	(36)	(1)
Other assets	42,171	48,902	39,637
of which reported at fair value	10,342	15,033	8,373
of which encumbered	17	0	167
of which reported from consolidated VIEs	1,488	1,581	1,876
of which loans held-for-sale (amortized cost base)	467	494	650
allowance for credit losses – other assets held at amortized cost	(41)	(4,447)	(43)
Total assets	796,799	851,395	805,822
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q21	1Q21	4Q20
Liabilities and equity (CHF million)
Due to banks	20,948	19,422	16,423
of which reported at fair value	330	800	413
Customer deposits	397,298	406,069	390,921
of which reported at fair value	3,921	4,221	4,343
of which reported from consolidated VIEs	1	0	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,924	22,853	23,851
of which reported at fair value	10,983	9,591	13,594
Obligation to return securities received as collateral, at fair value	38,686	56,494	50,773
Trading liabilities, at fair value	32,972	47,740	45,871
of which reported from consolidated VIEs	9	11	10
Short-term borrowings	22,366	24,887	20,868
of which reported at fair value	8,554	11,020	10,740
of which reported from consolidated VIEs	6,484	4,377	4,178
Long-term debt	170,227	170,453	161,087
of which reported at fair value	69,436	72,312	70,976
of which reported from consolidated VIEs	1,319	1,568	1,746
Brokerage payables	20,432	26,890	21,653
Other liabilities	29,071	31,703	31,434
of which reported at fair value	7,911	7,913	7,780
of which reported from consolidated VIEs	237	240	208
Total liabilities	752,924	806,511	762,881
Common shares	106	98	98
Additional paid-in capital	34,633	33,523	33,323
Retained earnings	32,715	32,582	32,834
Treasury shares, at cost	(2,177)	(946)	(428)
Accumulated other comprehensive income/(loss)	(21,697)	(20,667)	(23,150)
Total shareholders' equity	43,580	44,590	42,677
Noncontrolling interests	295	294	264
Total equity	43,875	44,884	42,941

Total liabilities and equity	796,799	851,395	805,822

end of	2Q21	1Q21	4Q20
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,100,747,720	3,100,747,720	3,100,747,720
Common shares issued	2,650,747,720	2,447,747,720	2,447,747,720
Treasury shares	(239,479,336)	(83,737,482)	(41,602,841)
Shares outstanding	2,411,268,384	2,364,010,238	2,406,144,879
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost		AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q21 (CHF million)
Balance at beginning of period	98	33,523		32,582	(946)		(20,667)	44,590	294	44,884
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–		–	–	(16)	(16)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–		–	–	5	5
Net income/(loss)	–	–		253	–		–	253	(6)	247
Total other comprehensive income/(loss), net of tax	–	–		–	–		(1,030)	(1,030)	(1)	(1,031)
Issuance of common shares	8	1,748		–	(1,756)	[3]	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	1		–	1	–	1
Sale of treasury shares	–	(10)		–	4,907		–	4,897	–	4,897
Repurchase of treasury shares	–	–		–	(4,944)		–	(4,944)	–	(4,944)
Share-based compensation, net of tax	–	(463)		–	561		–	98	–	98
Dividends paid	–	(136)	[4]	(120)	–		–	(256)	(1)	(257)
Change in scope of consolidation, net	–	–		–	–		–	–	20	20
Other	–	(29)		–	–		–	(29)	–	(29)
Balance at end of period	106	34,633		32,715	(2,177)		(21,697)	43,580	295	43,875
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Reflects the issuance of mandatory convertible notes in May 2021.
4 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q21 (CHF million)
Balance at beginning of period	98	33,323	32,834	(428)	(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(7)	(7)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	(252)	–	–	(252)	21	(231)
Total other comprehensive income/(loss), net of tax	–	–	–	–	2,483	2,483	11	2,494
Sale of treasury shares	–	(4)	–	6,770	–	6,766	–	6,766
Repurchase of treasury shares	–	–	–	(7,335)	–	(7,335)	–	(7,335)
Share-based compensation, net of tax	–	204	–	47	–	251	–	251
Balance at end of period	98	33,523	32,582	(946)	(20,667)	44,590	294	44,884
2Q20 (CHF million)
Balance at beginning of period	102	34,891	31,816	(1,882)	(16,252)	48,675	98	48,773
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	3	3
Net income/(loss)	–	–	1,162	–	–	1,162	(2)	1,160
Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,052)	(3,052)	–	(3,052)
Sale of treasury shares	–	3	–	1,509	–	1,512	–	1,512
Repurchase of treasury shares	–	–	–	(1,533)	–	(1,533)	–	(1,533)
Share-based compensation, net of tax	–	(386)	–	515	–	129	–	129
Dividends paid	–	(188)	(170)	–	–	(358)	–	(358)
Change in scope of consolidation, net	–	–	–	–	–	–	215	215
Other	–	–	–	–	–	–	6	6
Balance at end of period	102	34,320	32,808	(1,391)	(19,304)	46,535	316	46,851
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost		AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M21 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)		(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–		–	–	(23)	(23)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–		–	–	10	10
Net income/(loss)	–	–		1	–		–	1	15	16
Total other comprehensive income/(loss), net of tax	–	–		–	–		1,453	1,453	10	1,463
Issuance of common shares	8	1,748		–	(1,756)	[3]	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	1		–	1	–	1
Sale of treasury shares	–	(14)		–	11,677		–	11,663	–	11,663
Repurchase of treasury shares	–	–		–	(12,279)		–	(12,279)	–	(12,279)
Share-based compensation, net of tax	–	(259)		–	608		–	349	–	349
Dividends paid	–	(136)	[4]	(120)	–		–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–		–	–	20	20
Other	–	(29)		–	–		–	(29)	–	(29)
Balance at end of period	106	34,633		32,715	(2,177)		(21,697)	43,580	295	43,875
6M20 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)		(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(8)	(8)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	5	5
Net income/(loss)	–	–		2,476	–		–	2,476	(5)	2,471
Cumulative effect of accounting changes, net of tax	–	–		(132)	–		–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–		965	965	(1)	964
Sale of treasury shares	–	(33)		–	4,036		–	4,003	–	4,003
Repurchase of treasury shares	–	–		–	(4,499)		–	(4,499)	–	(4,499)
Share-based compensation, net of tax	–	(135)		–	556		–	421	–	421
Dividends paid	–	(188)		(170)	–		–	(358)	–	(358)
Changes in scope of consolidation, net	–	–		–	–		–	–	249	249
Other	–	15		–	–		–	15	6	21
Balance at end of period	102	34,320		32,808	(1,391)		(19,304)	46,535	316	46,851
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Reflects the issuance of mandatory convertible notes in May 2021.
4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M21	6M20
Operating activities (CHF million)
Net income	16	2,471
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	706	660
Provision for credit losses	4,369	864
Deferred tax provision/(benefit)	(302)	134
Valuation adjustments relating to long-term debt	1,909	266
Share of net income/(loss) from equity method investments	(73)	(42)
Trading assets and liabilities, net	20,519	458
(Increase)/decrease in other assets	(839)	(12,759)
Increase/(decrease) in other liabilities	(5,389)	5,355
Other, net	(241)	38
Total adjustments	20,659	(5,026)
Net cash provided by/(used in) operating activities	20,675	(2,555)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	9	(411)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(11,851)	(899)
Purchase of investment securities	(213)	(259)
Proceeds from sale of investment securities	0	626
Maturities of investment securities	25	51
Investments in subsidiaries and other investments	(288)	(71)
Proceeds from sale of other investments	940	413
(Increase)/decrease in loans	(6,785)	(2,623)
Proceeds from sales of loans	2,216	2,319
Capital expenditures for premises and equipment and other intangible assets	(622)	(553)
Proceeds from sale of premises and equipment and other intangible assets	2	23
Other, net	49	88
Net cash provided by/(used in) investing activities	(16,518)	(1,296)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M21	6M20
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	3,512	9,657
Increase/(decrease) in short-term borrowings	170	(152)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,931)	3,718
Issuances of long-term debt	29,405	41,339
Repayments of long-term debt	(27,321)	(19,814)
Sale of treasury shares	11,664	4,003
Repurchase of treasury shares	(12,279)	(4,499)
Dividends paid	(257)	(358)
Other, net	269	991
Net cash provided by/(used in) financing activities	1,232	34,885
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,857	(843)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	7,246	30,191

Cash and due from banks at beginning of period [1]	139,112	101,879
Cash and due from banks at end of period [1]	146,358	132,070
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M21	6M20
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	429	464
Cash paid for interest	3,223	5,066
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Credit Suisse Annual Report 2020.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q21 consolidated statements of operations and comprehensive income, the 1Q21 consolidated balance sheet and the 1Q21 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for a description of accounting standards adopted in 2020.
ASC Topic 740 – Income Taxes
In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, “Simplifying the Accounting for Income Taxes” (ASU 2019-12), an update to Accounting Standards Codification (ASC) Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminated certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 included clarification and simplification of other aspects of the accounting for income taxes. The amendments were effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period. The adoption of ASU 2019-12 on January 1, 2021 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 848 – Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments were elective and applied to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or other reference rates expected to be discontinued because of reference rate reform.
In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform, Scope” (ASU 2021-01), which expands the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform. The guidance also applied to derivatives that do not reference LIBOR or other reference rates that are expected to be discontinued.
The amendments may be applied as of March 12, 2020 through December 31, 2022. The Group elected to apply ASU 2020-04 and retrospectively apply ASU 2021-01 during 2020. These elections did not have a material impact on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
Business developments
Allfunds Group initial public offering
As previously disclosed, during 2019 and 2020 Credit Suisse held an equity investment in Allfunds Group following the transfer of the Group’s open architecture investment fund platform Credit Suisse InvestLab AG to Allfunds Group. On April 23, 2021, Allfunds Group announced a successful IPO on the Euronext Amsterdam exchange with an initial market capitalization of EUR 7.24 billion on the day of the listing. Following the IPO, the Group holds an equity interest in Allfunds Group of 9.4%, which has been reclassified to trading assets from other investments. Net revenues included a gain of CHF 317 million reflecting the share price development after the IPO as well as the reduction of our equity interest from 14.0% to 9.4%. Operating expenses included CHF 19 million of costs directly related to the IPO of Allfunds Group.
Archegos Capital Management
As previously reported, the Group recorded a provision for credit losses of CHF 4,430 million in 1Q21 in respect of the failure by Archegos to meet its margin commitments. Certain Group subsidiaries were notified by the fund that it would be unable to return margin advances previously extended and recognized as collateral receivable by the Group. Following the failure of the fund, the Group initiated the process of exiting the fund positions and that process is now complete. Losses related to the exiting of fund positions that were in excess of the margin advances previously extended and recognized as collateral receivable were included in trading revenues. The Group has incurred additional losses with regard to this matter in 2Q21 of CHF 594 million, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 70 million and operating expenses of CHF 31 million mainly reflecting severance-related costs and professional services fees.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds, to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFFs.
The assets held by the SCFFs largely consist of notes backed by existing and future receivables. These notes were originated and structured by Greensill Capital (UK) Limited or one of its affiliates (Greensill Capital). Greensill Capital filed for insolvency in the UK on March 8, 2021, and the portfolio manager is working closely with the administrators of Greensill Capital, Grant Thornton, and with other parties to facilitate the liquidation of the SCFFs.
The last published net asset value of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. To date, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 6.6 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 5.5 billion have been made to their investors in three cash distributions, and a fourth cash distribution of approximately USD 0.4 billion, which would bring the total amount returned to investors to approximately USD 5.9 billion. The portfolio manager continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFFs under such notes. The amount of loss of the investors therefore is currently unknown.
Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a net asset value of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone. For these three focus areas, more time is required to assess the situation accurately. CSAM continues to invest substantial efforts to maximize and expedite recovery in these positions, including pursuing consensual restructuring in addition to preparing insurance claims and seeking legal enforcement of the funds’ claims where appropriate. Given the complexity of the situation and negotiations, any predictions on recovery rates for these focus areas would be premature.
The Group continues to analyze this matter, including with the assistance of external counsel and other experts. The Board has initiated an externally-led investigation of this matter, which is being supervised by a special committee of the Board.
Redemptions and subscriptions of certain other funds managed by CSAM or CSAM subsidiaries that invested in part in the SCFFs were also suspended in early March 2021. The illiquid part of these funds’ assets was subsequently separated into a separate share class to allow for subscriptions and redemptions of the original share classes, reflecting the liquid part of the funds’ assets, to resume as of April 7, 2021. The separate share class reflecting the illiquid assets is in the process of being liquidated, and shareholders receive pro rata payments of the redemption proceeds.

With respect to the Group’s outstanding collateralized bridge loan of USD 90 million to Greensill Capital, the Group has marked its fair value down to USD 56 million as of the end of 2Q21, down from USD 60 million as of the end of 1Q21.
> Refer to “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to this matter.
Mandatory Convertible Notes offering
On April 22, 2021, the Group announced that it placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, which will be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The MCNs settled on May 12, 2021. The aggregate principal amount of Series A MCNs issued was CHF 865 million and the aggregate principal amount of Series B MCNs issued was CHF 891 million. The shares of Credit Suisse Group AG underlying the Series A MCNs were issued from Credit Suisse Group AG’s conditional capital. The shares of Credit Suisse Group AG underlying the Series B MCNs were issued from Credit Suisse Group AG’s authorized capital. As of the end of 2Q21, MCNs with a principal value of CHF 924,000 have been early converted into 106,805 shares of Credit Suisse Group AG. The remaining shares of Credit Suisse Group AG are held by Credit Suisse Group (Guernsey) VII Limited, the issuing entity of the MCNs for delivery to holders of MCNs upon conversion of the MCNs.
Subsequent events
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by our Asset Management and Investment Bank divisions. Effective April 1, 2021, the Asset Management business has been separated from the International Wealth Management division and is managed as a new division of the Group. Prior periods have been restated to conform to the current presentation. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	2Q21	1Q21	2Q20	6M21	6M20
Net revenues (CHF million)
Swiss Universal Bank	1,477	1,449	1,474	2,926	2,928
International Wealth Management	930	987	905	1,917	1,937
Asia Pacific	798	1,060	808	1,858	1,643
Asset Management	404	386	361	790	806
Investment Bank	1,610	3,543	2,862	5,153	4,942
Corporate Center	(116)	149	(216)	33	(286)
Net revenues	5,103	7,574	6,194	12,677	11,970
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	725	665	656	1,390	1,187
International Wealth Management	340	408	256	748	601
Asia Pacific	250	524	196	774	414
Asset Management	104	115	84	219	248
Investment Bank	(76)	(2,467)	912	(2,543)	995
Corporate Center	(530)	(2)	(553)	(532)	(693)
Income/(loss) before taxes	813	(757)	1,551	56	2,752
Total assets
end of	2Q21	1Q21	4Q20
Total assets (CHF million)
Swiss Universal Bank	265,801	269,089	261,465
International Wealth Management	91,957	90,300	91,503
Asia Pacific	70,569	74,878	67,356
Asset Management	3,591	3,941	3,703
Investment Bank	248,775	292,843	270,488
Corporate Center	116,106	120,344	111,307
Total assets	796,799	851,395	805,822

5 Net interest income
in	2Q21	1Q21	2Q20	6M21	6M20
Net interest income (CHF million)
Loans	1,277	1,265	1,488	2,542	3,130
Investment securities	0	0	2	0	3
Trading assets	1,109	1,314	1,566	2,423	3,231
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	311	341	391	652	936
Other	182	135	142	317	584
Interest and dividend income	2,879	3,055	3,589	5,934	7,884
Deposits	(38)	(51)	(299)	(89)	(860)
Short-term borrowings	(40)	(2)	(76)	(42)	(152)
Trading liabilities	(453)	(468)	(717)	(921)	(1,473)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(209)	(276)	(211)	(485)	(505)
Long-term debt	(660)	(543)	(657)	(1,203)	(1,541)
Other	(63)	(61)	(59)	(124)	(249)
Interest expense	(1,463)	(1,401)	(2,019)	(2,864)	(4,780)
Net interest income	1,416	1,654	1,570	3,070	3,104
6 Commissions and fees
in	2Q21	1Q21	2Q20	6M21	6M20
Commissions and fees (CHF million)
Lending business	484	516	361	1,000	797
Investment and portfolio management	891	861	752	1,752	1,562
Other securities business	15	13	18	28	36
Fiduciary business	906	874	770	1,780	1,598
Underwriting	626	989	560	1,615	924
Brokerage	694	909	806	1,603	1,773
Underwriting and brokerage	1,320	1,898	1,366	3,218	2,697
Other services	448	449	383	897	715
Commissions and fees	3,158	3,737	2,880	6,895	5,807
7 Trading revenues
in	2Q21	1Q21	2Q20	6M21	6M20
Trading revenues (CHF million)
Interest rate products	154	752	1,374	906	(874)
Foreign exchange products	358	148	539	506	1,110
Equity/index-related products	(117)	1,001	(375)	884	(56)
Credit products	(271)	(33)	(682)	(304)	1,217
Commodity and energy products	(7)	9	69	2	97
Other products	36	(66)	329	(30)	687
Trading revenues	153	1,811	1,254	1,964	2,181
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on trading revenues and managing trading risks.

8 Other revenues
in	2Q21	1Q21	2Q20	6M21	6M20
Other revenues (CHF million)
Noncontrolling interests without SEI	4	(1)	0	3	0
Loans held-for-sale	(58)	(41)	5	(99)	(16)
Long-lived assets held-for-sale	3	(2)	6	1	10
Equity method investments	55	29	23	84	59
Other investments	131	199	223	330	451
Other	241	188	233	429	374
Other revenues	376	372	490	748	878
9 Provision for credit losses
in	2Q21		1Q21		2Q20	6M21		6M20
Provision for credit losses (CHF million)
Loans held at amortized cost	(28)		(24)		264	(52)		691
Other financial assets held at amortized cost	56	[1]	4,434	[1]	21	4,490	[1]	36
Off-balance sheet credit exposures	(53)		(16)		11	(69)		137
Provision for credit losses	(25)		4,394		296	4,369		864
1
Primarily reflects a provision for credit losses of CHF 70 million, CHF 4,430 million and CHF 4,500 million in 2Q21, 1Q21 and 6M21, respectively, related to the failure of Archegos to meet its margin commitments.

10 Compensation and benefits
in	2Q21	1Q21	2Q20	6M21	6M20
Compensation and benefits (CHF million)
Salaries and variable compensation	1,997	1,849	2,234	3,846	4,143
Social security	166	158	172	324	340
Other [1]	193	200	188	393	427
Compensation and benefits	2,356	2,207	2,594	4,563	4,910
1
Includes pension-related expenses of CHF 120 million, CHF 130 million, CHF 113 million, CHF 250 million and CHF 263 million in 2Q21, 1Q21, 2Q20, 6M21 and 6M20, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2Q21	1Q21	2Q20	6M21	6M20
General and administrative expenses (CHF million)
Occupancy expenses	231	263	237	494	465
IT, machinery and equipment	383	373	357	756	707
Provisions and losses	273	57	133	330	205
Travel and entertainment	32	29	28	61	96
Professional services	454	373	377	827	752
Amortization and impairment of other intangible assets	2	2	1	4	3
Other [1]	214	279	307	493	558
General and administrative expenses	1,589	1,376	1,440	2,965	2,786
1
Includes pension-related expenses/(credits) of CHF (42) million, CHF (52) million, CHF (40) million, CHF (94) million and CHF (80) million in 2Q21, 1Q21, 2Q20, 6M21 and 6M20, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the key strategic growth initiatives announced in July 2020, restructuring expenses of CHF 45 million were recognized in 2Q21. Restructuring expenses may include severance expenses, expenses in connection with the acceleration of certain deferred compensation awards, pension expenses and contract termination costs. The Group completed the one-year restructuring plan in connection with the implementation of the key strategic growth initiatives by the end of June 2021.
Restructuring expenses by type
in	2Q21	1Q21	2Q20	6M21	6M20
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	2	11	–	13	–
of which severance expenses	(1)	7	–	6	–
of which accelerated deferred compensation	3	4	–	7	–
General and administrative-related expenses	43	14	–	57	–
of which pension expenses	(4)	(7)	–	(11)	–
Total restructuring expenses	45	25	–	70	–
Restructuring liabilities
	2Q21			1Q21			2Q20
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	39	3	42	50	2	52	–	–	–
Net additional charges [1]	(1)	26	25	7	10	17	–	–	–
Utilization	(16)	(26)	(42)	(18)	(9)	(27)	–	–	–
Balance at end of period	22	3	25	39	3	42	–	–	–
1
The following items for which expense accretion was accelerated in 2Q21 and 1Q21 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 1 million and CHF 1 million, respectively, which remain classified as a component of total shareholders' equity; unsettled pension obligations of CHF (4) million and CHF (7) million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 2 million and CHF 3 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 21 million and CHF 11 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

Restructuring liabilities (continued)
	6M21			6M20
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	50	2	52	–	–	–
Net additional charges [1]	6	36	42	–	–	–
Reclassifications	–	–	–	–	–	–
Utilization	(34)	(35)	(69)	–	–	–
Balance at end of period	22	3	25	–	–	–
1
The following items for which expense accretion was accelerated in 6M21 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 2 million; unsettled pension obligations of CHF (11) million, which remain classified as pension provisions; unsettled cash-based deferred compensation of CHF 5 million, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 32 million, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	2Q21	1Q21		2Q20	6M21	6M20
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	253	(252)		1,162	1	2,476
Available for common shares	252	(252)		1,162	1	2,476
Available for mandatory convertible notes	1	–		–	–	–
Net income/(loss) attributable to shareholders for diluted earnings per share	253	(252)		1,162	1	2,476
Available for common shares	252	(252)		1,162	1	2,476
Available for mandatory convertible notes	1	–		–	–	–
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,453.9	2,446.6		2,473.6	2,450.3	2,469.7
Dilutive share options and warrants	0.8	0.0		2.6	0.6	2.1
Dilutive share awards	55.1	0.0		35.2	73.6	47.7
For diluted earnings per share available for common shares [1]	2,509.8	2,446.6	[2]	2,511.4	2,524.5	2,519.5
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	130.8	–		–	65.4	–
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.10	(0.10)		0.47	0.00	1.00
Diluted earnings/(loss) per share available for common shares	0.10	(0.10)		0.46	0.00	0.98
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.6 million, 6.5 million, 5.3 million, 8.1 million and 4.8 million for 2Q21, 1Q21, 2Q20, 6M21 and 6M20, respectively.

2
Due to the net loss in 1Q21, 0.4 million of weighted-average share options and warrants outstanding and 92.0 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receive underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	2Q21	1Q21	2Q20	6M21	6M20
Contracts with customers (CHF million)
Investment and portfolio management	891	861	752	1,752	1,562
Other securities business	15	13	18	28	36
Underwriting	626	989	560	1,615	924
Brokerage	693	908	805	1,601	1,771
Other services	445	448	387	893	724
Total revenues from contracts with customers	2,670	3,219	2,522	5,889	5,017
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2Q21	1Q21	4Q20
Contract balances (CHF million)
Contract receivables	1,011	1,120	1,001
Contract liabilities	52	65	48
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	18	8	7
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2Q21, 1Q21 and 4Q20. The Group’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.

15 Trading assets and liabilities
end of	2Q21	1Q21	4Q20
Trading assets (CHF million)
Debt securities	57,620	64,128	64,395
Equity securities	44,226	60,340	63,237
Derivative instruments [1]	24,156	28,638	25,531
Other	4,503	4,033	4,175
Trading assets	130,505	157,139	157,338
Trading liabilities (CHF million)
Short positions	20,369	31,326	28,126
Derivative instruments [1]	12,603	16,414	17,745
Trading liabilities	32,972	47,740	45,871
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2Q21	1Q21	4Q20
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	21,161	24,630	26,815
Cash collateral received	13,865	13,966	16,795
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	7,664	8,817	7,741
Cash collateral received	7,200	8,839	7,831
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

16 Investment securities
end of	2Q21	1Q21	4Q20
Investment securities (CHF million)
Debt securities available-for-sale	794	614	607
Total investment securities	794	614	607
Investment securities by type
	2Q21				4Q20
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Swiss federal, cantonal or local government entities	2	0	0	2	3	0	0	3
Foreign governments	32	0	0	32	0	0	0	0
Corporate debt securities	757	4	1	760	593	11	0	604
Debt securities available-for-sale	791	4	1	794	596	11	0	607
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M21	6M20
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	626
Realized gains	0	42
Amortized cost, fair value and average yield of debt securities
end of	Amortized cost	Fair value	Average yield (in %)
2Q21 (CHF million, except where indicated)
Due within 1 year	174	174	0.03
Due from 1 to 5 years	2	2	3.81
Due from 5 to 10 years	615	618	0.02
Debt securities available-for-sale	791	794	0.03
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 2Q21 and 4Q20, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	2Q21	1Q21	4Q20
Other investments (CHF million)
Equity method investments	1,757	2,812	2,631
Equity securities (without a readily determinable fair value) [1]	1,867	1,834	1,779
of which at net asset value	122	114	113
of which at measurement alternative	355	367	359
of which at fair value	1,343	1,321	1,278
of which at cost less impairment	47	32	29
Real estate held-for-investment [2]	77	78	82
Life finance instruments [3]	877	916	920
Total other investments	4,578	5,640	5,412
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 2Q21, 1Q21 and 4Q20, real estate held for investment included foreclosed or repossessed real estate of CHF 10 million, CHF 11 million and CHF 16 million, respectively, of which CHF 8 million, CHF 8 million and CHF 13 million, respectively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 32 million, CHF 34 million and CHF 35 million for 2Q21, 1Q21 and 4Q20, respectively.
No impairments were recorded on real estate held-for-investments in 2Q21, 1Q21 and 6M21, respectively. An impairment of CHF 1 million was recorded on real estate held-for-investments in 2Q20 and 6M20.
Equity securities at measurement alternative
in / end of	6M21	Cumulative	6M20
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(5)	(30)	(3)
Upward adjustments	0	137	137
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.
In 2Q21, following the IPO of Allfunds Group, the Group holds an equity interest in Allfunds Group of 9.4%, which has been reclassified to trading assets.
In 4Q20, York informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt and collateralized loan obligations (CLOs), while winding down its European hedge funds business and primarily managing internal capital in its multi-strategy fund. York’s Asia Pacific business is expected to be spun off as a new and separate hedge fund in 2021, in which the Group intends to have a continuing interest. As a result of this announcement, the Group recorded an impairment of CHF 414 million to the valuation of its equity method investment.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	2Q21	1Q21	4Q20
Loans (CHF million)
Mortgages	112,223	111,678	111,270
Loans collateralized by securities	54,573	56,281	51,789
Consumer finance	6,567	5,889	4,888
Consumer	173,363	173,848	167,947
Real estate	29,464	30,320	29,045
Commercial and industrial loans	73,923	76,528	74,097
Financial institutions	21,016	21,353	19,072
Governments and public institutions	3,584	3,770	3,378
Corporate & institutional	127,987	131,971	125,592
Gross loans	301,350	305,819	293,539
of which held at amortized cost	290,249	293,992	282,131
of which held at fair value	11,101	11,827	11,408
Net (unearned income)/deferred expenses	(94)	(104)	(95)
Allowance for credit losses	(1,412)	(1,527)	(1,536)
Net loans	299,844	304,188	291,908
Gross loans by location (CHF million)
Switzerland	170,902	171,126	168,589
Foreign	130,448	134,693	124,950
Gross loans	301,350	305,819	293,539
Impaired loan portfolio (CHF million)
Non-performing loans	1,896	1,809	1,666
Non-interest-earning loans	383	380	375
Non-accrual loans	2,279	2,189	2,041
Restructured loans	471	472	313
Potential problem loans	406	512	843
Other impaired loans	877	984	1,156
Gross impaired loans [1]	3,156	3,173	3,197
1
As of the end of 2Q21, 1Q21 and 4Q20, CHF 181 million, CHF 176 million and CHF 180 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance.
As of the end of 2Q21, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	2Q21				4Q20
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	146,217		0	146,217	138,593		(6)	138,587
Interest-bearing deposits with banks	1,313	[2]	0	1,313	1,303	[4]	(5)	1,298
Securities purchased under resale agreements and securities borrowing transactions	25,180	[2]	0	25,180	21,139		0	21,139
Loans	290,155	[2,3]	(1,412)	288,743	282,036	[4,5]	(1,536)	280,500
Brokerage receivables	37,501	[2]	(4,429)	33,072	35,942	[4]	(1)	35,941
Other assets	14,147		(41)	14,106	15,394		(43)	15,351
Total	514,513		(5,882)	508,631	494,407		(1,591)	492,816
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest for credit losses in the total amount of CHF 380 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 363 million to loans and CHF 15 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 89 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest for credit losses in the total amount of CHF 351 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 334 million to loans and CHF 16 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 88 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor (MEF) trends.
Current-period estimate of expected credit losses
The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of CECL from a longer-term perspective.
As of the end of 2Q21, the forecast macroeconomic scenarios were weighted 60% for the baseline, 30% for the downside and 10% for the upside scenario, compared to 50% for the baseline, 40% for the downside and 10% for the upside scenario as of the end of 1Q21. The weight reduction for the downside scenario at the beginning of 2Q21 reflected the reduced uncertainty with regard to the COVID-19 pandemic and the economic outlook. The forecast range for the increase in Swiss real GDP was 2.3% to 3.9% for 2021 and 0.1% to 2.7% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for Swiss real GDP to return to pre-pandemic levels (i.e., 4Q19) was 3Q21. The forecast range of the increase in the eurozone real GDP was 2.3% to 4.2% for 2021 and 1.4% to 4.9% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for eurozone real GDP to return to pre-pandemic levels was 2Q22. The forecast range for the increase in US real GDP was 4.8% to 7.3% for 2021 and 1.4% to 3.8% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for US real GDP to return to pre-pandemic levels was 2Q21. The forecast range for the increase in UK real GDP was 4.8% to 7.0% for 2021 and 3.0% to 7.3% for 2022. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for UK real GDP to return to pre-pandemic levels was 2Q22. The forecast range for the increase in world industrial production was 7.2% to 10.8% for 2021 and 2.6% to 5.2% for 2022. The macroeconomic and market variable projections incorporate adjustments to reflect the impact and potential withdrawal of the COVID-19 pandemic related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
For extreme and statistically rare events which cannot be adequately reflected in CECL models, such as the effects of the COVID-19 pandemic on the global economy, the event becomes the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that lie significantly outside of their historical range, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these exceptional circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. As of the end of 2Q21, the Group has continued its approach of applying qualitative overlays to the CECL model outputs in a manner consistent with the end of 1Q21. During 2Q21 we continued to observe more favorable developments in the COVID-19 pandemic, including vaccination rate increases as well as a reduction in lockdown measures, which resulted in a generally more positive economic outlook. This overall favorable trend in 2Q21 was reflected in the Group’s overlays, which continue to be closely aligned with the macroeconomic forecasts.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics of the Group’s loans held at amortized cost.
Allowance for credit losses – loans held at amortized cost
	2Q21			1Q21			2Q20
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	329	1,198	1,527	318	1,218	1,536	349	1,082	1,431
Current-period provision for expected credit losses	31	(44)	(13)	12	(35)	(23)	62	218	280
of which provisions for interest [1]	7	8	15	1	0	1	16	0	16
Gross write-offs	(13)	(77)	(90)	(14)	(24)	(38)	(12)	(24)	(36)
Recoveries	2	0	2	2	0	2	2	1	3
Net write-offs	(11)	(77)	(88)	(12)	(24)	(36)	(10)	(23)	(33)
Foreign currency translation impact and other adjustments, net	(4)	(10)	(14)	11	39	50	(2)	(7)	(9)
Balance at end of period	345	1,067	1,412	329	1,198	1,527	399	1,270	1,669
of which individually evaluated	255	614	869	240	627	867	313	586	899
of which collectively evaluated	90	453	543	89	571	660	86	684	770
	6M21			6M20
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	318	1,218	1,536	241	808	1,049
Current-period provision for expected credit losses	43	(79)	(36)	183	533	716
of which provisions for interest [1]	8	8	16	21	4	25
Gross write-offs	(27)	(101)	(128)	(24)	(59)	(83)
Recoveries	4	0	4	5	2	7
Net write-offs	(23)	(101)	(124)	(19)	(57)	(76)
Foreign currency translation impact and other adjustments, net	7	29	36	(6)	(14)	(20)
Balance at end of period	345	1,067	1,412	399	1,270	1,669
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

Gross write-offs of CHF 90 million in 2Q21 compared to gross write-offs of CHF 38 million in 1Q21 and were primarily related to corporate & institutional loans in both quarters. In 2Q21, gross write-offs in corporate & institutional loans were mainly related to a position in corporate loans, the sale of a real estate company and single positions in small and medium-sized enterprises, trade finance and ship finance. Write-offs in consumer loans were mainly related to Swiss consumer finance loans. In 1Q21, gross write-offs in corporate & institutional loans were mainly related to a position in the US healthcare sector. Write-offs in consumer loans were mainly related to several Swiss consumer finance loans.
Purchases, reclassifications and sales – loans held at amortized cost
	2Q21			1Q21			2Q20
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	12	981	993	5	988	993	21	643	664
Reclassifications from loans held-for-sale [2]	0	0	0	0	13	13	0	4	4
Reclassifications to loans held-for-sale [3]	0	1,652	1,652	0	468	468	0	528	528
Sales [3]	0	1,633	1,633	0	374	374	0	558	558
	6M21			6M20
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	17	1,969	1,986	21	1,328	1,349
Reclassifications from loans held-for-sale [2]	0	13	13	0	4	4
Reclassifications to loans held-for-sale [3]	0	2,120	2,120	0	988	988
Sales [3]	0	2,007	2,007	0	980	980
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics of the Group’s other financial assets held at amortized cost.
The current-period provision for expected credit losses on other financial assets held at amortized cost in 2Q21, 1Q21 and 6M21 includes a total amount of CHF 70 million, CHF 4,430 million and CHF 4,500 million, respectively, related to the failure of Archegos to meet its margin commitments. As of the end of 2Q21, the related allowance is reported in brokerage receivables.
Allowance for credit losses – other financial assets held at amortized cost
	2Q21	1Q21	2Q20	6M21	6M20
CHF million
Balance at beginning of period	4,488	55	52	55	45
Current-period provision for expected credit losses	56	4,434	21	4,490	36
Gross write-offs	(4)	0	(1)	(4)	(9)
Recoveries	0	0	1	0	1
Net write-offs	(4)	0	0	(4)	(8)
Foreign currency translation impact and other adjustments, net	(70)	(1)	(3)	(71)	(3)
Balance at end of period	4,470	4,488	70	4,470	70
of which individually evaluated	4,450	4,449	20	4,450	20
of which collectively evaluated	20	39	50	20	50

Credit quality information
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	2Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2021 / 2020	13,021	1,153	6	14,180	18,765	1,664	3	20,432
2020 / 2019	17,518	1,701	17	19,236	14,072	1,511	26	15,609
2019 / 2018	12,435	1,554	50	14,039	10,242	932	58	11,232
2018 / 2017	8,711	1,031	80	9,822	7,087	857	44	7,988
2017 / 2016	5,992	821	126	6,939	10,951	914	76	11,941
Prior years	43,362	3,091	342	46,795	39,918	2,854	216	42,988
Total term loans	101,039	9,351	621	111,011	101,035	8,732	423	110,190
Revolving loans	319	893	0	1,212	528	548	4	1,080
Total	101,358	10,244	621	112,223	101,563	9,280	427	111,270
Loans collateralized by securities
2021 / 2020	2,061	371	0	2,432	1,682	1,547	149	3,378
2020 / 2019	1,273	1,170	0	2,443	1,019	324	0	1,343
2019 / 2018	562	210	0	772	499	64	0	563
2018 / 2017	49	25	113	187	61	41	0	102
2017 / 2016	96	15	0	111	200	127	0	327
Prior years	1,135	697	0	1,832	563	622	0	1,185
Total term loans	5,176	2,488	113	7,777	4,024	2,725	149	6,898
Revolving loans [1]	43,499	3,154	143	46,796	41,749	3,038	104	44,891
Total	48,675	5,642	256	54,573	45,773	5,763	253	51,789
Consumer finance
2021 / 2020	1,494	737	1	2,232	1,297	903	5	2,205
2020 / 2019	733	548	10	1,291	519	505	22	1,046
2019 / 2018	450	413	19	882	279	237	23	539
2018 / 2017	419	221	18	658	81	154	17	252
2017 / 2016	50	116	15	181	16	57	10	83
Prior years	397	107	44	548	48	92	41	181
Total term loans	3,543	2,142	107	5,792	2,240	1,948	118	4,306
Revolving loans	493	75	90	658	328	88	81	497
Total	4,036	2,217	197	6,450	2,568	2,036	199	4,803
Consumer – total
2021 / 2020	16,576	2,261	7	18,844	21,744	4,114	157	26,015
2020 / 2019	19,524	3,419	27	22,970	15,610	2,340	48	17,998
2019 / 2018	13,447	2,177	69	15,693	11,020	1,233	81	12,334
2018 / 2017	9,179	1,277	211	10,667	7,229	1,052	61	8,342
2017 / 2016	6,138	952	141	7,231	11,167	1,098	86	12,351
Prior years	44,894	3,895	386	49,175	40,529	3,568	257	44,354
Total term loans	109,758	13,981	841	124,580	107,299	13,405	690	121,394
Revolving loans	44,311	4,122	233	48,666	42,605	3,674	189	46,468
Total	154,069	18,103	1,074	173,246	149,904	17,079	879	167,862
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2021 / 2020	5,254	2,724	2	7,980	6,054	2,792	106	8,952
2020 / 2019	4,614	2,443	6	7,063	2,902	1,611	0	4,513
2019 / 2018	2,429	1,129	2	3,560	1,849	1,133	24	3,006
2018 / 2017	1,350	661	1	2,012	1,033	346	72	1,451
2017 / 2016	778	178	2	958	1,591	285	25	1,901
Prior years	4,710	888	31	5,629	5,982	1,105	33	7,120
Total term loans	19,135	8,023	44	27,202	19,411	7,272	260	26,943
Revolving loans	884	338	138	1,360	1,027	172	69	1,268
Total	20,019	8,361	182	28,562	20,438	7,444	329	28,211
Commercial and industrial loans
2021 / 2020	5,353	8,965	94	14,412	7,724	11,621	310	19,655
2020 / 2019	4,225	6,802	108	11,135	3,851	6,411	133	10,395
2019 / 2018	3,177	5,027	157	8,361	1,781	4,321	247	6,349
2018 / 2017	1,309	3,403	170	4,882	964	1,981	60	3,005
2017 / 2016	831	1,480	37	2,348	809	1,248	22	2,079
Prior years	2,666	3,810	120	6,596	2,830	3,837	128	6,795
Total term loans	17,561	29,487	686	47,734	17,959	29,419	900	48,278
Revolving loans	14,311	8,278	475	23,064	12,913	8,908	464	22,285
Total	31,872	37,765	1,161	70,798	30,872	38,327	1,364	70,563
Financial institutions
2021 / 2020	2,829	1,055	40	3,924	3,386	697	43	4,126
2020 / 2019	2,249	271	44	2,564	1,973	132	39	2,144
2019 / 2018	745	142	1	888	960	432	9	1,401
2018 / 2017	684	377	9	1,070	97	92	0	189
2017 / 2016	69	38	0	107	37	102	20	159
Prior years	254	136	15	405	288	38	2	328
Total term loans	6,830	2,019	109	8,958	6,741	1,493	113	8,347
Revolving loans	7,093	364	1	7,458	5,718	419	1	6,138
Total	13,923	2,383	110	16,416	12,459	1,912	114	14,485
Governments and public institutions
2021 / 2020	427	38	0	465	174	33	0	207
2020 / 2019	178	58	0	236	135	20	10	165
2019 / 2018	99	20	20	139	80	0	0	80
2018 / 2017	57	11	0	68	35	0	0	35
2017 / 2016	30	0	0	30	74	1	0	75
Prior years	252	22	0	274	388	41	0	429
Total term loans	1,043	149	20	1,212	886	95	10	991
Revolving loans	15	0	0	15	19	0	0	19
Total	1,058	149	20	1,227	905	95	10	1,010
Corporate & institutional – total
2021 / 2020	13,863	12,782	136	26,781	17,338	15,143	459	32,940
2020 / 2019	11,266	9,574	158	20,998	8,861	8,174	182	17,217
2019 / 2018	6,450	6,318	180	12,948	4,670	5,886	280	10,836
2018 / 2017	3,400	4,452	180	8,032	2,129	2,419	132	4,680
2017 / 2016	1,708	1,696	39	3,443	2,511	1,636	67	4,214
Prior years	7,882	4,856	166	12,904	9,488	5,021	163	14,672
Total term loans	44,569	39,678	859	85,106	44,997	38,279	1,283	84,559
Revolving loans	22,303	8,980	614	31,897	19,677	9,499	534	29,710
Total	66,872	48,658	1,473	117,003	64,674	47,778	1,817	114,269

Total loans held at amortized cost by internal counterparty rating
	2Q21					4Q20
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2021 / 2020	30,439	15,043	143	45,625		39,082	19,257	616	58,955
2020 / 2019	30,790	12,993	185	43,968		24,471	10,514	230	35,215
2019 / 2018	19,897	8,495	249	28,641		15,690	7,119	361	23,170
2018 / 2017	12,579	5,729	391	18,699		9,358	3,471	193	13,022
2017 / 2016	7,846	2,648	180	10,674		13,678	2,734	153	16,565
Prior years	52,776	8,751	552	62,079		50,017	8,589	420	59,026
Total term loans	154,327	53,659	1,700	209,686		152,296	51,684	1,973	205,953
Revolving loans	66,614	13,102	847	80,563		62,282	13,173	723	76,178
Total	220,941	66,761	2,547	290,249	[1]	214,578	64,857	2,696	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 363 million and CHF 334 million as of the end of 2Q21 and 4Q20, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	2Q21				4Q20
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2019 / 2018	0	0	0	0	0	70	0	70
2018 / 2017	0	70	0	70	0	2	0	2
2017 / 2016	0	1	0	1	0	4	0	4
Prior years	0	3	0	3	0	0	0	0
Total term positions	0	74	0	74	0	76	0	76
Revolving positions	0	814	0	814	0	934	0	934
Total	0	888	0	888	0	1,010	0	1,010
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q21 (CHF million)
Mortgages	111,521	167	45	27	463	702	112,223
Loans collateralized by securities	54,411	5	38	1	118	162	54,573
Consumer finance	5,750	476	15	48	161	700	6,450
Consumer	171,682	648	98	76	742	1,564	173,246
Real estate	28,161	91	122	4	184	401	28,562
Commercial and industrial loans	69,391	388	236	49	734	1,407	70,798
Financial institutions	16,278	72	0	0	66	138	16,416
Governments and public institutions	1,192	15	0	0	20	35	1,227
Corporate & institutional	115,022	566	358	53	1,004	1,981	117,003
Total loans held at amortized cost	286,704	1,214	456	129	1,746	3,545	290,249	[1]
4Q20 (CHF million)
Mortgages	110,747	63	68	34	358	523	111,270
Loans collateralized by securities	51,668	17	0	0	104	121	51,789
Consumer finance	4,361	156	68	47	171	442	4,803
Consumer	166,776	236	136	81	633	1,086	167,862
Real estate	28,070	50	3	11	77	141	28,211
Commercial and industrial loans	69,060	630	54	137	682	1,503	70,563
Financial institutions	14,311	41	15	72	46	174	14,485
Governments and public institutions	969	37	4	0	0	41	1,010
Corporate & institutional	112,410	758	76	220	805	1,859	114,269
Total loans held at amortized cost	279,186	994	212	301	1,438	2,945	282,131	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 363 million and CHF 334 million as of the end of 2Q21 and 4Q20, respectively.
As of the end of 2Q21 and 4Q20, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on non-accrual loans.
Non-accrual loans held at amortized cost
	6M21				6M20
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	418	615	2	167	337	380	1	20
Loans collateralized by securities	105	298	3	0	122	377	3	75
Consumer finance	201	200	1	1	168	204	0	4
Consumer	724	1,113	6	168	627	961	4	99
Real estate	324	293	6	46	155	270	3	37
Commercial and industrial loans	925	790	8	30	682	978	21	41
Financial institutions	68	63	0	0	46	65	0	8
Governments and public institutions	0	20	0	0	0	0	0	0
Corporate & institutional	1,317	1,166	14	76	883	1,313	24	86
Total loans held at amortized cost	2,041	2,279	20	244	1,510	2,274	28	185
In the Group’s recovery management function covering the Investment Bank and Asia Pacific, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for Swiss Universal Bank and International Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Collateral-dependent financial assets
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on collateral-dependent financial assets.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank and Asia Pacific mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. Since 2Q21, the collateral values used for the calculation of the collateral coverage ratio are considered up to the amount of the related collateral-dependent loan; previously, the collateral coverage ratio reflected the entire collateral value. The prior period collateral coverage ratio has been updated to conform to the current presentation. As of the end of 2Q21, the overall collateral coverage ratio was 95% of the Group’s collateral-dependent financial asset exposure managed by the recovery management function covering the Investment Bank and Asia Pacific, compared to 86% as of the end of 1Q21. The increase in the overall collateral coverage ratio was mainly driven by an increase in highly collateralized share-backed loans in Asia Pacific.
Collateral-dependent financial assets managed by the recovery management function for International Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages and aviation finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aircraft finance exposures are collateralized by aircraft mortgages of business jets as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans increased in 2Q21, mainly driven by an increase in lombard loans, partially offset by a decrease in aviation finance. The overall collateral coverage ratio decreased from 87% as of the end of 1Q21 to 84% as of the end of 2Q21, mainly driven by a newly added collateral-dependent lombard loan.
Collateral-dependent financial assets managed by the recovery management function for Swiss Universal Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 87% as of the end of 1Q21 to 86% as of the end of 2Q21 for residential and commercial mortgages, mainly reflecting lower collateral values driven by the upgrade of a large highly collateralized position in residential mortgages to non-impaired status.
Off-balance sheet credit exposures
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the main risk characteristics and on estimating the provisions for expected credit losses on off-balance sheet credit exposures.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	2Q21			1Q21			2Q20
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	0	0	0	2	116	116
Real estate	1	2	2	0	0	0	0	0	0
Commercial and industrial loans	4	19	15	10	371	367	1	2	1
Financial institutions	0	0	0	1	44	44	0	0	0
Total loans	5	21	17	11	415	411	3	118	117
	6M21			6M20
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	2	116	116
Real estate	1	2	2	0	0	0
Commercial and industrial loans	14	390	382	7	32	15
Financial institutions	1	44	44	0	0	0
Total loans	16	436	428	9	148	131
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2Q21		1Q21		2Q20
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	3	156	0	0	0	0
Commercial and industrial loans	0	0	0	0	3	12
Total loans	3	156	0	0	3	12

Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring (continued)
	6M21		6M20
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	3	156	0	0
Commercial and industrial loans	0	0	3	12
Total loans	3	156	3	12
In 6M21, the loan modifications of the Group included the increase of credit facilities, extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, waivers of principal and interest and changes in covenants.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current prior to the relief being granted would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.
20 Goodwill
2Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	595	291	1,063	1,140	5,434	8,535
Foreign currency translation impact	(5)	(2)	(11)	(18)	(20)	(56)
Balance at end of period	590	289	1,052	1,122	5,414	8,479
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	590	289	1,052	1,122	1,535	4,588
6M21
Gross amount of goodwill (CHF million)
Balance at beginning of period	575	284	1,021	1,068	5,357	8,317
Foreign currency translation impact	15	5	31	54	57	162
Balance at end of period	590	289	1,052	1,122	5,414	8,479
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	0	3,879	3,891
Balance at end of period	0	0	0	0	3,879	3,891
Net book value (CHF million)
Net book value	590	289	1,052	1,122	1,535	4,588
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Board of Directors of the Group is currently conducting a review of the Group’s overall business strategy and risk appetite in addition to business reviews and potential personnel and organizational changes contemplated in response to both the Archegos and the supply chain finance fund matters previously disclosed. The Group has determined that these strategy and business reviews, and the associated and anticipated changes to the financial plans arising from these reviews, were goodwill triggering events for 2Q21 impacting all reporting units of the Group.
As previously disclosed, effective April 1, 2021, the Asset Management business was separated from the International Wealth Management division and managed as a new separate division of the Group. For goodwill testing purposes the new Asset Management division is considered a reporting unit of the Group.
Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of June 30, 2021. The fair value of the Investment Bank reporting unit exceeded its related carrying value by only 4%. The goodwill allocated to this reporting unit became more sensitive to an impairment due to the uncertainties arising from the Archegos matter and the strategy and business reviews. The Board of Directors has constrained, in conjunction with FINMA, the amount of risk-weighted assets and leverage exposure for both the Investment Bank and the Group until such time as the strategy and business review is complete. There is a significant risk of a future goodwill impairment for the Investment Bank if these reviews have an adverse impact on the financial plans for this reporting unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Investment Bank and Asset Management reporting units as of June 30, 2021. The valuations were performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

21 Other assets and other liabilities
end of	2Q21		1Q21		4Q20
Other assets (CHF million)
Cash collateral on derivative instruments	7,664	[1]	8,817	[1]	7,741
Cash collateral on non-derivative transactions	416		250		635
Derivative instruments used for hedging	457		295		131
Assets held-for-sale	8,169		13,193		7,077
of which loans [2]	8,136		13,160		7,046
allowance for loans held-for-sale	(51)		(51)		(48)
of which real estate [3]	31		27		27
of which long-lived assets	2		6		4
Premises, equipment and right-of-use assets	7,428		7,523		7,376
Assets held for separate accounts	107		107		102
Interest and fees receivable	4,155		4,838		4,255
Deferred tax assets	4,201		3,964		3,667
Prepaid expenses	693		688		448
of which cloud computing arrangement implementation costs	45		43		38
Failed purchases	1,793		1,595		1,451
Defined benefit pension and post-retirement plan assets	3,047		3,073		2,872
Other	4,041		4,559		3,882
Other assets	42,171		48,902		39,637
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,200		8,839		7,831
Cash collateral on non-derivative transactions	215		258		174
Derivative instruments used for hedging	12		39		45
Operating leases liabilities	2,652		2,740		2,759
Provisions	1,256		1,653		2,080
of which expected credit losses on off-balance sheet credit exposures	260		324		311
Restructuring liabilities	25		42		52
Liabilities held for separate accounts	107		107		102
Interest and fees payable	4,128		4,651		4,297
Current tax liabilities	622		569		555
Deferred tax liabilities	578		557		530
Failed sales	1,437		1,090		1,120
Defined benefit pension and post-retirement plan liabilities	414		425		410
Other	10,425		10,733		11,479
Other liabilities	29,071		31,703		31,434
1
As of the end of 1Q21, cash collateral on derivative instruments was net of an allowance for credit losses of CHF 4,394 million related to the failure of Archegos to meet its margin commitments; after the closeout of all derivatives including collateral in 2Q21, the remaining receivable balance and the related allowance for credit losses have been reclassified to brokerage receivables.

2 Included as of the end of 2Q21, 1Q21 and 4Q20 were CHF 363 million, CHF 471 million and CHF 262 million, respectively, in restricted loans, which represented collateral on secured borrowings.
3
As of the end of 2Q21, 1Q21 and 4Q20, real estate held-for-sale included foreclosed or repossessed real estate of CHF 8 million, CHF 8 million and CHF 8 million, respectively, of which CHF 8 million, CHF 8 million and CHF 8 million, respectively were related to residential real estate.

22 Long-term debt
Long-term debt
end of	2Q21	1Q21	4Q20
Long-term debt (CHF million)
Senior	143,874	141,689	133,056
Subordinated	25,034	27,196	26,285
Non-recourse liabilities from consolidated VIEs	1,319	1,568	1,746
Long-term debt	170,227	170,453	161,087
of which reported at fair value	69,436	72,312	70,976
of which structured notes	45,030	48,210	47,039
Structured notes by product
end of	2Q21	1Q21	4Q20
Structured notes by product (CHF million)
Equity	29,473	32,230	29,907
Fixed income	12,465	12,705	13,882
Credit	2,700	2,882	2,881
Other	392	393	369
Total structured notes	45,030	48,210	47,039

23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2Q21 (CHF million)
Balance at beginning of period	103	(15,534)	13		(3,662)	432	(2,019)	(20,667)
Increase/(decrease)	(19)	(471)	0		(89)	0	(514)	(1,093)
Reclassification adjustments, included in net income/(loss)	(22)	0	0		78	(24)	31	63
Total increase/(decrease)	(41)	(471)	0		(11)	(24)	(483)	(1,030)
Balance at end of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
1Q21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(91)	1,994	0		(3)	0	505	2,405
Reclassification adjustments, included in net income/(loss)	(12)	0	0		68	(24)	46	78
Total increase/(decrease)	(103)	1,994	0		65	(24)	551	2,483
Balance at end of period	103	(15,534)	13		(3,662)	432	(2,019)	(20,667)
2Q20 (CHF million)
Balance at beginning of period	253	(15,064)	28		(3,617)	570	1,578	(16,252)
Increase/(decrease)	13	(450)	(47)		0	0	(2,680)	(3,164)
Reclassification adjustments, included in net income/(loss)	5	17	29		73	(34)	22	112
Total increase/(decrease)	18	(433)	(18)		73	(34)	(2,658)	(3,052)
Balance at end of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
6M21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(110)	1,523	0		(92)	0	(9)	1,312
Reclassification adjustments, included in net income/(loss)	(34)	0	0		146	(48)	77	141
Total increase/(decrease)	(144)	1,523	0		54	(48)	68	1,453
Balance at end of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
6M20 (CHF million)
Balance at beginning of period	28	(14,469)	30		(3,690)	604	(2,772)	(20,269)
Increase/(decrease)	168	(1,045)	(52)		0	0	1,593	664
Reclassification adjustments, included in net income/(loss)	75	17	32		146	(68)	99	301
Total increase/(decrease)	243	(1,028)	(20)		146	(68)	1,692	965
Balance at end of period	271	(15,497)	10		(3,544)	536	(1,080)	(19,304)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2Q21, 1Q21, 2Q20, 6M21 and 6M20.
Details of significant reclassification adjustments
in	2Q21	1Q21	2Q20	6M21	6M20
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	95	83	89	178	179
Tax expense/(benefit)	(17)	(15)	(16)	(32)	(33)
Net of tax	78	68	73	146	146
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(29)	(30)	(41)	(59)	(83)
Tax expense	5	6	7	11	15
Net of tax	(24)	(24)	(34)	(48)	(68)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.

Additional share information
	2Q21		1Q21		2Q20		6M21		6M20
Common shares issued
Balance at beginning of period	2,447,747,720		2,447,747,720		2,556,011,720		2,447,747,720		2,556,011,720
Issuance of common shares	203,000,000		0		0		203,000,000		0
Balance at end of period	2,650,747,720		2,447,747,720		2,556,011,720		2,650,747,720		2,556,011,720
Treasury shares
Balance at beginning of period	(83,737,482)		(41,602,841)		(156,996,084)		(41,602,841)		(119,761,811)
Sale of treasury shares	510,392,920		552,731,383		170,488,741		1,063,124,303		409,965,327
Repurchase of treasury shares	(514,715,462)		(599,319,336)		(172,555,047)		(1,114,034,798)		(452,618,437)
Issuance of common shares relating to mandatory convertible notes	(203,000,000)		0		0		(203,000,000)		0
Conversion of mandatory convertible notes	106,805		0		0		106,805		0
Share-based compensation	51,473,883		4,453,312		44,650,431		55,927,195		48,002,962
Balance at end of period	(239,479,336)		(83,737,482)		(114,411,959)		(239,479,336)		(114,411,959)
Common shares outstanding
Balance at end of period	2,411,268,384	[1]	2,364,010,238	[2]	2,441,599,761	[2]	2,411,268,384	[1]	2,441,599,761	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 450,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
	2Q21		4Q20
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.1	3.7	6.1	4.6
OTC	52.1	48.6	68.2	65.7
Exchange-traded	0.1	0.1	0.5	0.6
Interest rate products	57.3	52.4	74.8	70.9
OTC-cleared	0.2	0.2	0.2	0.2
OTC	19.1	20.4	23.1	27.7
Foreign exchange products	19.3	20.6	23.3	27.9
OTC	9.3	14.1	10.7	15.1
Exchange-traded	23.2	22.1	19.9	20.4
Equity/index-related products	32.5	36.2	30.6	35.5
OTC-cleared	1.1	1.2	0.7	0.7
OTC	3.7	4.7	3.9	4.9
Credit derivatives	4.8	5.9	4.6	5.6
OTC	1.5	0.9	1.6	0.7
Exchange-traded	0.0	0.0	0.1	0.1
Other products [1]	1.5	0.9	1.7	0.8
OTC-cleared	6.4	5.1	7.0	5.5
OTC	85.7	88.7	107.5	114.1
Exchange-traded	23.3	22.2	20.5	21.1
Total gross derivatives subject to enforceable master netting agreements	115.4	116.0	135.0	140.7
Offsetting (CHF billion)
OTC-cleared	(5.7)	(5.0)	(6.2)	(5.4)
OTC	(74.6)	(82.4)	(94.4)	(104.3)
Exchange-traded	(21.4)	(21.5)	(20.0)	(20.3)
Offsetting	(101.7)	(108.9)	(120.6)	(130.0)
of which counterparty netting	(87.7)	(87.7)	(103.2)	(103.2)
of which cash collateral netting	(14.0)	(21.2)	(17.4)	(26.8)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.7	0.1	0.8	0.1
OTC	11.1	6.3	13.1	9.8
Exchange-traded	1.9	0.7	0.5	0.8
Total net derivatives subject to enforceable master netting agreements	13.7	7.1	14.4	10.7
Total derivatives not subject to enforceable master netting agreements [2]	10.8	5.2	11.2	6.8
Total net derivatives presented in the consolidated balance sheets	24.5	12.3	25.6	17.5
of which recorded in trading assets and trading liabilities	24.1	12.3	25.5	17.5
of which recorded in other assets and other liabilities	0.4	0.0	0.1	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 2Q21 and 4Q20. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2Q21				4Q20
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	74.9	(14.1)	60.8		55.8	(7.5)	48.3
Securities borrowing transactions	9.5	(0.5)	9.0		11.9	(0.4)	11.5
Total subject to enforceable master netting agreements	84.4	(14.6)	69.8		67.7	(7.9)	59.8
Total not subject to enforceable master netting agreements [1]	24.8	–	24.8		19.3	–	19.3
Total	109.2	(14.6)	94.6	[2]	87.0	(7.9)	79.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 69,465 million and CHF 57,994 million of the total net amount as of the end of 2Q21 and 4Q20, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2Q21				4Q20
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	29.5	(14.6)	14.9		26.0	(7.9)	18.1
Securities lending transactions	3.0	0.0	3.0		3.5	0.0	3.5
Obligation to return securities received as collateral, at fair value	37.7	0.0	37.7		49.9	0.0	49.9
Total subject to enforceable master netting agreements	70.2	(14.6)	55.6		79.4	(7.9)	71.5
Total not subject to enforceable master netting agreements [1]	4.0	–	4.0		3.1	–	3.1
Total	74.2	(14.6)	59.6		82.5	(7.9)	74.6
of which securities sold under repurchase agreements and securities lending transactions	35.5	(14.6)	20.9	[2]	31.7	(7.9)	23.8	[2]
of which obligation to return securities received as collateral, at fair value	38.7	0.0	38.7		50.8	0.0	50.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 10,983 million and CHF 13,594 million of the total net amount as of the end of 2Q21 and 4Q20, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	2Q21						4Q20
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	13.7	5.1		0.0		8.6	14.4	5.5		0.1		8.8
Securities purchased under resale agreements	60.8	60.8		0.0		0.0	48.3	48.3		0.0		0.0
Securities borrowing transactions	9.0	8.8		0.0		0.2	11.5	11.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	83.5	74.7		0.0		8.8	74.2	64.9		0.1		9.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	7.1	1.4		0.0		5.7	10.7	2.2		0.0		8.5
Securities sold under repurchase agreements	14.9	14.9		0.0		0.0	18.1	18.1		0.0		0.0
Securities lending transactions	3.0	2.6		0.0		0.4	3.5	3.2		0.0		0.3
Obligation to return securities received as collateral, at fair value	37.7	32.4		0.0		5.3	49.9	43.4		0.0		6.5
Total financial liabilities subject to enforceable master netting agreements	62.7	51.3		0.0		11.4	82.2	66.9		0.0		15.3
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 2Q21 income tax charge of CHF 566 million, resulting in an effective tax rate of 69.6% for the quarter, mainly reflected the estimated effective tax rate for the full year, as applied to the 2Q21 results in accordance with ASC Topic 740 – Income Taxes – Interim Reporting. This continues to primarily reflect the loss related to Archegos, for which only a partial tax benefit was recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs and an additional valuation allowance in the Group’s operating entities in the UK. The details of the 2Q21 tax rate reconciliation resulting from applying the estimated effective tax rate for the full year to the 2Q21 results are outlined below.
Net deferred tax assets related to net operating losses (NOL), net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2021, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 19.4 billion, which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 60 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2016; Switzerland – 2015 (federal and Zurich cantonal level); the UK – 2012; the Netherlands – 2011; and the US – 2010.
Effective tax rate
in	2Q21	1Q21	2Q20	6M21	6M20
Effective tax rate (%)	69.6	69.5	25.2	71.4	10.2
Tax expense reconciliation
in	2Q21
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	150
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(45)
Changes in tax law and rates	(31)
Other non-deductible expenses	140
Changes in deferred tax valuation allowance	292
Lower taxed income	(40)
Income taxable to noncontrolling interests	15
(Windfall tax benefits)/shortfall tax charges on share-based compensation	31
Other	54
Income tax expense	566
Foreign tax rate differential
2Q21 included a foreign tax impact of CHF 45 million, mainly driven by the estimated current year earnings mix.
Changes in tax law and rates
2Q21 included the impact of CHF 31 million related to the tax rate change in the UK.
Other non-deductible expenses
2Q21 included the impact of CHF 140 million relating to non-deductible interest expenses, the UK bank levy and other non-deductible expenses.
Changes in deferred tax valuation allowance
2Q21 included the impact of the estimated current year earnings, resulting in an increase in the valuation allowance of CHF 310 million, mainly in respect of the Group’s operating entities in the UK. This was partially offset by a decrease in the valuation allowance of CHF 18 million, mainly in respect of one of the Group’s operating entities in Switzerland.
Lower taxed income
2Q21 primarily included the impact of CHF 26 million related to non-taxable life insurance income and CHF 13 million related to non-taxable dividend income. The remaining balance included various smaller items.
Other
2Q21 included the impact of CHF 54 million, which mainly reflected the tax impact of CHF 26 million relating to withholding taxes, CHF 25 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 10 million relating to the current year base erosion and anti-abuse tax (BEAT) provision, CHF 7 million relating to own credit valuation movements and CHF 5 million relating to tax contingency accruals. This was partially offset by the tax benefit of CHF 22 million relating to prior years’ adjustments. The remaining balance included various smaller items.
Net deferred tax assets
end of	2Q21	1Q21
Net deferred tax assets (CHF million)
Deferred tax assets	4,201	3,964
of which net operating losses	1,380	1,011
of which deductible temporary differences	2,821	2,953
Deferred tax liabilities	(578)	(557)
Net deferred tax assets	3,623	3,407
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), deferred cash awards and retention awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q21 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q21	1Q21	2Q20	6M21	6M20
Deferred compensation expense (CHF million)
Share awards	142	134	144	276	299
Performance share awards	111	109	120	220	233
Contingent Capital Awards	83	61	100	144	86
Deferred cash awards	102	49	138	151	148
Retention awards	26	13	10	39	19
Total deferred compensation expense	464	366	512	830	785
Estimated unrecognized deferred compensation
end of	2Q21
Estimated unrecognized compensation expense (CHF million)
Share awards	670
Performance share awards	392
Contingent Capital Awards	275
Deferred cash awards	333
Retention Awards	307
Total	1,977

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

Deferred cash awards
In 2Q21, the Group granted deferred fixed cash compensation of CHF 12 million to certain employees in the Americas. This compensation will be expensed mainly in the Investment Bank division over a three-year vesting period from the grant date. Amortization of this compensation in 2Q21 totaled CHF 32 million, of which CHF 3 million was related to awards granted in 2Q21.
In 3Q21, the Group granted deferred fixed cash compensation of CHF 95 million to certain employees in the Americas. This compensation will be expensed mainly in the Investment Bank division over a three-year vesting period from the grant date.
Retention awards
In 2Q21, the Group granted deferred cash and share retention awards of CHF 235 million, mainly in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 2Q21 totaled CHF 26 million, of which CHF 9 million was related to awards granted in 2Q21.
In 3Q21, the Group granted deferred share retention awards of CHF 24 million in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date.

Share-based award activity
	2Q21		6M21
Number of awards (in millions)	Share awards	Performance share awards	Share awards	Performance share awards
Share-based award activities
Balance at beginning of period	175.1	126.3	126.3	91.7
Granted	24.1	0.0	78.1	37.8
Settled	(45.7)	(30.1)	(50.4)	(33.0)
Forfeited	(2.4)	(0.7)	(2.9)	(1.0)
Balance at end of period	151.1	95.5	151.1	95.5
of which vested	12.8	13.9	12.8	13.9
of which unvested	138.3	81.6	138.3	81.6
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 60 million, CHF 70 million, CHF 58 million, CHF 130 million and CHF 154 million, related to its defined contribution pension plans in 2Q21, 1Q21, 2Q20, 6M21 and 6M20, respectively.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
The Group expects to contribute CHF 338 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2021. As of the end of 2Q21, CHF 180 million of contributions have been made.
Components of net periodic benefit costs
in	2Q21	1Q21	2Q20	6M21	6M20
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	60	60	55	120	109
Interest costs on benefit obligation	15	15	23	30	47
Expected return on plan assets	(120)	(123)	(109)	(243)	(219)
Amortization of recognized prior service cost/(credit)	(31)	(29)	(41)	(60)	(83)
Amortization of recognized actuarial losses	93	93	87	186	174
Settlement losses/(gains)	2	(10)	2	(8)	5
Curtailment losses/(gains)	2	(1)	0	1	0
Special termination benefits	3	10	0	13	3
Net periodic benefit costs	24	15	17	39	36
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, except for 2Q20 and 6M20, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	4,305.9	1.4	1.3	0.0	0.0	0.0
Swaps	9,045.8	43.3	39.1	140.6	0.7	0.1
Options bought and sold (OTC)	884.8	13.0	12.8	0.0	0.0	0.0
Futures	341.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	140.1	0.1	0.2	0.0	0.0	0.0
Interest rate products	14,717.9	57.8	53.4	140.6	0.7	0.1
Forwards	996.1	7.8	6.6	21.0	0.2	0.0
Swaps	355.3	9.6	11.8	0.0	0.0	0.2
Options bought and sold (OTC)	240.3	2.4	2.7	0.0	0.0	0.0
Futures	17.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,609.8	19.8	21.1	21.0	0.2	0.2
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	121.3	1.9	4.7	0.0	0.0	0.0
Options bought and sold (OTC)	258.8	15.7	11.8	0.0	0.0	0.0
Futures	41.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	608.3	23.3	22.2	0.0	0.0	0.0
Equity/index-related products	1,031.0	40.9	39.0	0.0	0.0	0.0
Credit derivatives [2]	594.3	5.1	6.3	0.0	0.0	0.0
Forwards	16.0	0.2	0.2	0.0	0.0	0.0
Swaps	11.4	1.1	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	18.4	0.3	0.2	0.0	0.0	0.0
Futures	12.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.8	0.1	0.1	0.0	0.0	0.0
Other products [3]	70.5	1.7	1.1	0.0	0.0	0.0
Total derivative instruments	18,023.5	125.3	120.9	161.6	0.9	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 18,185.1 billion, CHF 126.2 billion and CHF 121.2 billion, respectively, as of June 30, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q20	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	5,221.5	2.7	2.8	0.0	0.0	0.0
Swaps	8,087.8	53.5	50.2	126.1	0.9	0.1
Options bought and sold (OTC)	968.6	18.2	18.0	0.0	0.0	0.0
Futures	296.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	116.1	0.5	0.6	0.0	0.0	0.0
Interest rate products	14,690.6	74.9	71.6	126.1	0.9	0.1
Forwards	928.4	10.1	11.8	13.9	0.1	0.1
Swaps	345.8	10.9	13.4	0.0	0.0	0.0
Options bought and sold (OTC)	236.3	3.4	3.7	0.0	0.0	0.0
Futures	8.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.0	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,520.3	24.4	28.9	13.9	0.1	0.1
Forwards	1.0	0.0	0.3	0.0	0.0	0.0
Swaps	167.6	4.3	8.8	0.0	0.0	0.0
Options bought and sold (OTC)	218.3	14.9	10.0	0.0	0.0	0.0
Futures	23.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	454.0	20.0	20.7	0.0	0.0	0.0
Equity/index-related products	864.4	39.2	39.8	0.0	0.0	0.0
Credit derivatives [2]	467.8	4.9	6.0	0.0	0.0	0.0
Forwards	12.2	0.3	0.2	0.0	0.0	0.0
Swaps	9.8	1.1	0.5	0.0	0.0	0.0
Options bought and sold (OTC)	14.8	0.3	0.2	0.0	0.0	0.0
Futures	4.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	11.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	52.6	1.8	1.0	0.0	0.0	0.0
Total derivative instruments	17,595.7	145.2	147.3	140.0	1.0	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 17,735.7 billion, CHF 146.2 billion and CHF 147.5 billion, respectively, as of December 31, 2020.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	2Q21	1Q21	2Q20	6M21	6M20
Interest rate products (CHF million)
Hedged items [1]	(288)	1,156	(205)	868	(2,374)
Derivatives designated as hedging instruments [1]	264	(1,096)	212	(832)	2,226
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2Q21					4Q20
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.6	0.0		0.0		0.4	0.0		0.0
Net loans	21.6	(0.1)		0.4		20.5	0.2		0.5
Liabilities (CHF billion)
Long-term debt	75.5	0.8		0.7		65.8	1.9		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2Q21	1Q21	2Q20	6M21	6M20
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(23)	(96)	21	(119)	288
Gains/(losses) reclassified from AOCI into interest and dividend income	7	3	0	10	(42)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	0	4	(5)	4	(84)
Trading revenues	0	0	0	0	(30)
Total other operating expenses	15	10	(5)	25	(11)
Gains/(losses) reclassified from AOCI into income	15	10	(5)	25	(41)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues	0	0	0	0	1	[1]
1 Related to the forward points of a foreign currency forward.
As of the end of 2Q21, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 50 million.
Net investment hedges
in	2Q21	1Q21	2Q20	6M21	6M20
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	7	(262)	(38)	(255)	481
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	0	9	0	9
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	2Q21				4Q20
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	2.4	0.0	0.4	2.8	3.0	0.0	0.4	3.4
Collateral posted	2.1	0.0	–	2.1	2.4	0.0	–	2.4
Impact of a three-notch downgrade event	0.5	0.0	0.1	0.6	0.5	0.0	0.2	0.7
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 14.3 billion and CHF 14.4 billion as of the end of 2Q21 and 4Q20 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2Q21							4Q20
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(55.4)	52.3		(3.1)	11.7		0.5	(52.5)	47.8		(4.7)	13.0		0.5
Non-investment grade	(32.3)	30.2		(2.1)	11.7		0.6	(28.5)	26.5		(2.0)	11.8		0.4
Total single-name instruments	(87.7)	82.5		(5.2)	23.4		1.1	(81.0)	74.3		(6.7)	24.8		0.9
of which sovereign	(13.1)	12.0		(1.1)	5.3		0.0	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(74.6)	70.5		(4.1)	18.1		1.1	(68.5)	62.7		(5.8)	19.5		0.9
Multi-name instruments (CHF billion)
Investment grade [2]	(141.6)	136.8		(4.8)	28.8		(0.4)	(99.5)	95.2		(4.3)	23.1		(0.7)
Non-investment grade	(34.1)	31.9		(2.2)	13.2	[3]	0.3	(24.3)	19.9		(4.4)	11.3	[3]	0.2
Total multi-name instruments	(175.7)	168.7		(7.0)	42.0		(0.1)	(123.8)	115.1		(8.7)	34.4		(0.5)
of which non-sovereign	(175.7)	168.7		(7.0)	42.0		(0.1)	(123.8)	115.1		(8.7)	34.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(197.0)	189.1		(7.9)	40.5		0.1	(152.0)	143.0		(9.0)	36.1		(0.2)
Non-investment grade	(66.4)	62.1		(4.3)	24.9		0.9	(52.8)	46.4		(6.4)	23.1		0.6
Total instruments	(263.4)	251.2		(12.2)	65.4		1.0	(204.8)	189.4		(15.4)	59.2		0.4
of which sovereign	(13.1)	12.0		(1.1)	5.3		0.0	(12.5)	11.6		(0.9)	5.3		0.0
of which non-sovereign	(250.3)	239.2		(11.1)	60.1		1.0	(192.3)	177.8		(14.5)	53.9		0.4
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q21	4Q20
Credit derivatives (CHF billion)
Credit protection sold	263.4	204.8
Credit protection purchased	251.2	189.4
Other protection purchased	65.4	59.2
Other instruments [1]	14.3	14.4
Total credit derivatives	594.3	467.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q21 (CHF billion)
Single-name instruments	13.7	69.9	4.1	87.7
Multi-name instruments	40.9	121.9	12.9	175.7
Total instruments	54.6	191.8	17.0	263.4
4Q20 (CHF billion)
Single-name instruments	14.0	62.7	4.3	81.0
Multi-name instruments	29.6	82.6	11.6	123.8
Total instruments	43.6	145.3	15.9	204.8

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q21 (CHF million)
Credit guarantees and similar instruments	2,411	1,921	4,332	4,268		20	2,195
Performance guarantees and similar instruments	4,484	2,868	7,352	6,223		38	2,706
Derivatives [2]	11,082	4,968	16,050	16,050		403	–	[3]
Other guarantees	4,102	2,131	6,233	6,189		61	3,705
Total guarantees	22,079	11,888	33,967	32,730		522	8,606
4Q20 (CHF million)
Credit guarantees and similar instruments	1,645	1,434	3,079	3,016		27	1,637
Performance guarantees and similar instruments	3,607	2,925	6,532	5,601		30	2,535
Derivatives [2]	10,531	6,042	16,573	16,573		380	–	[3]
Other guarantees	3,555	2,588	6,143	6,130		85	3,725
Total guarantees	19,338	12,989	32,327	31,320		522	7,897
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2020 to June 30, 2021 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value (LTV) ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2020 for a description of these commitments.
Other commitments
	2Q21						4Q20
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,446	82	4,528	4,279		2,469	3,915	97	4,012	3,963		2,404
Irrevocable loan commitments [2]	24,764	105,111	129,875	125,484		60,786	19,813	99,209	119,022	115,116		53,039
Forward reverse repurchase agreements	71	0	71	71		71	17	0	17	17		17
Other commitments	1,815	322	2,137	2,137		16	135	1,808	1,943	1,943		19
Total other commitments	31,096	105,515	136,611	131,971		63,342	23,880	101,114	124,994	121,039		55,479
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 144,958 million and CHF 130,877 million of unused credit limits as of the end of 2Q21 and 4Q20 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed CLOs, CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M21 and 6M20 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M21	6M20
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	0	30
Proceeds from transfer of assets	999	4,862
Cash received on interests that continue to be held	26	21
RMBS
Net gain [1]	62	22
Proceeds from transfer of assets	20,876	11,373
Purchases of previously transferred financial assets or its underlying collateral	(1,072)	0
Servicing fees	1	1
Cash received on interests that continue to be held	430	457
Other asset-backed financings
Net gain [1]	47	61
Proceeds from transfer of assets	6,802	4,766
Purchases of previously transferred financial assets or its underlying collateral	(699)	(638)
Fees [2]	81	72
Cash received on interests that continue to be held	7	11
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q21 and 4Q20, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q21	4Q20
CHF million
CMBS
Principal amount outstanding	16,247	17,421
Total assets of SPE	23,079	24,455
RMBS
Principal amount outstanding	58,318	47,324
Total assets of SPE	58,318	47,863
Other asset-backed financings
Principal amount outstanding	26,307	24,968
Total assets of SPE	55,188	50,817
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M21							6M20
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			92				1,337			172				1,646
of which level 2			82				1,019			158				1,465
of which level 3			10				318			14				181
Weighted-average life, in years			7.4				5.0			8.1				3.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	3.0	–	32.8			–	[2]	1.0	–	38.2
Cash flow discount rate (rate per annum), in % [3]	1.8	–	4.5		1.0	–	15.4	1.4	–	9.2		0.7	–	24.7
Expected credit losses (rate per annum), in % [4]	0.9	–	3.9		0.1	–	13.7	4.0	–	8.6		3.3	–	22.9
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q21 and 4Q20.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2Q21											4Q20
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			232				2,382			319				296				1,851			350
of which non-investment grade			38				330			18				36				631			23
Weighted-average life, in years			6.0				4.0			5.5				5.6				4.0			4.8
Prepayment speed assumption (rate per annum), in % [3]			–		5.2	–	30.0			–				–		4.0	–	50.1			–
Impact on fair value from 10% adverse change			–				(40.0)			–				–				(43.7)			–
Impact on fair value from 20% adverse change			–				(78.0)			–				–				(92.1)			–
Cash flow discount rate (rate per annum), in % [4]	1.7	–	31.5		0.7	–	29.7	0.3	–	28.0		0.6	–	38.2		0.3	–	39.7	0.7	–	27.7
Impact on fair value from 10% adverse change			(2.9)				(32.5)			(3.7)				(4.9)				(22.4)			(4.2)
Impact on fair value from 20% adverse change			(5.6)				(62.7)			(7.3)				(9.6)				(43.5)			(8.2)
Expected credit losses (rate per annum), in % [5]	0.9	–	13.0		0.2	–	28.6	0.3	–	28.0		0.4	–	14.7		0.6	–	39.6	0.7	–	26.8
Impact on fair value from 10% adverse change			(1.8)				(25.9)			(3.5)				(4.3)				(20.2)			(4.5)
Impact on fair value from 20% adverse change			(3.5)				(50.2)			(6.8)				(8.5)				(39.2)			(8.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q21 and 4Q20.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q21	4Q20
CHF million
Other asset-backed financings
Trading assets	721	496
Other assets	198	246
Liability to SPE, included in other liabilities	(919)	(742)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q21 and 4Q20.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q21	4Q20
CHF billion
Government debt securities	15.8	12.1
Corporate debt securities	8.6	7.7
Asset-backed securities	4.3	6.0
Other	3.0	1.9
Securities sold under repurchase agreements	31.7	27.7
Government debt securities	0.2	0.4
Corporate debt securities	0.3	0.1
Equity securities	3.3	3.5
Other	0.0	0.1
Securities lending transactions	3.8	4.1
Government debt securities	4.7	5.8
Corporate debt securities	4.4	5.6
Equity securities	29.4	39.3
Other	0.2	0.1
Obligation to return securities received as collateral, at fair value	38.7	50.8
Total	74.2	82.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q21 (CHF billion)
Securities sold under repurchase agreements	3.4		16.4		2.6	9.3	31.7
Securities lending transactions	3.8		0.0		0.0	0.0	3.8
Obligation to return securities received as collateral, at fair value	38.6		0.0		0.0	0.1	38.7
Total	45.8		16.4		2.6	9.4	74.2
4Q20 (CHF billion)
Securities sold under repurchase agreements	5.8		11.8		5.9	4.2	27.7
Securities lending transactions	4.0		0.0		0.1	0.0	4.1
Obligation to return securities received as collateral, at fair value	50.2		0.3		0.3	0.0	50.8
Total	60.0		12.1		6.3	4.2	82.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 215 days as of the end of 2Q21. Alpine’s CP was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, solar loans and leases, aircraft loans and leases and car loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q21 and 4Q20.

Consolidated VIEs in which the Group was the primary beneficiary
		Financial intermediation
end of	CP Conduit	Securi- tizations	Funds	Loans	Other		Total
2Q21 (CHF million)
Cash and due from banks	0	39	16	21	171		247
Trading assets	0	1,068	54	788	6		1,916
Other investments	0	0	109	877	245		1,231
Net loans	603	0	61	22	0		686
Other assets	24	540	31	82	811		1,488
of which loans held-for-sale	0	57	26	0	0		83
of which premises and equipment	0	0	0	29	0		29
Total assets of consolidated VIEs	627	1,647	271	1,790	1,233		5,568
Customer deposits	0	0	0	0	1		1
Trading liabilities	0	0	0	9	0		9
Short-term borrowings	4,700	29	0	0	1,755	[1]	6,484
Long-term debt	93	1,180	0	3	43		1,319
Other liabilities	70	1	4	70	92		237
Total liabilities of consolidated VIEs	4,863	1,210	4	82	1,891		8,050
4Q20 (CHF million)
Cash and due from banks	0	23	22	37	8		90
Trading assets	0	1,255	50	840	19		2,164
Other investments	0	0	129	920	202		1,251
Net loans	653	0	51	29	167		900
Other assets	21	979	15	82	779		1,876
of which loans held-for-sale	0	462	10	0	0		472
of which premises and equipment	0	0	0	30	4		34
Total assets of consolidated VIEs	674	2,257	267	1,908	1,175		6,281
Customer deposits	0	0	0	0	1		1
Trading liabilities	0	0	0	10	0		10
Short-term borrowings	4,178	0	0	0	0		4,178
Long-term debt	0	1,701	0	10	35		1,746
Other liabilities	53	1	3	73	78		208
Total liabilities of consolidated VIEs	4,231	1,702	3	93	114		6,143
1 Reflects the Group’s MCNs outstanding as of the end of 2Q21; these MCNs were issued by Credit Suisse Group (Guernsey) VII Limited, a consolidated VIE of the Group.

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2020 for further information on non-consolidated VIEs.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2Q21 (CHF million)
Trading assets	257	0		4,480	921	24	7,930	13,612
Net loans	631	547		365	2,770	8,778	1,375	14,466
Other assets	7	0		302	177	0	546	1,032
Total variable interest assets	895	547		5,147	3,868	8,802	9,851	29,110
Maximum exposure to loss	1,532	5,966		7,887	3,868	13,568	10,593	43,414
Total assets of non-consolidated VIEs	11,001	12,544		106,170	163,757	37,131	31,092	361,695
4Q20 (CHF million)
Trading assets	250	0		4,500	1,113	66	8,617	14,546
Net loans	357	371		734	1,967	6,989	939	11,357
Other assets	2	0		3	119	0	344	468
Total variable interest assets	609	371		5,237	3,199	7,055	9,900	26,371
Maximum exposure to loss	852	5,538		7,329	3,199	11,235	10,226	38,379
Total assets of non-consolidated VIEs	8,553	11,148		127,785	89,686	26,186	33,140	296,498
1 Includes liquidity facilities provided to third-party CP conduits through Alpine Securities Ltd.
31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	141	0	–		–		141
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	69,465	0	–		–		69,465
Securities received as collateral	33,337	5,265	84	–		–		38,686
Trading assets	63,367	161,743	5,938	(101,348)		805		130,505
of which debt securities	11,267	44,628	1,655	–		70		57,620
of which foreign governments	10,885	11,376	40	–		–		22,301
of which corporates	265	9,854	889	–		70		11,078
of which RMBS	0	20,528	477	–		–		21,005
of which equity securities	41,037	2,172	282	–		735		44,226
of which derivatives	9,422	113,199	2,883	(101,348)		–		24,156
of which interest rate products	1,212	55,831	805	–		–		–
of which foreign exchange products	220	19,512	139	–		–		–
of which equity/index-related products	7,941	32,473	490	–		–		–
of which other derivatives	0	147	1,073	–		–		–
of which other trading assets	1,641	1,744	1,118	–		–		4,503
Investment securities	35	759	0	–		–		794
Other investments	13	7	2,231	–		496		2,747
of which other equity investments	13	7	1,353	–		374		1,747
of which life finance instruments	0	0	877	–		–		877
Loans	0	8,173	2,928	–		–		11,101
of which commercial and industrial loans	0	1,712	1,411	–		–		3,123
of which financial institutions	0	3,958	643	–		–		4,601
Other intangible assets (mortgage servicing rights)	0	0	189	–		–		189
Other assets	155	9,191	1,436	(440)		–		10,342
of which failed purchases	126	1,590	12	–		–		1,728
of which loans held-for-sale	0	6,433	1,287	–		–		7,720
Total assets at fair value	96,907	254,744	12,806	(101,788)		1,301		263,970
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	330	0	–		–		330
Customer deposits	0	3,489	432	–		–		3,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	10,983	0	–		–		10,983
Obligation to return securities received as collateral	33,337	5,265	84	–		–		38,686
Trading liabilities	24,903	113,684	3,035	(108,650)		–		32,972
of which debt securities	3,230	4,823	0	–		–		8,053
of which foreign governments	3,131	1,002	0	–		–		4,133
of which equity securities	12,134	141	41	–		–		12,316
of which derivatives	9,539	108,720	2,994	(108,650)		–		12,603
of which interest rate products	1,184	52,087	142	–		–		–
of which foreign exchange products	176	20,973	62	–		–		–
of which equity/index-related products	8,127	29,144	1,738	–		–		–
Short-term borrowings	0	7,448	1,106	–		–		8,554
Long-term debt	0	59,763	9,673	–		–		69,436
of which structured notes over one year and up to two years	0	11,742	2,124	–		–		13,866
of which structured notes over two years	0	24,088	6,777	–		–		30,865
of which high-trigger instruments	0	11,080	0	–		–		11,080
Other liabilities	90	7,557	535	(271)		–		7,911
Total liabilities at fair value	58,330	208,519	14,865	(108,921)		–		172,793
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	525	0	–		–		525
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	57,994	0	–		–		57,994
Securities received as collateral	44,074	6,598	101	–		–		50,773
Trading assets	87,710	181,166	7,535	(119,731)		658		157,338
of which debt securities	16,321	45,766	2,253	–		55		64,395
of which foreign governments	15,908	11,909	140	–		–		27,957
of which corporates	353	9,799	1,270	–		55		11,477
of which RMBS	0	20,882	557	–		–		21,439
of which equity securities	60,044	2,466	124	–		603		63,237
of which derivatives	9,297	132,054	3,911	(119,731)		–		25,531
of which interest rate products	3,036	71,043	733	–		–		–
of which foreign exchange products	42	24,259	143	–		–		–
of which equity/index-related products	6,150	31,945	1,186	–		–		–
of which other derivatives	22	110	1,079	–		–		–
of which other trading assets	2,048	880	1,247	–		–		4,175
Investment securities	2	605	0	–		–		607
Other investments	13	6	3,054	–		721		3,794
of which other equity investments	13	6	2,132	–		608		2,759
of which life finance instruments	0	0	920	–		–		920
Loans	0	7,739	3,669	–		–		11,408
of which commercial and industrial loans	0	2,187	1,347	–		–		3,534
of which financial institutions	0	3,506	1,082	–		–		4,588
Other intangible assets (mortgage servicing rights)	0	0	180	–		–		180
Other assets	137	7,315	1,825	(904)		–		8,373
of which failed purchases	109	1,229	51	–		–		1,389
of which loans held-for-sale	0	4,870	1,576	–		–		6,446
Total assets at fair value	131,936	261,948	16,364	(120,635)		1,379		290,992
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	413	0	–		–		413
Customer deposits	0	3,895	448	–		–		4,343
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,594	0	–		–		13,594
Obligation to return securities received as collateral	44,074	6,598	101	–		–		50,773
Trading liabilities	33,544	137,947	4,246	(129,867)		1		45,871
of which equity securities	20,527	111	55	–		1		20,694
of which derivatives	10,536	132,885	4,191	(129,867)		–		17,745
of which interest rate products	3,264	68,159	169	–		–		–
of which foreign exchange products	51	28,819	72	–		–		–
of which equity/index-related products	7,149	30,612	2,010	–		–		–
of which credit derivatives	0	4,663	1,335	–		–		–
Short-term borrowings	0	10,039	701	–		–		10,740
Long-term debt	0	63,708	7,268	–		–		70,976
of which structured notes over one year and up to two years	0	11,787	1,133	–		–		12,920
of which structured notes over two years	0	28,330	5,526	–		–		33,856
of which high-trigger instruments	0	10,586	0	–		–		10,586
Other liabilities	0	6,678	1,271	(169)		–		7,780
Total liabilities at fair value	77,618	242,872	14,035	(130,036)		1		204,490
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading assets	7,535	594	(1,635)	2,472	(2,976)	508	(1,119)	39	140	0	0	0	0	380	5,938	128
of which debt securities	2,253	296	(736)	1,859	(2,285)	0	0	(7)	138	0	0	0	0	137	1,655	103
of which corporates	1,270	137	(176)	1,403	(1,913)	0	0	(5)	95	0	0	0	0	78	889	99
of which derivatives	3,911	179	(856)	0	0	508	(1,033)	29	(30)	0	0	0	0	175	2,883	72
of which interest rate products	733	59	(81)	0	0	114	(59)	0	18	0	0	0	0	21	805	54
of which other derivatives	1,079	0	0	0	0	153	(157)	0	(55)	0	0	0	0	53	1,073	(60)
of which other trading assets	1,247	22	(32)	493	(617)	0	(86)	10	21	0	0	0	0	60	1,118	(47)
Other investments	3,054	3	(753)	20	(473)	0	0	0	(17)	0	318	0	0	79	2,231	43
of which other equity investments	2,132	0	(753)	3	(375)	0	0	0	(6)	0	318	0	0	34	1,353	52
of which life finance instruments	920	0	0	17	(94)	0	0	0	(11)	0	0	0	0	45	877	18
Loans	3,669	22	(533)	357	(73)	162	(946)	8	85	0	1	0	0	176	2,928	25
of which commercial and industrial loans	1,347	22	(12)	10	(31)	119	(184)	14	57	0	1	0	0	68	1,411	36
of which financial institutions	1,082	0	(222)	0	(42)	32	(296)	3	40	0	0	0	0	46	643	4
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(22)	0	0	9	189	(22)
Other assets	1,825	164	(451)	2,500	(2,176)	77	(573)	13	(42)	0	0	0	0	99	1,436	(76)
of which loans held-for-sale	1,576	164	(409)	2,469	(2,137)	77	(571)	11	19	0	0	0	0	88	1,287	(41)
Total assets at fair value	16,364	783	(3,372)	5,435	(5,784)	747	(2,638)	60	166	0	297	0	0	748	12,806	98
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(8)	0	0	0	(13)	5	432	10
Obligation to return securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading liabilities	4,246	584	(1,961)	80	(24)	710	(1,138)	152	169	0	0	0	0	217	3,035	779
of which derivatives	4,191	566	(1,961)	69	(4)	710	(1,138)	152	193	0	0	0	0	216	2,994	781
of which equity/index-related derivatives	2,010	427	(1,049)	0	0	350	(527)	151	265	0	0	0	0	111	1,738	529
Short-term borrowings	701	155	(207)	0	0	930	(608)	(1)	95	0	0	0	0	41	1,106	67
Long-term debt	7,268	2,715	(2,046)	0	0	4,401	(3,119)	62	(4)	0	4	(3)	(30)	425	9,673	210
of which structured notes over one year and up to two years	1,133	1,165	(732)	0	0	1,127	(771)	39	97	0	0	0	(1)	67	2,124	39
of which structured notes over two years	5,526	1,532	(1,287)	0	0	3,020	(2,227)	24	(109)	0	0	(2)	(29)	329	6,777	(59)
Other liabilities	1,271	7	(552)	24	(46)	59	(424)	8	(8)	107	38	0	0	51	535	2
Total liabilities at fair value	14,035	3,461	(4,766)	168	(156)	6,100	(5,289)	221	244	107	42	(3)	(43)	744	14,865	1,068
Net assets/(liabilities) at fair value	2,329	(2,678)	1,394	5,267	(5,628)	(5,353)	2,651	(161)	(78)	(107)	255	3	43	4	(2,059)	(970)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M21, changes in net unrealized gains/(losses) of CHF (1,011) million and CHF 25 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 16 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M20	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading assets	7,885	2,489	(1,502)	4,272	(4,657)	1,290	(1,625)	169	796	(1)	0	0	0	(319)	8,797	1,076
of which debt securities	1,923	1,654	(708)	2,527	(2,000)	0	0	59	(122)	0	0	0	0	(135)	3,198	(19)
of which corporates	1,128	559	(564)	1,718	(1,230)	0	0	67	42	0	0	0	0	(78)	1,642	96
of which RMBS	317	902	(70)	557	(525)	0	0	(4)	(70)	0	0	0	0	(5)	1,102	(55)
of which derivatives	3,534	719	(629)	0	0	1,290	(1,606)	111	834	(1)	0	0	0	(151)	4,101	999
of which equity/index-related products	1,040	220	(240)	0	0	345	(597)	35	345	0	0	0	0	(81)	1,067	361
of which credit derivatives	879	379	(305)	0	0	700	(771)	100	211	0	0	0	0	(21)	1,172	325
of which other derivatives	909	0	0	0	0	155	(165)	0	207	0	0	0	0	(21)	1,085	210
of which other trading assets	2,231	100	(144)	1,707	(2,639)	0	(19)	(1)	151	0	0	0	0	(30)	1,356	11
Other investments	2,523	2	0	371	(107)	0	0	0	95	0	(19)	0	0	(26)	2,839	38
of which other equity investments	1,463	1	0	354	(19)	0	0	0	(11)	0	(18)	0	0	(5)	1,765	(35)
of which life finance instruments	1,052	0	0	17	(88)	0	0	0	106	0	0	0	0	(21)	1,066	74
Loans [2]	3,835	641	(375)	90	(479)	742	(569)	38	(336)	0	0	0	0	(74)	3,513	(296)
of which commercial and industrial loans [2]	1,401	390	(137)	45	(282)	447	(173)	3	(194)	0	0	0	0	(27)	1,473	(205)
of which financial institutions	1,201	44	(94)	0	(32)	275	(211)	13	(70)	0	0	0	0	(26)	1,100	(77)
Other intangible assets (mortgage servicing rights)	244	0	0	0	0	0	0	0	0	0	(31)	0	0	(4)	209	(31)
Other assets	1,846	1,432	(383)	2,400	(2,260)	282	(543)	16	(60)	0	0	0	0	(149)	2,581	(6)
of which loans held-for-sale	1,619	1,409	(339)	2,373	(2,259)	282	(543)	(8)	(87)	0	0	0	0	(143)	2,304	(87)
Total assets at fair value	16,334	4,564	(2,260)	7,306	(7,504)	2,314	(2,737)	223	495	(1)	(50)	0	0	(575)	18,109	781
Liabilities (CHF million)
Customer deposits	474	0	0	0	0	0	(27)	0	35	0	0	0	(22)	(27)	433	9
Obligation to return securities received as collateral	1	0	0	173	(1)	0	0	0	0	0	0	0	0	(3)	170	0
Trading liabilities	3,854	513	(904)	210	(195)	1,602	(1,276)	184	(151)	(5)	0	0	0	(105)	3,727	577
of which derivatives	3,801	497	(904)	0	(3)	1,602	(1,276)	184	(136)	(5)	0	0	0	(103)	3,657	575
of which equity/index-related derivatives	1,921	126	(493)	0	0	585	(486)	69	(262)	0	0	0	0	(59)	1,401	274
of which credit derivatives	1,211	333	(373)	0	0	896	(574)	117	(21)	0	0	0	0	(31)	1,558	135
Short-term borrowings	997	52	(200)	0	0	470	(706)	(2)	(118)	0	0	0	0	(13)	480	(40)
Long-term debt	12,610	1,843	(5,514)	0	0	4,294	(3,614)	461	(1,241)	0	0	87	(166)	(269)	8,491	(110)
of which structured notes over one year and up to two years	891	186	(423)	0	0	632	(435)	28	(111)	0	0	1	5	(18)	756	(30)
of which structured notes over two years	11,458	707	(5,077)	0	0	3,631	(3,140)	433	(1,138)	0	0	87	(170)	(245)	6,546	(89)
Other liabilities	1,385	168	(112)	195	(227)	64	(289)	(27)	(15)	0	86	0	0	(27)	1,201	43
Total liabilities at fair value	19,321	2,576	(6,730)	578	(423)	6,430	(5,912)	616	(1,490)	(5)	86	87	(188)	(444)	14,502	479
Net assets/(liabilities) at fair value	(2,987)	1,988	4,470	6,728	(7,081)	(4,116)	3,175	(393)	1,985	4	(136)	(87)	188	(131)	3,607	302
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M20, changes in net unrealized gains/(losses) of CHF 289 million and CHF (36) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 49 million were recorded in Gains/(losses) on liabilities relating to credit risk in Accumulated other comprehensive income/(loss).

2 Includes an adjustment of CHF 118 million reflecting the impact of applying the fair value option on certain loans (previously held at amortized cost) at the adoption of the ASU 2019-05.

140 / 141

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 6M21 were CHF 783 million, primarily from trading assets. These transfers were primarily in the credit and securitized products businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M21 were CHF 3,372 million, primarily in trading assets, other investments and loans. These transfers were mainly related to global trading solutions and securitized products businesses, due to improved observability of pricing data and increased availability of pricing information from external providers, and the Group’s equity investment in Allfunds Group, following its IPO.
Transfers into level 3 assets during 2Q21 were CHF 385 million, primarily from trading assets. These transfers were primarily in the credit and securitized products businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q21 were CHF 1,611 million, primarily in other investments and trading assets. These transfers were mainly related to the securitized products business, due to improved observability of pricing data and increased availability of pricing information from external providers, and the Group’s equity investment in Allfunds Group, following its IPO.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, correlation, dividend yield, funding spread, mean reversion, mortality rate, price, recovery rate, volatility or unadjusted NAV, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), prepayment rate or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, fund gap risk, gap risk, market implied life expectancy, mortality rate or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, discount rate, dividend yield, funding spread, mean reversion, prepayment rate, unadjusted NAV or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 2Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	5,938
of which debt securities	1,655
of which corporates	889
of which	172	Discounted cash flow	Credit spread, in bp		40	973	1,928
			Price, in %		0	100	28
			Recovery rate, in %		1	1	0
of which	12	Market comparable	Price, in %		0	100	63
of which	641	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(85)	100	68
			Credit spread, in bp		(4)	105	81
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	137	18
of which	5	Vendor price	Price, in actuals		0	153	135
of which	55	Price	Price, in %		32	116	86
of which derivatives	2,883
of which interest rate products	805
of which	7	Discounted cash flow	Prepayment rate, in %		3	10	6
			Volatility, in %		93	97	95
of which	756	Option model	Correlation, in %		1	100	8
			Mean reversion, in %	[2]	(55)	(8)	0
			Prepayment rate, in %		3	28	10
			Volatility, in %		(3)	1	0
of which other derivatives	1,073	Discounted cash flow	Market implied life expectancy, in years		2	15	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,118
of which	728	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	256	Market comparable	Price, in %		0	125	28
of which	133	Option model	Mortality rate, in %		0	70	6
Other investments	2,231
of which other equity investments	1,353
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	326	Price	Price, in %		100	100	100
			Price, in actuals		1	1,244	425
of which life finance instruments	877	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	2,928
of which commercial and industrial loans	1,411
of which	724	Discounted cash flow	Credit spread, in bp		146	2,014	589
of which	597	Price	Credit spread, in bp		300	300	300
			Price, in %		7	100	77
of which financial institutions	643
of which	529	Discounted cash flow	Credit spread, in bp		164	1,615	622
of which	113	Price	Price, in %		10	61	28
Other assets	1,436
of which loans held-for-sale	1,287
of which	354	Discounted cash flow	Credit spread, in bp		279	932	325
of which	885	Market comparable	Price, in %		0	152	81
of which	17	Price	Price, in %		0	63	53
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 4Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	7,535
of which debt securities	2,253
of which corporates	1,270
of which	386	Discounted cash flow	Credit spread, in bp		(9)	1,509	1,007
of which	321	Market comparable	Price, in %		0	227	95
of which	416	Option model	Correlation, in %		(50)	100	55
			Gap risk, in %	[2]	0	2	0
			Recovery rate, in %		40	40	40
			Volatility, in %		0	158	23
of which	71	Vendor price	Price, in actuals		0	2,292	1,654
			Unadjusted NAV, in actuals		1	1	1
of which derivatives	3,911
of which equity/index-related products	1,186	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	58
			Gap risk, in %	[2]	0	4	0
			Volatility, in %		(2)	158	24
of which other derivatives	1,079	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		72	137	98
of which other trading assets	1,247
of which	766	Discounted cash flow	Market implied life expectancy, in years		3	14	7
Other investments	3,054
of which other equity investments	2,132
of which	840	Discounted cash flow	Discount rate, in %		9	9	9
			Terminal growth rate, in %		3	3	3
of which	118	Market comparable	Price, in %		100	100	100
of which	974	Adjusted NAV	Price, in actuals		310	310	310
of which	110	Vendor price	Price, in actuals		1	1,249	713
of which life finance instruments	920	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	3,669
of which commercial and industrial loans	1,347
of which	908	Discounted cash flow	Credit spread, in bp		237	1,480	554
			Recovery rate, in %		25	25	25
of which	338	Market comparable	Price, in %		0	100	70
	72	Option model	Pre-IPO intrinsic option, in actuals		100	100	100
of which financial institutions	1,082
of which	674	Discounted cash flow	Credit spread, in bp		192	1,698	612
			Recovery rate, in %		25	40	25
of which	190	Market comparable	Price, in %		0	100	54
Other assets	1,825
of which loans held-for-sale	1,576
of which	296	Discounted cash flow	Credit spread, in bp		246	506	343
			Recovery rate, in %		1	40	34
of which	1,277	Market comparable	Price, in %		0	111	71
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 2Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	3,035
of which derivatives	2,994
of which equity/index-related derivatives	1,738
of which	3	Market comparable	Price, in actuals		0	34	30
of which	1,688	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(85)	100	67
			Dividend yield, in %		1	8	4
			Unadjusted NAV, in actuals		42	3,544	876
			Volatility, in %		(3)	137	18
of which	46	Price	Price, in actuals		0	1,636	1
Short-term borrowings	1,106
of which	44	Discounted cash flow	Credit spread, in bp		104	1,036	788
of which	968	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(85)	100	68
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		0	137	16
of which	12	Price	Price, in %		59	59	59
Long-term debt	9,673
of which structured notes over one year and up to two years	2,124
of which	12	Discounted cash flow	Credit spread, in bp		40	40	40
of which	2,110	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(85)	100	69
			Credit spread, in bp		(4)	105	81
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	4	1
			Unadjusted NAV, in actuals		42	3,544	876
			Volatility, in %		0	137	18
of which structured notes over two years	6,777
of which	110	Discounted cash flow	Credit spread, in bp		2	309	84
of which	6,521	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(85)	100	68
			Credit spread, in bp		(4)	105	81
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		42	3,544	876
			Volatility, in %		0	137	14
of which	12	Price	Price, in %		4	26	21
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 4Q20	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	4,246
of which derivatives	4,191
of which equity/index-related derivatives	2,010	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	58
			Volatility, in %		(2)	158	27
of which credit derivatives	1,335
of which	738	Discounted cash flow	Correlation, in %		37	45	44
			Credit spread, in bp		0	1,468	391
			Default rate, in %		0	7	3
			Discount rate, in %		6	19	14
			Funding spread, in bp		55	183	120
			Loss severity, in %		0	100	68
			Prepayment rate, in %		0	9	7
			Recovery rate, in %		12	81	38
of which	520	Market comparable	Price, in %		84	116	99
of which	12	Option model	Correlation, in %		49	50	50
			Credit spread, in bp		13	865	250
Short-term borrowings	701
of which	58	Discounted cash flow	Credit spread, in bp		(4)	992	722
			Recovery rate, in %		35	40	39
of which	508	Option model	Buyback probability, in %		50	100	66
			Correlation, in %		(50)	100	56
			Fund gap risk, in %	[3]	0	2	0
			Volatility, in %		3	158	30
Long-term debt	7,268
of which structured notes over one year and up to two years	1,133
of which	48	Discounted cash flow	Credit spread, in bp		35	189	52
			Recovery rate, in %		25	25	25
of which	1,051	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Fund gap risk, in %	[3]	0	2	0
			Gap risk, in %		0	4	1
			Volatility, in %		0	158	24
of which structured notes over two years	5,526
of which	1,380	Discounted cash flow	Credit spread, in bp		(14)	481	58
			Recovery rate, in %		23	40	38
of which	9	Market comparable	Price, in %		27	46	27
of which	3,961	Option model	Buyback probability, in %	[2]	50	100	66
			Correlation, in %		(50)	100	55
			Gap risk, in %	[3]	0	2	0
			Mean reversion, in %	[4]	(10)	0	(5)
			Volatility, in %		0	158	21
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2Q21			4Q20
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69,465	69,314	151	57,994	57,895	99
Loans	11,101	11,804	(703)	11,408	12,079	(671)
Other assets [1]	9,448	12,122	(2,674)	7,834	10,090	(2,256)
Due to banks and customer deposits	(538)	(471)	(67)	(578)	(489)	(89)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(10,983)	(10,982)	(1)	(13,594)	(13,578)	(16)
Short-term borrowings	(8,554)	(8,556)	2	(10,740)	(10,632)	(108)
Long-term debt [2]	(69,436)	(71,204)	1,768	(70,976)	(73,842)	2,866
Other liabilities	(883)	(1,844)	961	(616)	(1,569)	953

Non-performing and non-interest-earning loans [3]	591	3,543	(2,952)	543	3,364	(2,821)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.

Gains and losses on financial instruments
	6M21		6M20
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	18	[1]	1	[1]
of which related to credit risk	8		(6)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	306	[1]	789	[1]
Other investments	293	[2]	205	[3]
of which related to credit risk	0		1
Loans	277	[1]	(247)	[3]
of which related to credit risk	59		(575)
Other assets	405	[1]	416	[1]
of which related to credit risk	173		(19)
Due to banks and customer deposits	(37)	[3]	(39)	[3]
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(29)	[1]	(82)	[1]
Short-term borrowings	(406)	[3]	(16)	[3]
of which related to credit risk	(1)		1
Long-term debt	(3,802)	[3]	1,270	[3]
of which related to credit risk	0		14
Other liabilities	120	[2]	(102)	[3]
of which related to credit risk	67		(124)
1 Primarily recognized in net interest income.
2 Primarily recognized in other revenues.
3 Primarily recognized in trading revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2Q21	Cumulative	2Q20		2Q21	2Q20
Financial instruments (CHF million)
Customer deposits	(1)	(64)	(15)		0	0
Short-term borrowings	3	(55)	(24)		0	0
Long-term debt	(518)	(2,464)	(3,150)		31	22
of which treasury debt over two years	(523)	(1,121)	(1,632)		0	0
of which structured notes over two years	(9)	(1,252)	(1,253)		31	22
Total	(516)	(2,583)	(3,189)		31	22
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	25,179	0	25,180	0	25,180
Loans	285,192	0	280,554	13,252	293,806
Other financial assets [1]	161,682	145,446	16,030	288	161,764
Financial liabilities
Due to banks and customer deposits	413,995	239,202	174,860	0	414,062
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9,941	0	9,941	0	9,941
Short-term borrowings	13,813	0	13,813	0	13,813
Long-term debt	100,790	0	100,867	2,968	103,835
Other financial liabilities [2]	14,389	0	13,950	406	14,356
4Q20 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,139	0	21,139	0	21,139
Loans	277,137	0	272,660	14,534	287,194
Other financial assets [1]	155,266	138,672	16,315	303	155,290
Financial liabilities
Due to banks and customer deposits	402,589	234,700	167,924	0	402,624
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,256	0	10,256	0	10,256
Short-term borrowings	10,128	0	10,128	0	10,128
Long-term debt	90,111	0	90,897	2,317	93,214
Other financial liabilities [2]	16,012	0	15,567	412	15,979
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q21	4Q20
CHF million
Total assets pledged or assigned as collateral	116,523	144,355
of which encumbered	55,154	82,950	[1]
1 Prior period has been corrected.
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q21	4Q20	[1]
CHF million
Fair value of collateral received with the right to sell or repledge	370,803	385,515
of which sold or repledged	135,894	158,567
1 Prior period has been corrected.
33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2020 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 40 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.2 billion.
In 2Q21, the Group recorded net litigation provisions of CHF 265 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Government and regulatory related matters
DOJ RMBS settlement
As previously disclosed, on January 18, 2017, Credit Suisse Securities (USA) LLC (CSS LLC) and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice (DOJ) related to its legacy residential mortgage-backed securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. Credit Suisse currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures and that it may only complete them by 2026 or later, subject to market conditions and the Group’s risk appetite. In light of Credit Suisse’s current plans as to how it will satisfy these obligations, Credit Suisse expects to incur additional costs beyond those previously anticipated in relation to satisfying those obligations. The amount of consumer relief Credit Suisse must provide also will increase after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
NJAG litigation
On June 17, 2021, in the civil action filed against CSS LLC and affiliated entities in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ) by the New Jersey Attorney General (NJAG), on behalf of the State of New Jersey, the SCNJ entered orders granting the motion for partial summary judgment filed by the NJAG and denying the cross-motion for partial summary judgment filed by CSS LLC and its affiliates.
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Repurchase litigations
On May 6, 2021, in the action brought by Home Equity Asset Trust 2007-1 against DLJ Mortgage Capital, Inc. (DLJ), in which plaintiff alleges damages of not less than USD 420 million, following oral argument before the New York State Court of Appeals in DLJ’s appeal from the denial of its motion for partial summary judgment, the New York State Court of Appeals ordered re-argument of the appeal. On June 1, 2021, the Supreme Court for the State of New York, New York County (SCNY) postponed the commencement of the trial that had been scheduled to begin on October 11, 2021 until May 31, 2022. The commencement of the trial remains subject to the final resolution of DLJ’s summary judgment appeal.
On June 4, 2021, following the parties’ April 19, 2021 settlement of the actions, which remains subject to approval in a trust instruction proceeding to be brought in Minnesota state court by the trustee of the plaintiff trusts, the SCNY vacated the trial that had been scheduled to begin on January 10, 2022 in two consolidated actions filed against DLJ and its affiliate Select Portfolio Servicing, Inc.: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million.
Bank loan litigation
On June 25, 2021, in the Texas state court action against CSS LLC and certain of its affiliates brought by entities related to Highland Capital Management LP, the trial court entered a new judgment. This new judgment followed the Texas Supreme Court’s decision that reversed a portion of the September 4, 2015 judgment and dismissed various claims, but left standing the separate December 2014 jury verdict for plaintiff on its claims for fraudulent inducement by affirmative misrepresentation and remanded the case back to the trial court for further proceedings related to the calculation of damages and interest. The new judgment of June 25, 2021 awarded plaintiff a total of approximately USD 121 million. CSS LLC and its affiliates filed a notice of appeal from the judgment on July 23, 2021.
Rates-related matters
Regulatory Matters
On July 8, 2021, in the investigation by the European Commission alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their supranational, sub-sovereign and agency (SSA) bonds trading business, Credit Suisse appealed the April 28, 2021 decision imposing a fine of EUR 11.9 million to the EU General Court.
Civil litigation
USD ICE LIBOR litigation
On June 3, 2021, in the civil action brought in the US District Court for the Northern District of California alleging that members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, manipulated ICE LIBOR to profit from variable interest loans and credit cards, the court denied defendants’ motion to transfer the case to the US District Court for the Southern District of New York (SDNY).
Treasury markets litigation
On May 14, 2021, in the consolidated putative class action relating to the US treasury markets, plaintiffs filed an amended complaint against CSS LLC, Credit Suisse International (CSI) and other defendants. On July 20, 2021, the SDNY entered a stipulation voluntarily dismissing CSI.
SSA bonds litigation
On July 19, 2021, in the consolidated class action litigation brought in the SDNY relating to SSA bonds, the United States Circuit Court of Appeals for the Second Circuit affirmed the SDNY’s September 30, 2019 and March 18, 2020 decisions granting defendants’ motions to dismiss.
Government-sponsored entity bonds litigation
In the four civil actions brought in the US District Court for the Middle District of Louisiana, the parties entered into an agreement to settle all claims. On June 9, 2021, plaintiffs voluntarily dismissed each action.
Credit default swap auction litigation
On June 30, 2021, Credit Suisse Group AG and affiliates, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap final auction prices.
OTC trading cases
On June 29, 2021, in the putative class action brought against certain Credit Suisse AG affiliates, as well as other financial institutions, alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, defendants filed their opposition to plaintiffs’ motion for class certification.
External asset manager matter
On April 15, 2021, the Geneva Prosecutor’s Office issued an order closing and discontinuing the criminal investigation against Credit Suisse AG and its employees in connection with alleged criminal offenses committed by an external asset manager based in Geneva. In May 2021, Credit Suisse completed the second and final stage of the settlement with affected clients.

Mozambique matter
Credit Suisse is in ongoing dialogue with regulatory and enforcement authorities regarding their inquiries into certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique.
The English High Court has scheduled trial to begin in October 2023 in the litigation filed by the Republic of Mozambique against certain Credit Suisse entities, three former employees and several other unrelated entities.
On June 3, 2021, United Bank for Africa PLC, a member of the ProIndicus syndicate, brought a claim against certain Credit Suisse entities seeking, contingent on the Republic of Mozambique’s claim, a declaration that Credit Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee. The Credit Suisse entities filed their defense to this claim on July 1, 2021.
ETN-related litigation
On June 4, 2021, in the individual action brought in the SDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), which asserts claims similar to those brought in the consolidated class action complaint as well as additional claims under Pennsylvania state law, plaintiff filed an amended complaint. On July 19, 2021, Credit Suisse AG filed a motion to dismiss.
Bulgarian former clients matter
Following charges brought in 2020 by the Swiss Office of the Attorney General against Credit Suisse AG and other parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts, the Swiss Federal Criminal Court has scheduled trial to take place in February 2022.
SCFF and Archegos matters
We have received requests for documents and information in connection with inquiries, investigations and/or actions relating to the supply chain finance fund (SCFF) and/or Archegos matters by FINMA, the DOJ, the US Securities and Exchange Commission (SEC), the US Federal Reserve, the Commodity Futures Trading Commission (CFTC), the US Senate Banking Committee, the UK Financial Conduct Authority (FCA) and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities on these matters. In connection with FINMA’s enforcement actions, third parties appointed by it will conduct investigations into these matters. The Luxembourg Commission de Surveillance du Secteur Financier (CSSF) has also announced its intention to review the SCFF matter through a third party.
On April 16, 2021, Credit Suisse Group AG and certain current and former executives were named in a putative class action complaint filed in the SDNY by a holder of Credit Suisse American Depositary Receipts, asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse’s risk management practices with respect to the SCFF and Archegos matters.
As these matters develop, we may become subject to additional litigation and regulatory inquiries, investigations and actions.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AGM	Annual General Meeting
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
Board	Board of Directors
BoE	Bank of England
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CRO	Chief Risk Officer
CSAM	Credit Suisse Asset Management (Schweiz) AG
D
DOJ	US Department of Justice
E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ESG	Environmental, Social and Governance
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
FOMC	Federal Open Market Committee
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
G-SIB	Global systemically important bank
GTS	Global Trading Solutions
H
HQLA	High-quality liquid assets
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IT	Information technology
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LTI	Long-term Incentive
LTV	Loan-to-value
M
MCN	Mandatory convertible note
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NOL	Net operating losses
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OPEC+	Organization of the Petroleum Exporting Countries Plus
OTC	Over-the-counter
P
PRA	Prudential Regulatory Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCFF	Supply chain finance fund
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
STI	Short-term Incentive
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
York	York Capital Management
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of				Average in			Average in
	2Q21	1Q21	4Q20	2Q20	2Q21	1Q21	2Q20	6M21	6M20
1 USD / CHF	0.93	0.94	0.88	0.95	0.91	0.90	0.96	0.91	0.96
1 EUR / CHF	1.10	1.11	1.08	1.07	1.10	1.09	1.06	1.10	1.06
1 GBP / CHF	1.28	1.30	1.20	1.17	1.28	1.25	1.20	1.26	1.22
100 JPY / CHF	0.84	0.85	0.85	0.88	0.83	0.85	0.90	0.84	0.89
Share data
in / end of	6M21		2020		2019		2018
Share price (common shares, CHF)
Average	10.86		9.96		12.11		15.17
Minimum	9.06		6.42		10.59		10.45
Maximum	13.24		13.27		13.54		18.61
End of period	9.692		11.40		13.105		10.80
Share price (American Depositary Shares, USD)
Average	11.97		10.55		12.15		15.50
Minimum	9.91		6.48		10.74		10.42
Maximum	14.55		13.61		13.63		19.98
End of period	10.49		12.80		13.45		10.86
Market capitalization (CHF million)
Market capitalization	25,448	[1]	27,904		32,451		27,605
Dividend per share (CHF)
Dividend per share	–		0.10	[2]	0.2776	[2]	0.2625	[3]
1 Excludes shares held as part of the share repurchase programs.
2 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.
3 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of July 28, 2021	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa1	Stable
Standard & Poor's	–	BBB+	Negative
Fitch Ratings	F2	A-	Negative
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A+	Negative
Fitch Ratings	F1	A	Negative

Financial calendar and contacts
Financial calendar
Third quarter results 2021	Thursday, November 4, 2021
Fourth quarter results 2021	Thursday, February 10, 2022

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite
Our 2020 annual publication suite consisting of Annual Report and Sustainability Report is available on our website credit-suisse.com/annualreporting.
Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520134 English / 229006E